UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Daiwa House REIT Toshi Hojin
(Name of Subject Company)

Daiwa House REIT Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Daiwa House Residential Investment Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masazumi Kakei Executive Director Daiwa House REIT Investment Corporation 2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo 103-0025, Japan (Telephone +81-3-5651-2895)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the previously submitted documents as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 and the documents attached hereto as Exhibit 5.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on April 18, 2016.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement Between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation*

2	Notice Concerning Execution of Merger Agreement Between Daiwa House Asset Management Co., Ltd. and Daiwa House REIT Management Co., Ltd.*

3
Notice Concerning Forecasts of Financial Results for the Fiscal Periods Ending February 2017 and Ending August 2017 Following the Merger of Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation*

4	Notice Concerning Acquisition of Trust Beneficial Interests in Domestic Real Estate and Leasing of Assets*

5	Notice of Convocation of the 12th General Meeting of Unitholders

*Previously submitted as part of Form CB on April 18, 2016

3

 PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jiro Kawanishi
(Signature)

Jiro Kawanishi Executive Director Daiwa House Residential Investment Corporation
(Name and Title)

May 9, 2016
(Date)

4

EXHIBIT 5

Notice of Convocation of the 12th General Meeting of Unitholders

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

 [Translation]

Securities Code: 3263

May 6, 2016

To our unitholders

Daiwa House REIT Investment Corporation

2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo

Masazumi Kakei, Executive Director

Notice of Convocation of the 12th General Meeting of Unitholders

We hereby give notice of and invite you to attend the 12th General Meeting of Unitholders (the “General Meeting of Unitholders”) of Daiwa House REIT Investment Corporation (“DHR”), which will be held as set out below.

If you are unable to attend, you may exercise your voting rights with a voting form.  In that case, please consider the “Reference Documents for the General Meeting of Unitholders” set out below, indicate your approval or disapproval on the enclosed voting form, and then return the form so that it arrives to us by no later than 6:00 P.M. on May 26, 2016 (Thursday).

In accordance with Article 93, Paragraph 1 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended), DHR has set forth the provisions for “deemed approval” in Article 17 of DHR’s Articles of Incorporation.  Therefore, please note that if you are unable to attend the General Meeting of Unitholders and do not exercise your voting rights with the voting form, you will be deemed to have approved each of the proposals being discussed at the Meeting, and the number of voting rights you hold will be counted in the number of voting rights of unitholders present.

(Excerpt from DHR’s Articles of Incorporation)

Article 17         Deemed Approval

1.
If a unitholder is not present at a general meeting of unitholders and does not exercise its voting rights, the unitholder will be deemed to have approved the proposals submitted to the general meeting of unitholders (excluding, if multiple proposals are submitted and such proposals conflict with each other, any of such proposals).

2.
The number of voting rights represented by the unitholders who are deemed to have approved the proposals under the preceding paragraph shall be included in the number of voting rights represented by the unitholders present.

Meeting Details

1.	Time and Date: May 27, 2016 (Friday) 10:00 A.M.

2.	Location: Conference Room 201, Daiwa House Industry Co., Ltd., Tokyo Building 3-13-1 Iidabashi, Chiyoda-ku, Tokyo

(Please see “the “Map to the 12th General Meeting of Unitholders” at the end of this notice.)

3.	Matters for the General Meeting of Unitholders

Matters to be Resolved

Proposal No. 1:	Approval of the Absorption-Type Merger Agreement with Daiwa House Residential Investment Corporation	p. 1

Proposal No. 2:	Termination of the Asset Management Agreement with Daiwa House REIT Management Co., Ltd.	p. 12

Proposal No. 3:	Partial Amendments to the Articles of Incorporation	p. 13

Proposal No. 4:	Appointment of one Executive Director	p. 17

Proposal No. 5:	Appointment of one Substitute Executive Director	p. 18

Proposal No. 6:	Appointment of two Supervisory Directors	p. 19

Proposal No. 7:	Appointment of one Substitute Supervisory Director	p. 20

N.B.

(i)	On the day of the Meeting, please submit the enclosed voting form to the reception desk at the meeting venue.

(ii)
It is possible for another unitholder who holds voting rights to attend the General Meeting of Unitholders as a proxy.  If a proxy will attend in your place, please submit a document evidencing the authority of the proxy together with the voting form to the reception desk at the meeting venue.

(iii)	The method to make known any amendments to the matters in the Reference Documents for the General Meeting of Unitholders

If it becomes necessary to amend matters in the Reference Documents for the General Meeting of Unitholders during the period until the day prior to the General Meeting of Unitholders, the amended matters will be posted on DHR’s website at http://www.daiwahouse-reit.jp/.

(iv)
After the closing of the General Meeting of Unitholders, a management performance briefing will be held on the same day by DHR’s asset manager, Daiwa House REIT Management Co., Ltd. (the “Asset Manager”) at the same venue.  DHR kindly asks that you also attend the briefing.

Reference Documents for the General Meeting of Unitholders

Proposals and Reference Matters

Proposal No.1	Approval of the Absorption-Type Merger Agreement with Daiwa House Residential Investment Corporation

1.	Reasons for the Absorption-Type Merger

As of April 15, 2016, DHR has agreed to implement an absorption-type merger (the “Merger”) with Daiwa House Residential Investment Corporation (“DHI”; collectively with DHR, the “Investment Corporations”) as the surviving corporation and DHR as the absorbed corporation, with the effective date being September 1, 2016, and has executed a merger agreement (the “Merger Agreement”) with respect to the Merger.

The asset managers of the Investment Corporations—Daiwa House REIT Management Co., Ltd (the “Asset Manager”), the asset manager for DHR, and Daiwa House Asset Management Co., Ltd. (“DHAM”; collectively with the Asset Manager, the “Asset Managers”), the asset manager for DHI—are both wholly-owned subsidiaries of Daiwa House Industry Co., Ltd. (“Daiwa House Industry”), and have worked to develop their own track records in asset management with the support of the Daiwa House group (consisting of Daiwa House Industry and its 142 consolidated subsidiaries, 2 unconsolidated subsidiaries, 25 equity-method affiliates and 2 non-equity-method affiliates, as of March 31, 2016; the same hereinafter).

DHR first listed on the Tokyo Stock Exchange REIT market in November 2012 as an investment corporation dealing in logistics and commercial properties, specifically high-performance logistics properties and specialty retail complexes, with a portfolio consisting of 24 properties with a total acquisition price of JPY 114.5 billion.  DHR has continued to operate for seven fiscal periods since then, and its investments have grown to 41 properties with a total acquisition price of JPY 203.7 billion in the three years since its listing as DHR works to secure stable cash flow through long-term fixed contracts and grow externally with property acquisitions focusing on the Daiwa House group’s strong pipeline.

DHI first listed on the Tokyo Stock Exchange REIT market in March 2006 as BLife Investment Corporation, dealing in residential and commercial properties.  It began with a portfolio of 14 properties with a total acquisition price of JPY 32.0 billion, and has since continued to operate for 20 fiscal periods.  In December 2008, Daiwa House Industry became its main sponsor, and on April 1, 2010 it absorbed New City Residence Investment Corporation.  DHI adopted its current trade name on December 1, 2011, and amended its articles of incorporation to specialize in residential investment.  With its diversified residential portfolio and stable cash flow, DHI has been able to grow steadily to date by combining property acquisitions aided by the continual support of the Daiwa House group with proactive property acquisitions from outside the group, and has used its retained earnings to actively update its property portfolio.  In the ten years since it first listed on the Tokyo Stock Exchange (the “TSE”), DHI’s investments have grown to 142 properties with a total acquisition price of JPY 256.3 billion.

The Investment Corporations have used their individual strengths to work towards securing stable income over the medium to long term and steadily growing their assets, with the aim of sustainably increasing unitholder value.  However, each faces its own challenges: DHR has relatively limited available strategies for efficiently swapping out investments and achieving internal growth at its positioning in the logistics REIT sector and its current portfolio size, while DHI’s LTV ratio remains high, and its portfolio specialized in residential properties offers limited opportunities for internal growth.  It was with this in mind that the Investment Corporations first agreed to begin negotiations for a merger as one option for addressing these challenges and promoting the future growth of both corporations.  After careful deliberations, the Investment Corporations determined that the Merger was the most effective strategy for maximizing unitholder value based on secured cash flow and improved and stable distribution through solid growth of the portfolio.  As such, the Investment Corporations executed the Merger Agreement.

The Investment Corporations expect the following to result from the Merger: (i) enhanced external growth potential and further internal growth opportunities through the shift to a diversified REIT,, (ii) improvement of the position in the J-REIT market and asset-management flexibility through scale enhancement, and (iii) acceleration of growth leveraging the value chain of the Daiwa House Group’s integrated capabilities, among other positive effects.

The surviving corporation after the Merger will shift to a diversified REIT that invests in new types of properties, such as hotels, office buildings, in addition to those that the Investment Corporations have dealt in to date.  Its policy will be to leverage the Daiwa House group’s integrated capabilities to enhance its growth potential, improve the profitability and quality of its portfolio, and achieve sustainable external growth and stable distributions.

We humbly request the understanding of our unitholders with respect to the purpose of the Merger, and ask that you approve the Merger Agreement.

2.	Outline of the Absorption-Type Merger Agreement

As described in Schedule 1.

3.	Outline of Matters Listed in Article 193(1)(i) through (iii) of Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations

(1)	Matters concerning the adequacy of consideration for merger

(i)	Adequacy of the total amount, calculation method, and allotment of the consideration for merger to be delivered in the absorption-type merger

A.	Merger ratio and allotment

a.	Allotment of new investment units

DHI will issue, to DHR’s unitholders (excluding DHR, DHI, and DHR’s unitholders who have requested the purchase of their investment units in accordance with Article 149-3 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”)) (the “Allotted Unitholders”) entered in or recorded on the final unitholders register of DHR as of the day immediately preceding the effective date of the Merger, the number of investment units as is calculated by multiplying by 2.2 the aggregate number of investment units of DHR owned by the Allotted Unitholders, and will allot and deliver to the Allotted Unitholders 2.2 investment units of DHI per one investment unit of DHR owned by the Allotted Unitholders.  If fractional units less than one unit will be generated for the number of investment units of DHI to be issued to the Allotted Unitholders, those fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who hold fractions in proportion to the size of their holdings of fractions.

	DHI (surviving corporation)	DHR (absorbed corporation)
Allotment of investment units under the Merger	1	2.2
b.	Delivery of merger payment

In addition to the above investment units, in lieu of cash distributions to the unitholders of DHR for DHR’s fiscal period ending on the day immediately preceding the effective date of the Merger, DHI plans to make a payment upon the merger that will be equivalent to the cash distributions of DHR for that fiscal period (a merger payment equal to the distributable profit amount of DHR as of the day immediately preceding the effective date of the Merger divided by the number of investment units after deducting the number of investment units held by unitholders other than the Allotted Unitholders of DHR from the number of outstanding investment units of DHR as of the day immediately preceding the effective date of the Merger), to the Allotted Unitholders, within a reasonable period after the effective date of the Merger.

B.	Basis and process of calculation

For the purpose of determining the merger ratio to be adopted in the Merger, and with a view to ensuring fairness, DHR and DHI each appointed a financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio.  DHR appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (hereafter, “Mitsubishi UFJ Morgan Stanley Securities”), and DHI appointed Nomura Securities Co., Ltd. (hereafter, “Nomura Securities”).

Mitsubishi UFJ Morgan Stanley Securities conducted its analysis of the merger ratio for each of DHR and DHI, comprehensively taking into consideration the analysis results based on (i) investment unit price analysis as a method of analysis based on the investment unit price formed in the securities market, as investment units of DHR and DHI are listed on the TSE, (ii) analysis by comparison to similar investment corporations as a method of analysis based on the investment unit value of other listed investment corporations conducting business similar to that of DHR and DHI, (iii) the dividend discount model as a method of analysis of investment unit value based on dividends which unitholders of DHR and DHI are expected to receive in the future, (iv) discounted cash flow analysis (hereafter “DCF Analysis”) as a primary method of analysis of investment unit value based on the mid-to-long term future business activities of DHR and DHI, and (v) the net asset value approach as a method of static analysis of investment unit value, which reflects the market value of assets held by DHR and DHI.  A summary of the analysis performed by Mitsubishi UFJ Morgan Stanley Securities is as follows.

Financial Analysis Approach	DHI	DHR
Investment unit price analysis	1	1.79~2.14
Analysis by comparison to similar investment corporations	1	2.10~2.31
Dividend discount model	1	1.97~1.98
DCF Analysis	1	2.14~2.54
Net asset value approach	1	2.16
Concerning the investment unit price analysis, taking into account the recent market trading trends of the investment units of DHR and DHI, the financial analysis date was set at April 14, 2016 and the merger ratio was analyzed based on the closing prices for one-month, three-month, six-month, and twelve-month periods up to the financial analysis date.  Please refer to Note 1 below for more detailed information regarding the assumptions and disclaimers for the analyses of Mitsubishi UFJ Morgan Stanley Securities.

In the future profit plan of DHR and DHI which Mitsubishi UFJ Morgan Stanley Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

Nomura Securities performed a financial analysis of the merger ratio for each of DHR and DHI, adopting (i) average market investment unit price analysis, as investment units of both DHR and DHI are listed on the TSE and the market investment unit price is available, (ii) comparable similar investment corporation analysis, as DHR and DHI are comparable to several listed investment corporations and the investment unit value may be analogically inferred by comparing them thereto, (iii) DCF Analysis in order to reflect future business activity in the financial analysis, and (iv) the adjusted net asset value approach, in order to reflect the effect on net assets of changes in market value and exchangeability into cash.  A summary of the financial analysis performed by Nomura Securities is as follows.

Financial Analysis Approach	DHI	DHR
Average market investment unit price analysis	1	1.98~2.10
Comparable similar investment corporation analysis	1	2.12~2.50
DCF Analysis	1	2.10~2.51
Adjusted net asset value approach	1	2.11
Concerning the average market investment unit price analysis, the financial analysis date was set at April 14, 2016, and the closing prices on the financial analysis date, and the simple averages of closing prices for the one-week, one-month, three-month, and six-month periods up to the financial analysis date were employed.  Please refer to Note 2 below for more detailed information regarding the assumptions and disclaimers for the analysis of Nomura Securities.

In the future profit plan of DHR and DHI which Nomura Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

DHR and DHI determined the above-mentioned merger ratio to be appropriate and executed the Merger Agreement after comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger, and the results of the financial analysis conducted by Mitsubishi UFJ Morgan Stanley Securities and Nomura Securities (the financial advisors for DHR and DHI), and discussing and negotiating at length.

DHR and DHI took the following measures to ensure fairness in the execution of the Merger Agreement.

a.	Measures to ensure fairness in the course of considering pros and cons of the Merger and the merger ratio

In the course of considering the Merger, each of the Investment Corporations has reported, in a timely manner, the progress of deliberations to its board of directors, which consists of one executive director and two supervisory directors, whose independence from any asset management company has been ensured under the Investment Trusts Act.  Further, important matters to be considered have been deliberated and approved by the board of directors of DHR and DHI.

Furthermore, DHR has appointed Anderson Mori & Tomotsune and DHI has appointed Mori Hamada & Matsumoto, as legal advisors for the Merger, and DHR and DHI have received advice on matters including the procedures for the Merger, and the method and procedures for making decisions.

b.	Measures to ensure fairness in determination of the merger ratio

As described above, DHR and DHI requested their respective financial advisors to conduct a financial analysis regarding the merger ratio.  In determining the appropriate merger ratio, DHR and DHI considered various factors including the financial analyses conducted by their respective financial advisors.

In order to ensure the fairness of the Merger, DHR has retained Mitsubishi UFJ Morgan Stanley Securities, which is an independent third party financial advisor, for its unitholders, and obtained a merger ratio analysis report, in which analyses of the allotment of investment units under the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of DHR has determined that measures for ensuring the fairness of the Merger were adequately implemented.

In order to ensure the fairness of the Merger, DHI has retained Nomura Securities, which is an independent third party financial advisor, for its unitholders, and obtained a merger ratio analysis report, in which analyses of the allotment of investment units under the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of DHI has determined that measures for ensuring the fairness of the Merger were adequately implemented.

It is to be noted that neither DHR nor DHI obtained a fairness opinion from the relevant financial advisor to the effect that the merger ratio is financially suitable for unitholders of the Investment Corporations.

c.	Using an independent financial advisor

In order to receive advice in deliberating the Merger and other support in implementing the Merger, DHI used Daiwa Securities Co. Ltd. (“Daiwa Securities”) as an independent financial advisor in addition to the independent third party financial advisor mentioned in b. above to which DHI requested the calculation of the merger ratio.  It is to be noted that DHI did not obtain a merger ratio analysis report or a fairness opinion from Daiwa Securities.

(Note 1)
In analyzing the above merger ratio, Mitsubishi UFJ Morgan Stanley Securities has relied on the information provided by DHR and DHI and publicly available information assuming that all such materials and information are accurate and complete, without independent verification of the accuracy or completeness of those materials and information.  In addition, Mitsubishi UFJ Morgan Stanley Securities did not make any independent valuation, appraisal, or assessment of the assets or liabilities (including off-balance-sheet assets and liabilities and any other contingent liabilities) of DHR and DHI, nor has Mitsubishi UFJ Morgan Stanley Securities requested any such appraisal or assessment from a third-party institution.  Further, Mitsubishi UFJ Morgan Stanley Securities has assumed that the financial projections provided by DHR and DHI have been prepared in a reasonable manner to reflect the best currently available estimates and judgments by the management of each of DHR and DHI.  The analysis of the above merger ratio by Mitsubishi UFJ Morgan Stanley Securities was based on the above information that was available as of April 14, 2016.

Mitsubishi UFJ Morgan Stanley Securities has prepared its analysis solely for the board of directors of DHR for the purpose of deliberating the Merger and the analysis may not be definitively relied upon or used for any other purpose or by any other third party.  In addition, Mitsubishi UFJ Morgan Stanley Securities will not provide any opinion or recommendation on voting by any of the unitholders of DHR or DHI with respect to the Merger or any other proposed transaction.

(Note 2)
Nomura Securities has generally used information provided by DHR and DHI and publicly available information in order to conduct the merger ratio analysis.  Nomura Securities has not conducted any independent verification of the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete.  In addition, Nomura Securities has not made any independent valuation, appraisal, or assessment of the assets or liabilities (including off-balance-sheet assets and liabilities and any other contingent liabilities) of DHR and DHI, nor has Nomura Securities requested any such valuation, appraisal, or assessment from a third-party institution.  Further, Nomura Securities has assumed that the financial projections (including profit plan and other information) provided by DHR and DHI have been prepared in a reasonable manner on the basis of the best estimates and judgment currently available by the management of each of DHR and DHI.

C.	Relationship with the financial advisors

Mitsubishi UFJ Morgan Stanley Securities, the financial advisor for DHR, does not fall under the definition of an “Affiliated Party” of DHR or DHI (as set forth in Article 67(4) of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended; the same hereinafter)) and has no significant interest to note in connection with the Merger.

Nomura Securities, the financial advisor for DHI, does not fall under the definition of an “Affiliated Party” of DHR or DHI and has no significant interest to note in connection with the Merger.

(ii)	Reason for selecting cash as part of the consideration for merger

In lieu of cash distributions to the unitholders of DHR for DHR’s fiscal period ending on the day immediately preceding the effective date of the Merger, DHI plans to make a payment upon the merger that will be equivalent to the cash distributions of DHR for that fiscal period to the Allotted Unitholders, within a reasonable period after the effective date of the Merger.

This amount of cash will be delivered as a merger payment in lieu of cash distributions in order to distribute to DHR’s unitholders the results of asset management by DHR during DHR’s last fiscal period ending on the day immediately preceding the effective date of the Merger (from March 1, 2016 to August 31, 2016).

(iii)	Adequacy of provisions regarding the unitholders’ capital of DHI

A.	Unitholders’ capital: 0 yen

B.	Capital surplus:
the amount obtained by deducting the amount set out in A. above from the amount of increase or decrease in the unitholders’ equity, etc., set out in Article 22(1) of the Ordinance on Accountings of Investment Corporations

(2)	Matters that will serve as a reference with regard to the consideration for merger

(i)	Provisions of the articles of incorporation of the surviving corporation (DHI)

As described in Schedule 2. Note, however, that as described in the Merger Agreement attached as Schedule 1, DHI must hold a general meeting of unitholders and request approval of the proposal to amend its articles of incorporation as stated in the Schedule of the Merger Agreement attached as Schedule 1 (The Content of the Amendments), as of the effective date of the Merger, subject to the Merger taking effect.

(ii)	Exchangeability into cash of the investment units to be delivered as the consideration for merger

A.	Market on which those investment units will be traded The Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange

B.	Brokers, intermediaries, or agencies for the trading of those investment units Securities companies, etc. that are trading participants or members of the above stock exchange

(iii)	Market price of the investment units to be delivered as the consideration for merger

The highest and lowest investment unit prices (closing prices) of DHI for the last six months are as follows.

Month	Oct. 2015	Nov. 2015	Dec. 2015	Jan. 2016	Feb. 2016	Mar. 2016
Highest (yen)	246,800	255,300	249,900	247,300	252,700	237,100
Lowest (yen)	235,000	242,400	241,300	226,400	228,200	232,100
(3)	Matters related to financial statements, etc.

(i)	Matters related to the surviving corporation (DHI)

A.	Details of financial statements, asset management reports, and financial statements of cash distributions pertaining to the most recent fiscal period of DHI As described in Schedule 3.

B.
Details of disposition of material assets, assumption of significant obligations, or any other event materially affecting the status of an investment corporation’s assets that has occurred after the last day of the most recent fiscal period of DHI

a.
As of April 15, 2016, DHAM has executed with the Asset Manager, the asset manager of DHR, a merger agreement to implement an absorption-type merger with DHAM as the surviving company and the Asset Manager as the absorbed company, subject to the condition precedent that the Merger takes effect, effective as of September 1, 2016.

b.
As of April 15, 2016, DHI has executed a purchase agreement with Daiwa House Industry for two residential properties (Castalia Ningyocho III (Note) and Royal Parks Umejima) to be acquired on September 28, 2016; provided, however, that assets to be acquired by DHI will be acquired on the condition that the Merger takes effect and the amendment to DHI’s articles of incorporation described in (2)(i) above becomes effective under the purchase agreement.

(Note)
The current name of the residential property is Roygent Ningyocho, but we use this name in light of the fact that the name is planned to be changed to Castalia Ningyocho III after the acquisition of the property by the surviving corporation after the Merger.

c.
As of April 15, 2016, DHI executed a new basic agreement on pipeline support, etc. (the “New Basic Agreement”) between DHI, DHAM, and Daiwa House Industry that will take effect as of the effective date of the Merger subject to the Merger taking effect.  Upon the effectiveness of the New Basic Agreement, the existing basic agreement on pipeline support, etc. (the “DHI Existing Basic Agreement”) between these parties will be expired.  The New Basic Agreement is an agreement that integrates the substantive content of the DHI Existing Basic Agreement and the memorandum on pipeline support (the “DHR Existing Memorandum”) executed by DHR and the Asset Manager with Daiwa House Industry, and that covers hotels, offices, and healthcare facilities which are additional targets of pipeline support as a result of the expansion of investment target resulting from the Merger as well.

d.	DHI repaid borrowed funds amounting to 7,600 million yen which became due and payable on March 31, 2016, and borrowed funds for refinancing from the following institutions.

Lender	Amount of borrowed funds (unit: million yen)	Interest rate	Drawdown Date	Repayment Date	Repayment Method	Collateral
Sumitomo Mitsui Trust Bank, Limited Aozora Bank, Ltd. The Norinchukin Bank Chiba Bank Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. The Shizuoka Bank Fukuoka Bank	7,600	Base rate (the JBA Japanese Yen TIBOR (1 month)) +0.20%	March 31, 2016	March 29, 2019	Lump-sum repayment	No collateral and no guarantee

e.
DHI has decided, at its board of directors meeting held on April 15, 2016, to execute an amended agreement to extend the repayment date for the short-term borrowed funds amounting to 10,000 million yen due and payable on April 28, 2016.

The terms of the borrowing after the amendment thereby are as follows:

Lender	Amount of borrowed funds (unit: million yen)	Interest rate	Drawdown Date	Repayment Date	Repayment Method	Collateral
Mizuho Bank, Ltd.	3,250	Base rate (the JBA Japanese Yen TIBOR (1 month)) +0.175%	May 1, 2015	April 28, 2017	Lump-sum repayment	No collateral and no guarantee
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,250
Sumitomo Mitsui Trust Bank, Limited	1,750
Sumitomo Mitsui Banking Corporation	1,750
(ii)	Matters related to the absorbed corporation (DHR)

Details of disposition of material assets, assumption of significant obligations, or any other event materially affecting the status of an investment corporation’s assets that has occurred after the last day of the most recent fiscal period of DHR

a.
As of April 15, 2016, the Asset Manager has executed with DHAM, the asset manager of DHI, a merger agreement to implement an absorption-type merger with DHAM as the surviving company and the Asset Manager as the absorbed company, subject to the condition precedent that the Merger takes effect, effective as of September 1, 2016.

b.
As of April 15, 2016, DHR has executed a purchase agreement with Daiwa House Industry (as for Naha Shintoshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi), with Daiwa House Industry and DO Shin-toshin Development Tokutei Mokuteki Kaisha) for two logistics properties (D Project Hibiki Nada and D Project Morioka II), one commercial property (Sports Depo Golf 5 Ogura Higashi Inter Store), and one multi-purpose property (office, hotel and commercial) (Naha Shintoshin Center Building (Daiwa Roynet Hotel Naha-Omoromachi)) to be acquired on September 28, 2016; provided, however, that assets to be acquired by DHR (i.e. DHI after the Merger) will be acquired on the condition that the Merger takes effect and the amendment to DHI’s articles of incorporation described in (2)(i) above becomes effective under the purchase agreement.

Proposal No. 2	Termination of the Asset Management Agreement with Daiwa House REIT Management Co., Ltd.

Upon the Merger, DHR will terminate the asset management agreement currently executed between DHR and the Asset Manager on the effective date of the Merger subject to the Merger taking effect.  DHR is submitting a proposal for approving this termination.

DHI has executed an asset management agreement with DHAM, and after the Merger, DHAM will continue to manage the assets of DHI, which will be the surviving corporation.

This proposal is subject to Proposal No. 1 “Approval of the Absorption-Type Merger Agreement with Daiwa House Residential Investment Corporation” being approved and passed as planned.

Proposal No. 3	Partial Amendments to the Articles of Incorporation

DHR is submitting a proposal for amendments to the Articles of Incorporation of DHR as stated below in “2. Content of the Amendments.”

1.	Reasons for the Amendments

(1)
To delete unnecessary provisions relating to investment restrictions, as the requirements for an investment corporation to be eligible for special treatment for taxation have changed as a result of the amendment of the Ordinance for Enforcement of the Act on Special Measures Concerning Taxation (Ordinance of the Ministry of Finance No. 15 of 1957, as amended) (relating to Article 34, Paragraph 4 of the current Articles of Incorporation of DHR).

(2)
To make an amendment to enable DHR to make cash distributions in excess of profits for the purpose of limiting tax (including corporation tax), in line with the amendment of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended), the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended), and other similar laws and regulations relating to the issue of different treatment between tax and book accounts (relating to Article 46 of the current Articles of Incorporation of DHR).

(3)
To amend the provisions relating to the maximum amount of cash distributions in excess of profits, based on the partial amendment of the rules set forth by the Investment Trusts Association, Japan (relating to Article 46 of the current Articles of Incorporation of DHR).

(4)	In addition to the above, to delete any supplementary provisions that have become unnecessary in connection with the enforcement of the amendment of the Investment Trusts Act.

2.           Content of the Amendments

The details of the amendments are as described below.

(The amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendments
Article 34 Investment Restrictions	Article 34 Investment Restrictions
1. (Omitted)	1. (Same as Current Provisions)
2. and 3. (Omitted)	2. and 3. (Same as Current Provisions)
4.             DHR shall manage the assets so as to keep the ratio of the value of real properties and other assets as set forth in Article 22-19, Paragraph 5 of the Ordinance for Enforcement of the Act on Special Measures Concerning Taxation (Ordinance of the Ministry of Finance No. 15 of 1957, as amended) to the total amount of assets held by DHR at 70% or more.

4. (Deleted)
Article 46 Policy for Cash Distributions DHR shall, in principle, make distributions in accordance with the following policy.	Article 46 Policy for Cash Distributions DHR shall, in principle, make distributions in accordance with the following policy.

(1) Total amount to be distributed to the unitholders	(1) Total amount to be distributed to the unitholders
(a) (Omitted)	(a) (Omitted)

Current Articles of Incorporation	Proposed Amendments

(b)                DHR shall distribute an amount that exceeds the amount equivalent to 90% of the amount set forth as its profit available for dividend under the cabinet order (the “Amount of Profit Available for Dividend”) as set forth in Article 67-15(1) of the Act on Special Measures Concerning Taxation (or if the method for calculating such amount changes due to revision or modification of the applicable laws or ordinances, the amount calculated by the method after the revision; the same hereafter in this Article 46).  DHR may accumulate a long-term repair reserve, distribution reserve, and any other similar reserves and allowances that are deemed necessary to maintain and improve the value of the Managed Assets unless DHR reports a loss for tax purposes or reports no income for tax purposes due to a deduction for carryover of loss, in which case the amount of distribution shall be an amount reasonably determined by DHR.

(b)                DHR shall distribute an amount that exceeds the amount equivalent to 90% of the amount set forth as its profit available for dividend under the cabinet order (the “Amount of Profit Available for Dividend”) as set forth in Article 67-15(1) of the Act on Special Measures Concerning Taxation (or if the method for calculating such amount changes due to revision or modification of the applicable laws or ordinances, the amount calculated by the method after the revision; the same hereafter in this Article 46).  DHR may accumulate, retain or otherwise employ a long-term repair reserve, distribution reserve, and any other similar reserves and allowances that are deemed necessary to maintain and improve the value of the Managed Assets, and other necessary amounts unless DHR reports a loss for tax purposes or reports no income for tax purposes due to a deduction for carryover of loss, in which case the amount of distribution shall be an amount reasonably determined by DHR.

Current Articles of Incorporation	Proposed Amendments

(2)          Distribution of cash in excess of profits
DHR may distribute to unitholders cash up to the sum of the amount equivalent to the depreciation on fixed assets recorded in the last day of the applicable fiscal period and the amount of profits, if the Distributable Amount is not in excess of 90% of the Amount of Profit Available for Dividend or if DHR considers it appropriate to do so; provided, however, that DHR may determine and distribute any amount of cash if the distribution amount will not exceed 90% of the Amount of Profit Available for Dividend even after distributing such amount, or if DHR considers it appropriate to do so.  The amount distributed to unitholders in excess of profits will be deducted from capital surplus, and any amount that cannot be deducted therefrom will be deducted from the total amount of capital.

(2)          Distribution of cash in excess of profits
DHR may distribute to unitholders cash up to the limit specified in the rules of the Investment Trusts Association, Japan, if DHR considers it appropriate to do so to limit the tax imposed on DHR (including corporation tax) or for any other reason.  The amount distributed to unitholders in excess of profits will be deducted from capital surplus, and any amount that cannot be deducted therefrom will be deducted from the total amount of capital.

Article 55                      Effectiveness of Amendments

Amendments to newly establish Article 6, Paragraph 2 of the Articles of Incorporation shall become effective on the enforcement date of the amendment of the Investment Trusts Act under which an investment corporation is permitted to acquire its own units for compensation upon agreement with its unitholders.

(Deleted)

Proposal No. 4	Appointment of one Executive Director

Since the term of office of the Executive Director Masazumi Kakei will expire on May 31, 2016, DHR is submitting a proposal for appointing one Executive Director as of June 1, 2016.  In this proposal, the term of office of the Executive Director will be two years commencing on June 1, 2016 pursuant to the main text of Article 22, Paragraph 1 of the Articles of Incorporation.

This proposal regarding the appointment of an Executive Director is submitted with the unanimous consent of the Supervisory Directors at the meeting of the Board of Directors of DHR held on April 15, 2016.

The candidate for Executive Director is as follows.

Name (Date of Birth)	Major Career Summary
Masazumi Kakei (December 24, 1949)	Apr. 1972	Joined Mitsui Trust Bank, Limited (currently Sumitomo Mitsui Trust Bank, Limited)
	May 1994	Became General Manager of the Gotanda Branch
	Jul. 1996	Became General Manager attached to the Financial Planning Department
	May 1997	Became General Manager of the Global Credit Supervision Department I
	Apr. 2000	Became General Manager of the Nihonbashi Sales Department III of The Chuo Mitsui Trust and Banking Co., Ltd. (currently Sumitomo Mitsui Trust Bank, Limited)
	Jun. 2000	Became Executive Director and General Manager of the Nihonbashi Sales Department III
	Mar. 2001	Became Executive Director and General Manager of the Osaka Branch
	Jun. 2003	Appointed as Senior Managing Director of Daito Woolen Spinning & Weaving Co., Ltd.
	Jun. 2006	Appointed as President of Daito Woolen Spinning & Weaving Co., Ltd.
	Jun. 2008	Appointed as Corporate Auditor of NIHON TRIM Co., Ltd.
	Jun. 2010	Became Advisor to Chuo Mitsui Guarantee Co., Ltd. (currently Sumitomo Mitsui Trust Guarantee Co., Ltd.)
	Jun. 2012	Appointed as Corporate Auditor of System Trust Laboratory Co., Ltd.
	Sep. 2012	Appointed as Executive Director of DHR (current post)

*           The above candidate for Executive Director has no special interest in DHR.

*           The above candidate for Executive Director does not hold any DHR investment units.

Proposal No. 5	Appointment of one Substitute Executive Director

DHR is submitting a proposal for appointing one Substitute Executive Director to prepare for the case of a vacancy in the position of Executive Director or the case where the number of Executive Directors falls below the number prescribed by laws and ordinances.  In this proposal, the resolution regarding the appointment of one Substitute Executive Director will be effective until the term of office of the Executive Director in Proposal No. 4 expires on May 31, 2018 pursuant to the main text of Article 22, Paragraph 2 of the Articles of Incorporation.

In addition, DHR is submitting a proposal to the effect that the appointment of a Substitute Executive Director may, only prior to the assumption of office, be canceled with a resolution passed at the meeting of the Board of Directors.

This proposal regarding the appointment of a Substitute Executive Director is submitted with the unanimous consent of the Supervisory Directors at the meeting of the Board of Directors of DHR held on April 15, 2016.

The candidate for Substitute Executive Director is as follows.

Name (Date of Birth)	Major Career Summary
Hirotaka Najima (March 15, 1961)	Apr. 1983	Joined Daiwa House Industry Co., Ltd.
	Apr. 1996	Became Manager of the Accounting General Affairs Section, Kurashiki Branch
	Jun. 1999	Became Manager of the Accounting Section, Accounting Division, Head Office
	Dec. 2001	Became Group Manager of the Tax Affairs and Accounting Group, Accounting Division, Administration
	Apr. 2004	Became Assistant Manager of the Accounting Division, Administration and Group Manager of the Tax Affairs and Accounting Group
	Jun. 2006	Became Executive Manager of the Administrative Division, Head Office
	Apr. 2011	Became Executive Manager of the Accounting Division, Tokyo Office
	Jun. 2012	Became Executive Manager of the Accounting Division, Head Office
	Jul. 2012	Seconded as an advisor to Daiwa House REIT Management Co., Ltd.
	Aug. 2012	Appointed as Representative Director, President and Chief Executive Officer of Daiwa House REIT Management Co., Ltd. (current post)
	Apr. 2013	Transferred to Daiwa House REIT Management Co., Ltd.
*	The above candidate for Substitute Executive Director is Representative Director, President and CEO of the Asset Manager.

*	The above candidate for Substitute Executive Director has no special interest in DHR except for the above interest.

*	The above candidate for Substitute Executive Director does not hold any DHR investment units.

Proposal No. 6                                Appointment of two Supervisory Directors

Since the terms of office of both Supervisory Directors, Shuichi Sasaki and Tatsuro Sasaki, will expire on May 31, 2016, DHR is submitting a proposal for appointing two Supervisory Directors as of June 1, 2016.  In this proposal, the term of office of each of the two Supervisory Directors will be two years commencing on June 1, 2016 pursuant to the main text of Article 22, Paragraph 1 of the Articles of Incorporation.

In addition, pursuant to the provisions of the Investment Trusts Act and Article 20 of the Articles of Incorporation, the number of Supervisory Directors is required to be at least one more than the number of Executive Directors.

The candidates for Supervisory Directors are as follows.

Candidate Number	Name (Date of Birth)	Major Career Summary
1	Shuichi Sasaki (April 2, 1949)	Apr. 1980	Registered as attorney-at-law (Tokyo Bar Association); joined Sanada Law Office
		Apr. 1985	Established Sasaki Law Office
		Feb. 1993	Established Sasaki & Suzuki Law Office (currently Sasaki Sogo Law Office) and became Partner (currently Representative Attorney-at-Law) (current post)
		Sep. 2005	Appointed as Outside Director of ISEHANHONTEN Co., Ltd. (current post)
		Sep. 2007	Appointed as a Supervisory Director of Daiwa House REIT Investment Corporation (current post)
2	Osamu Tada (September 26, 1952)	Nov. 1981	Joined Showa Audit Corporation (currently Ernst & Young ShinNihon LLC)
		Aug. 1985	Registered as a certified public accountant
		May 1997	Appointed as a member of Ota and Showa Audit Corporation (currently Ernst & Young ShinNihon LLC)
		May 2003	Appointed as a representative member of Shin Nihon Audit Corporation (currently Ernst & Young ShinNihon LLC)
		Jul. 2008	Appointed as a senior partner of Ernst & Young ShinNihon LLC
		Jul. 2014	Opened Tada Osamu Certified Public Accountant Office (current post)

*	Neither of the above candidates for Supervisory Director has any special interests in DHR.

*	Neither of the above candidates for Supervisory Director holds any DHR investment units.

Proposal No. 7	Appointment of one Substitute Supervisory Director

DHR is submitting a proposal for appointing one Substitute Supervisory Director to prepare for the case of a vacancy in the position of Supervisory Director or the case where the number of Supervisory Directors falls below the number prescribed by laws and ordinances.  In this proposal, the resolution regarding the appointment of one Substitute Supervisory Director will be effective until the term of office of the Supervisory Directors in Proposal No. 6 expires on May 31, 2018 pursuant to the main text of Article 22, Paragraph 2 of the Articles of Incorporation.

In addition, DHR is submitting a proposal to the effect that the appointment of a Substitute Supervisory Director may, only prior to the assumption of office, be canceled with a resolution passed at the meeting of the Board of Directors.

The candidate for Substitute Supervisory Director is as follows.

Name (Date of Birth)	Major Career Summary
Tatsuro Sasaki (September 5, 1981)	Dec. 2008	Registered as attorney-at-law (Tokyo Bar Association)
	Jan. 2009	Joined TMI Associates Tokyo Office
	Nov. 2011	Joined KATO - NISHIDA & HASEGAWA LAW FIRM
	Nov. 2013	Joined Sasaki & Suzuki Law Office (currently Sasaki Sogo Law Office) (current post)
	Nov. 2015	Appointed as Supervisory Director of Daiwa House REIT Investment Corporation (current post)

*	The above candidate for Substitute Supervisory Director has no special interests in DHR.

*	The above candidate for Substitute Supervisory Director does not hold any DHR investment units.

Reference Matters

If any of the proposals submitted to the General Meeting of Unitholders conflicts with any of the others, the provision of “deemed approval” which is provided for in Article 93, Paragraph 1 of the Investment Trusts Act and Article 17 of the Articles of Incorporation will not apply to any of such proposals.  None of Proposal No. 1 through Proposal No. 7 above constitutes such a conflicting proposal.

End

[Translation]

Schedule 1

MERGER AGREEMENT

15 April 2016

MERGER AGREEMENT

Daiwa House Residential Investment Corporation (“DHI”) and Daiwa House REIT Investment Corporation (“DHR”) enter into this merger agreement (the “Agreement”) as follows in relation to the merger between DHI and DHR (the “Merger”).

Article 1        Method of the Merger

In accordance with the provisions of this Agreement, DHI and DHR shall implement an absorption-type merger with DHI as the surviving corporation and DHR as the absorbed corporation under Article 147 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”).

Article 2        Names and addresses of merging parties

The names and addresses of the surviving corporation and the absorbed corporation are as follows.

(1)	Name and address of the surviving corporation

Name:	Daiwa House Residential Investment Corporation

Address:	2-4-8, Nagatacho, Chiyoda-ku, Tokyo

(2)	Name and address of the absorbed corporation

Name:	Daiwa House REIT Investment Corporation

Address:	2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo

Article 3	Method for calculating the number of investment units to be issued and allotted at the time of the Merger and matters regarding the allotment

3.1
At the time of the Merger, DHI shall issue new investment units in such number as is calculated by multiplying by 2.2 the aggregate number of investment units of DHR owned by the unitholders entered in or recorded on the final unitholders register of DHR as of the day immediately preceding the effective date of the Merger (the “Effective Date”) (excluding DHI, DHR, and the unitholders of DHR who have requested the purchase of their investment units in accordance with the provisions of Article 149-3 of the Investment Trusts Act; the “Allotted Unitholders”), and shall allot and deliver to the Allotted Unitholders 2.2 investment units of DHI per one investment unit of DHR owned by the Allotted Unitholders.

3.2
In the case of the preceding paragraph, if there is any fraction of less than one investment unit in the investment units of DHI to be allotted to the Allotted Unitholders, DHI shall treat such fraction in accordance with the provisions of Article 149-17 of the Investment Trusts Act.

Article 4        Matters regarding the total unitholders’ capital of the surviving corporation

The amount by which the total unitholders’ capital and the capital surplus of DHI will increase upon the Merger shall be as follows; provided, however, that DHI and DHR may change such amount upon agreement through consultation, taking into consideration the financial conditions of DHI and DHR on the day immediately preceding the Effective Date.

(1)	Unitholders’ Capital: 0 yen

(2)
Capital Surplus: The amount obtained by deducting the amount set out in the preceding item from the amount of increase or decrease in the unitholders’ equity, etc., set out in Article 22, Paragraph 1 of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended)

Article 5         Effective Date

The effective date of the Merger is September 1, 2016; provided, however, that DHI and DHR may change the Effective Date upon agreement through consultation, if necessary in order to complete the procedures for the Merger or for any other reason.

Article 6        General meeting of unitholders

6.1
DHI shall hold a general meeting of unitholders on June 17, 2016 or a date separately agreed on and determined by DHI and DHR, and request such general meeting of unitholders to approve (i) this Agreement, in accordance with the provisions of Article 149-7, Paragraph 1 of the Investment Trusts Act, (ii) changes to the articles of incorporation dated as of the Effective Date as set out in the Schedule subject to the Merger taking effect, and (iii) other proposals separately agreed on by DHI and DHR.

6.2
DHR shall hold a general meeting of unitholders on May 27, 2016 or a date separately agreed on and determined by DHI and DHR, and request such general meeting of unitholders to approve (i) this Agreement, in accordance with the provisions of Article 149-2, Paragraph 1 of the Investment Trusts Act, (ii) termination of the asset management agreement with Daiwa House REIT Management Co., Ltd. as of the Effective Date subject to the Merger taking effect, and (iii) other proposals separately agreed on by DHI and DHR.

Article 7        Post-merger trade name and related entities, etc. of DHI

7.1	DHI’s post-merger trade name shall be Daiwa House REIT Investment Corporation.

7.2
DHI’s asset manager (which shall mean an asset manager as referred to in Article 2, Paragraph 21 of the Investment Trusts Act; the same hereinafter), asset custody company (which shall mean an asset custody company as referred to in Article 2, Paragraph 22 of the Investment Trusts Act; the same hereinafter), administrative agent (which shall mean an administrative agent as referred to in Article 2, Paragraph 23 of the Investment Trusts Act to which the services set out in each item of Article 117 of the Investment Trusts Act shall be entrusted; the same hereinafter), and accounting auditor shall not be changed upon the Merger; provided, however, that the agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd., which is DHR’s administrative agent of investment corporation bonds (the “DHR’s Investment Corporation Bonds Administration Agreement”), shall be succeeded to by DHI upon the Merger, and the Bank of Tokyo-Mitsubishi UFJ, Ltd. shall become an administrative agent of DHI.

7.3
Subject to the effectiveness of the Merger, DHR shall, upon the Effective Date, terminate DHR’s asset management agreement with its asset manager, asset custody agreement with its asset custody company, administration agreements with its administrative agents (excluding the DHR’s Investment Corporation Bonds Administration Agreement), audit agreement (excluding audits of DHR’s financial statements required under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) for its fiscal period ending August 31, 2016) with its accounting auditor, and any other agreement that DHI and DHR separately agree to terminate.

7.4	Notwithstanding the preceding three paragraphs, DHI and DHR may change the provisions thereof upon agreement through consultation.

Article 8        Payment upon the merger

In lieu of cash distribution to the unitholders of DHR for DHR’s fiscal period ending on the day immediately preceding the Effective Date, DHI shall make a payment upon the merger calculated by the following formula to the Allotted Unitholders (with any fractional amount less than one yen rounded down) per one investment unit of DHR owned by the Allotted Unitholders, and within a period after the Effective Date that is reasonable in consideration of the determination of profit for that DHR’s fiscal period, the process of rendering payment upon the merger, and other factors:

Amount of the payment upon the merger per one investment unit	=	Distributable profit of DHR as of the day immediately preceding the Effective Date
Outstanding investment units of DHR as of the day immediately preceding the Effective Date

In the formula set out above, the term “Outstanding investment units of DHR as of the day immediately preceding the Effective Date” shall mean the number of investment units calculated by deducting the number of investment units held by the unitholders of DHR other than the Allotted Unitholders from the outstanding number of investment units of DHR as of the day immediately preceding the Effective Date.

Article 9        Cash distribution

With respect to cash distributions relating to the fiscal periods of DHI and DHR ended February 29, 2016, (i) DHI shall distribute 3,365,577,740 yen in total (4,501 yen per investment unit), and (ii) DHR shall distribute 3,381,449,400 yen in total (9,642 yen per investment unit), to their respective unitholders or the registered pledgees of investment units entered in or recorded on their respective final unitholders registers as of the last day of such fiscal period. Except for the distribution provided for above, no cash shall be distributed to unitholders until the Effective Date; provided, however, that if the Effective Date is changed to a date after September 1, 2016, DHI and DHR will determine the treatment of cash distributions upon agreement through consultation.

Article 10      Succession of corporate property

On the Effective Date, DHI shall succeed to any and all assets, liabilities, rights and obligations of DHR existing as of the Effective Date.

Article 11      Covenants

11.1
From the execution date of this Agreement to the Effective Date, DHI and DHR shall each conduct their respective business and manage and operate their respective property with the due care of a prudent manager, and cause their respective asset managers, asset custody companies, administrative agents, and other third parties to do the same, and shall obtain the prior consent of the other party before taking any action that might materially affect their respective assets, rights or obligations (including, but not limited to, issuance of investment units, issuance of investment corporation bonds, new borrowing (excluding any borrowing to pay existing loans), or entering into or performing a sale or purchase agreement for real property), unless otherwise expressly provided for herein or in any other agreement executed as of the execution date of this Agreement.

11.2
DHI and DHR shall immediately give notice to the other party, if, during the period on or before the Effective Date, either party learns of any event which may reasonably have a material impact on their business, financial condition, or the Merger (including, but not limited to, an event such as a breach of a financial covenant or other provision of any loan agreement, breach of law or ordinance by DHI or DHR, or a matter indicated by the relevant authorities). In this case, DHI and DHR shall discuss and consider how to deal with such event in good faith and shall use best efforts to resolve such issues.

Article 12      Conditions for the Merger

If any of the following conditions precedent to the Merger is not satisfied as of the day immediately prior to the Effective Date, or if it becomes clear that any of such conditions precedent to the Merger will not be satisfied on or before the day immediately preceding the Effective Date, then either party may cancel this Agreement without assuming any liability or payment obligation to the other party by giving written notice to the other party prior to the Effective Date (except for any liability or payment obligation owed by such party pursuant to breach of any other provision of this Agreement):

(1)
approval at the general meetings of unitholders of both DHI and DHR and other procedures pursuant to applicable laws and ordinances have been completed, and all necessary permits and approvals have been obtained, as required in relation to the Merger or in order to implement the matters contemplated in connection with the Merger;

(2)
neither DHI nor DHR is in breach of a contractual obligation (including those under this Agreement) or financial covenant or delayed in payment of a monetary debt (including taxes and other public charges); provided, however, that minor breaches and delays in payment shall be excluded;

(3)
there is no occurrence of an acceleration event (including any event that would constitute an acceleration event either with the passage of time or notice, or both), suspension of payments, or insolvency by DHI or DHR;

(4)
consent has been obtained from each financial institution lending money to DHI or DHR with respect to conducting the Merger and the basic borrowing conditions applicable on and after the effective date of the Merger (for each loan agreement, including necessary measures so that no breach of financial covenant clause, breach of covenant clause, or acceleration event attributable to DHI occurs after the Merger), and such consent has not been withdrawn;

(5)	each of DHI and DHR has reasonably confirmed that the procedures for filing of Form F-4 are not necessary for the Merger under the U.S. Securities Act;

(6)	no petition for the commencement of bankruptcy procedures, civil rehabilitation procedures, or any other similar legal insolvency procedures is filed with respect to DHI or DHR;

(7)
DHI and DHR have not been subject to revocation of registration by a supervisory agency, suspension of all or a part of its business, or other administrative disposition that materially impairs, or has a materially adverse effect on, the implementation of the Merger; and

(8)	in addition to the above, there is no event which is reasonably judged to materially impede the Merger or to make it impracticable.

Article 13      Change of conditions for the Merger and termination of this Agreement

If, during the period from the execution date of this Agreement to the Effective Date, (i) there is any material change in the assets or the business condition of DHI or DHR, (ii) it is reasonably concluded that the implementation of the Merger has become impossible or impracticable, (iii) it becomes difficult to achieve the purpose of the Merger for any other reason, or (iv) it becomes clear that there are grounds to believe that any of the above circumstances may arise, then DHI and DHR may, upon agreement through consultation in good faith, change the conditions of the Merger or any other provisions of this Agreement, or terminate this Agreement.

Article 14      Announcements

In the event DHI or DHR makes a public announcement in relation to the Merger such as the execution of this Agreement, its contents, or otherwise, the party shall make such announcement only with the prior consent of the other party hereto as to the announcement’s content, timing, method, etc.

Article 15      Costs and expenses

DHI shall bear costs and expenses incurred by DHI and DHR relating to the execution and performance of this Agreement subject to the Merger taking effect.

Article 16      Governing law

This Agreement shall be governed by and construed in accordance with Japanese law.

Article 17      Jurisdiction

DHI and DHR agree that the Tokyo District Court shall be the court of first instance having exclusive jurisdiction in any dispute related to this Agreement.

Article 18      Good faith consultation

Any necessary matters concerning the Merger as well as those provided for in this Agreement shall be separately determined through mutual consultation by DHI and DHR in accordance with the purpose of this Agreement.

(The remainder of this page has been intentionally left blank.)

This Agreement has been prepared in two originals, to which each of DHI and DHR shall affix its name and seal and retain one original.

April 15, 2016

DHI	Daiwa House Residential Investment Corporation
2-4-8, Nagatacho, Chiyoda-ku, Tokyo
Executive Director Jiro Kawanishi

DHR	Daiwa House REIT Investment Corporation
2-3-6, Nihonbashi Kayabacho, Chuo-ku, Tokyo
Executive Director Masazumi Kakei

Schedule (The Content of the Amendments)
The content of the amendments are as described below.
(The amended parts are underlined.)
Current Articles of Incorporation	Proposed Amendments
Article 1     Corporate Name
The name of the investment corporation (the “Investment Corporation”) is Daiwa House Residential Investment Corporation and is expressed as “Daiwa House Residential Investment Corporation” in English.

Article 1     Corporate Name
The name of the investment corporation (the “Investment Corporation”) is Daiwa House REIT Investment Corporation and is expressed as “Daiwa House REIT Investment Corporation” in English.

Article 5 Total Number of Investment Units Authorized to be Issued 5.1 The total number of units authorized to be issued by the Investment Corporation is 4,000,000.	Article 5 Total Number of Investment Units Authorized to be Issued 5.1 The total number of units authorized to be issued by the Investment Corporation is 8,000,000.
Paragraphs 5.2 and 5.3 (Omitted)	Paragraphs 5.2 and 5.3 (Same as Current Provisions)
Article 16   Record Date
16.1           If the Investment Corporation convenes the general meeting of unitholders pursuant to the provisions of the first sentence of Article 9.3, the unitholders or registered investment unit pledgees registered or recorded in the final unitholders register as of the end of August 2015 and thereafter as of the end of August of every second subsequent year shall be the unitholders or registered investment unit pledgees entitled to exercise their voting rights at the general meeting of unitholders convened by the Investment Corporation.

Article 16   Record Date
16.1          If the Investment Corporation convenes the general meeting of unitholders pursuant to the provisions of the first sentence of Article 9.3, the unitholders registered or recorded in the final unitholders register as of the end of August 2015 and thereafter as of the end of August of every second subsequent year shall be the unitholders entitled to exercise their voting rights at the general meeting of unitholders convened by the Investment Corporation.

Paragraph 16.2 (Omitted)	Paragraph 16.2 (Same as Current Provisions)

Current Articles of Incorporation	Proposed Amendments
Article 30    Investment Policy
30.1          The Investment Corporation shall mainly invest in (i) Real Estate (meaning the assets defined in Article 31.2; the same hereinafter) used mainly for residential facilities located in the greater Tokyo area and other government-designated cities in Japan and the surrounding areas of those cities and (ii) Real-Estate-Backed Securities (meaning the assets defined in Article 31.3; the same hereinafter) backed by Real Estate used mainly for residential facilities located in such greater Tokyo area and other government-designated cities in Japan and the surrounding areas of those cities.

Article 30   Investment Policy
30.1           The Investment Corporation shall mainly invest in (i) Real Estate (meaning the assets defined in Article 31.2; the same hereinafter) used mainly for logistics facilities, residential facilities, commercial facilities, and hotels located in the three major metropolitan areas (the greater Tokyo area (Tokyo, Kanagawa, Saitama, and Chiba prefectures), the greater Nagoya area (Aichi, Gifu, and Mie prefectures), and the greater Osaka area (Osaka, Kyoto, Hyogo, Nara, and Shiga prefectures)) and the rest of Japan and (ii) Real-Estate-Backed Securities (meaning the assets defined in Article 31.3; the same hereinafter) backed by Real Estate used mainly for logistics facilities, residential facilities, commercial facilities, and hotels located in such three major metropolitan areas and the rest of Japan.  The Investment Corporation may invest in other Real Estate and Real-Estate-Backed Securities.

Paragraphs 30.2 through 30.4 (Omitted)	Paragraphs 30.2 through 30.4 (Same as Current Provisions)
Article 31 Types, Purpose, and Scope of Specified Assets to be Managed Paragraphs 31.1 through 31.3 (Omitted)	Article 31 Types, Purpose, and Scope of Specified Assets to be Managed Paragraphs 31.1 through 31.3 (Same as Current Provisions)
31.4          The Investment Corporation may invest in the following specified assets in addition to the Real Estate and Real-Estate-Backed Securities listed in Article 31.2 and Article 31.3:
Items (1) through (6)
(Omitted)
(New Provisions)

31.4        The Investment Corporation may invest in the following specified assets in addition to the Real Estate and Real-Estate-Backed Securities listed in Article 31.2 and Article 31.3:
Items (1) through (6)
(Same as Current Provisions)
(7)              rights to operate public facilities, etc. (meaning those provided for in Article 3(xii) of the Investment Trusts Act Enforcement Order).

Current Articles of Incorporation	Proposed Amendments
31.5           The Investment Corporation may invest in the following non specified assets incidental to the investment in Real Estate:
Item    (1)             (Omitted)
                                 (New Provisions)

                (2)             (Omitted)

                                 (New Provisions)

(3)            other rights that need to be acquired and that are incidental to the investments in Real Estate and Real-Estate-Backed Securities

31.5          The Investment Corporation may invest in the following non specified assets incidental to the investment in Real Estate:
Item    (1)  (Same as Current Provisions)
(2)               movables (meaning, of the movables provided for in the Civil Code (Act No. 89 of 1896, as amended), facilities, equipment, or other things attached to the real estate for structural reasons or for use);
(3)              (Same as Current Provisions)
(4)               carbon dioxide equivalent quotas under the Act on Promotion of Global Warming Countermeasures (Act No. 117 of 1998, as amended) or other similar rights, or emission credits (including greenhouse gas emission credits); and
(5)               other rights and assets that need to be acquired and that are incidental to the investments in Real Estate and Real-Estate-Backed Securities

Paragraph 31.6 (Omitted)	Paragraph 31.6 (Same as Current Provisions)
(New Provisions) (New Provisions)
Section XII                      Supplementary
Provision

Article 41    Effectiveness of Amendments
Any amendment to these Articles of Incorporation will take effect on September 1, 2016, the effective date of the absorption-type merger under the Merger Agreement dated April 15, 2016 between the Investment Corporation as the surviving corporation and the pre-merger Daiwa House REIT Investment Corporation as the absorbed corporation (the “Merger”), subject to the effectiveness of the Merger.  This supplementary provision is to be deleted after the effective date of the amendment to these Articles of Incorporation.

Current Articles of Incorporation			Proposed Amendments
Attachment Asset Management Fees Payable to Asset Manager (Omitted)			Attachment Asset Management Fees Payable to Asset Manager (Same as Current Provisions)
Fee	Calculation method	Timing of payment	Fee	Calculation method	Timing of payment
Asset management fee 1 (asset-based fee)	(Omitted)	(Omitted)	Asset management fee 1 (asset-based fee)	(Same as Current Provisions)	(Same as Current Provisions)
Asset management fee 2 (profit-based fee)	(Omitted)	(Omitted)	Asset management fee 2 (profit-based fee)	(Same as Current Provisions)	(Same as Current Provisions)
Acquisition and sale fees
1. If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities (excluding those that fall under 2. below):
Not to exceed the amount calculated by multiplying the acquisition or sale price of the Real Estate or Real-Estate-Backed Securities by 0.8%.3
		By the end of month following the month in which the Real Estate or Real-Estate-Backed Securities are acquired or sold.	Acquisition and sale fees
1. If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities (excluding those that fall under 2. below):
Not to exceed the amount calculated by multiplying the acquisition or sale price of the Real Estate or Real-Estate-Backed Securities by 0.5%.3
By the end of month following the month in which the Real Estate or Real-Estate-Backed Securities are acquired or sold.

Current Articles of Incorporation			Proposed Amendments

2. If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities from or to an interested party:
Not to exceed the amount calculated by multiplying the acquisition or sale price by 0.4%.3

3. (Omitted)

2. If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities from or to an interested party:
Not to exceed the amount calculated by multiplying the acquisition or sale price by 0.25%.3

3. (Same as Current Provisions)

Merger fee	(Omitted)	(Omitted)	Merger fee	(Same as Current Provisions)	(Same as Current Provisions)
1             ‘Total asset value’ means the amount calculated in accordance with either (i) or (ii) below with respect to each accounting period2:
   (i)     Total asset value for the First Accounting Period (as defined below)
  The total asset value recorded on the balance sheet as at the Fiscal Period Closing Date immediately preceding the First Accounting Period (provided that said balance sheet is approved under Article 131(2) of the Investment Trusts Act)

           (ii)              (Omitted)
2                                          (Omitted)
3                                          (Omitted)
4                            (Omitted)

1             ‘Total asset value’ means the amount calculated in accordance with either (i) or (ii) below with respect to each accounting period2:
   (i)     Total asset value for the First Accounting Period (as defined below)
  The total asset value (minus the amount equivalent to unamortized positive goodwill) recorded on the balance sheet as at the Fiscal Period Closing Date immediately preceding the First Accounting Period (provided that said balance sheet is approved under Article 131(2) of the Investment Trusts Act)
  (ii)     (Same as Current Provisions)

2                                        (Same as Current Provisions)
3                                        (Same as Current Provisions)
4                          (Same as Current Provisions)

[Translation]
Schedule 2

Articles of Incorporation of
Investment Corporation

Daiwa House Residential Investment Corporation

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Articles of Incorporation of Daiwa House Residential Investment Corporation

Section I                      General Provisions
Article 1	Corporate Name
The name of the investment corporation (the “Investment Corporation”) is Daiwa House Residential Investment Corporation and is expressed as “Daiwa House Residential Investment Corporation” in English.

Article 2	Purpose
The purpose of the Investment Corporation is to manage the assets of the investment corporation by investing them mainly in real property and other assets (those specified assets (meaning assets provided for in Article 2(1) of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”; the same applies hereinafter)) provided for in Article 105(i)(f) of the Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations (Ordinance of the Prime Minister's Office No. 129 of 2000, as amended)) in accordance with the Investment Trusts Act.

Article 3	Location of Head Office
The head office of the Investment Corporation is in Chiyoda-ku, Tokyo.

Article 4	Method of Public Notice
All public notices by the Investment Corporation shall be given in the Nihon Keizai Shimbun.

Section II                      Investment Units

Article 5	Total Number of Investment Units Authorized to be Issued
5.1	The total number of investment units authorized to be issued by the Investment Corporation is 4,000,000.
5.2	The proportion of the aggregate issue price of the investment units offered in Japan shall exceed 50% of the total issue price of the investment units of the Investment Corporation.
5.3
The Investment Corporation may offer persons to subscribe for the investment units issued by the Investment Corporation, within the limit of the total number of the investment units authorized to be issued provided for in Article 5.1, with the approval of the board of directors.  The amount payable per unit upon the issuance of investment units offered (meaning investment units allocated to a person applying for subscription of investment units in response to the offering) shall be the amount approved by the board of directors as a fair value in light of the contents of the assets held by the Investment Corporation (“Managed Assets”).

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Article 6	Matters Relating to Handling of Investment Units
Unless otherwise provided for in applicable laws, ordinances, or these Articles of Incorporation, procedures for the handling of investment units, such as registration or recording of unitholders in the Investment Corporation’s unitholders’ register and other procedures and applicable fees are subject to the rules for the handling of investment units prescribed by the board of directors.

Article 7	Minimum Net Asset Value
The minimum net asset value of the Investment Corporation is 50,000,000 yen.

Article 8	Redemption of Investment Units at the Request of a Unitholder and Acquisition of Investment Units through Agreement with Unitholders
8.1	The Investment Corporation shall not redeem any investment units at the request of unitholders.
8.2	The Investment Corporation may acquire its investment units for value upon agreement with unitholders.

Section III                      General Meeting of Unitholders

Article 9	Convocation
9.1	A general meeting of unitholders of the Investment Corporation shall be held at least once every two years in principle.
9.2
Unless otherwise provided for in applicable laws or ordinances, general meetings of unitholders shall be convened by the executive director if there is only one executive director, and by one of the executive directors in accordance with the sequence predetermined by the board of directors if there are two or more executive directors.

9.3
A general meeting of unitholders of the Investment Corporation shall be convened on November 5, 2015 (or without delay thereafter), and subsequently be convened on November 5 of every second subsequent year (or without delay thereafter).  Additional general meetings of unitholders may be held when necessary.

9.4
In order to convene a general meeting of unitholders, a public notice of the date of such meeting shall be provided no later than two months prior to such date, and notice thereof in writing or notice thereof by electromagnetic means as provided for in the applicable law or ordinance shall be provided to the unitholders no later than two weeks prior to that date; provided, however, that said public notice shall not be required with respect to a general meeting of unitholders that is to be convened within less than 25 months from the date of the immediately preceding general meeting of unitholders held pursuant to the first sentence of the preceding paragraph.

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Article 10	Chairperson
The executive director shall preside over the general meeting of unitholders if there is only one executive director.  One of the executive directors shall preside over the general meeting of unitholders in accordance with the sequence predetermined by the board of directors if there are two or more executive directors.  If all of the positions of executive directors become vacant or all of the executive directors are unable to so act, one of the supervisory directors shall preside over the general meeting of unitholders in accordance with the sequence predetermined by the board of directors.

Article 11	Resolution
Unless otherwise provided for in applicable laws, ordinances, or these Articles of Incorporation, the resolutions of the general meeting of unitholders shall be adopted by a majority of the voting rights represented by the unitholders present at the meeting.

Article 12	Exercise of Voting Rights by Proxy
12.1	A unitholder may exercise voting rights by a proxy, who must be a unitholder of the Investment Corporation with voting rights.
12.2
In the case of the preceding paragraph, the relevant unitholder or proxy shall, in advance of each general meeting of unitholders, submit to the Investment Corporation a document certifying the authority of the proxy, or provide the Investment Corporation with the information required to be stated in such a document by electromagnetic means.  Unitholders or proxies who intend to provide the Investment Corporation with the information required to be stated in a document certifying the authority of the proxy by electromagnetic means shall, in advance, indicate to the Investment Corporation the type and details of the electromagnetic means that will be used and obtain the consent of the Investment Corporation in writing or by electromagnetic means.

Article 13	Exercise of Voting Rights in Writing
13.1
Exercise of voting rights in writing shall be conducted by the unitholder filling in a document for the exercise of voting rights (the “Voting Form”) with the necessary matters and submitting the completed Voting Form to the Investment Corporation by the time provided for by laws and ordinances.

13.2	The number of voting rights exercised in writing under the preceding paragraph shall be included in the number of voting rights of unitholders present.

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Article 14	Exercise of Voting Rights by Electromagnetic Means
14.1
Exercise of voting rights by electromagnetic means shall be conducted by the unitholder providing the Investment Corporation by the electromagnetic means with the information that is required to be stated in the Voting Form by the time provided for by laws or ordinances, with the consent of the Investment Corporation, in accordance with the provisions of laws and ordinances.

14.2	The number of voting rights exercised by electromagnetic means under the preceding paragraph shall be included in the number of voting rights of unitholders present.

Article 15	Deemed Approval
15.1
If a unitholder is not present at a general meeting of unitholders and does not exercise its voting rights, the unitholder will be deemed to have approved the proposals submitted to the general meeting of unitholders (excluding, if multiple proposals are submitted and such proposals conflict with each other, any of such proposals).

15.2
The number of voting rights represented by the unitholders who are deemed to have approved the proposals under the preceding paragraph shall be included in the number of voting rights represented by the unitholders present.

Article 16	Record Date
16.1
If the Investment Corporation convenes the general meeting of unitholders pursuant to the provisions of the first sentence of Article 9.3, the unitholders or registered investment unit pledgees registered or recorded in the final unitholders register as of the end of August 2015 and thereafter as of the end of August of every second subsequent year shall be the unitholders or registered investment unit pledgees entitled to exercise their voting rights at the general meeting of unitholders convened by the Investment Corporation.

16.2
Notwithstanding the provisions of the preceding paragraph, the Investment Corporation may treat the unitholders or registered investment unit pledgees registered or recorded in the final unitholders’ register as of a certain date upon giving prior public notice in accordance with laws and ordinances through resolution of the board of directors as the unitholders or registered investment unit pledgees entitled to exercise their rights.

Article 17	Minutes of the General Meeting of Unitholders
Regarding the proceedings of the general meeting of unitholders, a summary of the course of proceedings and the results of the general meeting of unitholders and other matters provided for by laws and ordinances are to be registered or recorded in the minutes.  The Investment Corporation shall keep the minutes at its head office for ten years from the date of the general meeting of unitholders.

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Section IV                      Directors and the Board of Directors

Article 18	Number of Directors and Composition of the Board of Directors
The Investment Corporation shall have at least one executive director and at least two supervisory directors (provided that the number of supervisory directors shall be at least one more than that of the executive directors) and the directors (meaning the executive directors and supervisory directors; the same hereinafter) shall compose the board of directors.

Article 19	Election and Term of Office of Directors
19.1.	Directors shall be elected by a resolution of the general meeting of unitholders.
19.2
The term of office of directors shall be two years from their election; provided, however, (i) that this shall not preclude the extension or shortening of the term of office, to the extent prescribed by laws and regulations, by resolution of the general meeting of unitholders, and (ii) that the term of office of directors appointed to fill a vacancy or increase the number of directors shall be the same as the remaining term of their predecessors or the directors in office.

19.3
The effective period of a resolution regarding the appointment of a director who is appointed to fill a vacancy shall be until the expiration of the term of office of the directors, as prescribed at the general meeting of unitholders in which the director was appointed (or, if directors were not appointed at such general meeting of unitholders, the most recent general meeting of unitholders at which directors were appointed); provided, however, that such period may be shortened by a resolution of the general meeting of unitholders.

Article 20	Criteria for Payment of Remuneration to Directors
The criteria for payment of remuneration to directors of the Investment Corporation and the timing of such payments shall be as follows:
(1)
The Investment Corporation shall pay monthly remuneration to each executive director of an amount determined by the board of directors to be reasonable in light of general price and wage trends, etc., up to an amount equivalent to 800,000 yen per month for each executive director, no later than the last day of the relevant month.

(2)
The Investment Corporation shall pay monthly remuneration to each supervisory director of an amount determined by the board of directors to be reasonable in light of general price and wage trends, etc., up to an amount equivalent to 350,000 yen per month for each supervisory director, no later than the last day of the relevant month.

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Article 21	Liability of Directors for Damages
The Investment Corporation may, to the extent provided for by laws and ordinances, exempt a director from the liability for damages provided for in Article 115-6(1) of the Investment Trusts Act by resolution of the board of directors if the director was acting in good faith without gross negligence in performing his or her duties and if it is considered particularly necessary to do so in light of the details of the facts that caused the liability, the performance of duties by the director, and other circumstances.

Article 22	Convocation and Chairperson of the Board of Directors
22.1
Unless otherwise provided for under laws or ordinances, the executive director shall convene and preside over the meetings of the board of directors if there is only one executive director, and if there are two or more executive directors, one executive director shall convene and preside over the meetings of the board of directors in accordance with the sequence predetermined by the board of directors.

22.2
A notice of convocation of a meeting of the board of directors must be dispatched to all directors no later than three days before the date of the meeting of the board of directors.  However, the convocation period may be shortened or convocation procedures may be omitted with the consent of all directors.

Article 23	Resolution by the Board of Directors
Unless otherwise provided for in applicable laws, ordinances, or these Articles of Incorporation, a resolution of the board of directors shall be adopted by a majority vote of the directors present at a meeting where a majority of all directors who are entitled to exercise vote are present.

Article 24	Minutes of the Board of Directors
Regarding the proceedings of the meeting of the board of directors, a summary of the course of proceedings and the results of meetings of the board of directors and other matters provided for by laws and ordinances are to be registered or recorded in the minutes, and directors that attend the meeting shall affix their signatures or their names and seals, or their electronic signatures.  The Investment Corporation shall keep the minutes at its head office for ten years from the date of the applicable meeting of the board of directors.

Article 25	Regulations of the Board of Directors
Unless otherwise provided for by laws, ordinances, or these Articles of Incorporation, matters relating to the board of directors shall be subject to the regulations of the board of directors established by the board of directors.

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Section V                      Accounting Auditor

Article 26	Appointment of Accounting Auditor
The accounting auditor shall be appointed by a resolution of the general meeting of unitholders.

Article 27	Term of Appointment of Accounting Auditor
27.1
The term of appointment of the Accounting Auditor shall be until the conclusion of the first general meeting of unitholders held after the end of the first fiscal period following the passage of one year from the appointment.

27.2
Unless it is otherwise resolved at the general meeting of unitholders referred to in the preceding paragraph, the accounting auditor shall, at such general meeting of unitholders, be deemed to have been reappointed.

Article 28	Criteria for Payment of Fees to Accounting Auditor
The Investment Corporation shall pay fees to the accounting auditor of an amount determined by the board of directors up to an amount equivalent to 25,000,000 yen per fiscal period subject to an audit no later than three months after the end of the relevant fiscal period.

Section VI                      Asset Management Target and Policy

Article 29	Basic Policy of Asset Management
With the aim of securing stable income in the medium to long term and steadily increasing its assets, the Investment Corporation shall conduct its asset management by making investments primarily in real property and other assets.

Article 30	Investment Policy
30.1
The Investment Corporation shall mainly invest in (i) Real Estate (meaning the assets defined in Article 31.2; the same hereinafter) used mainly for residential facilities located in the greater Tokyo area and other government-designated cities in Japan and the surrounding areas of those cities and (ii) Real-Estate-Backed Securities (meaning the assets defined in Article 31.3; the same hereinafter) backed by Real Estate used mainly for residential facilities located in such greater Tokyo area and other government-designated cities in Japan and the surrounding areas of those cities.

30.2
In selecting each investment, the Investment Corporation shall comprehensively consider (i) “macro factors” such as general economic conditions, financial conditions, consumer trends, and real estate market conditions, (ii) “geographical factors” such as potential, stability, etc. regarding a site location’s surrounding environment and city planning status and (iii) results of detailed property inspections (including economic research, physical inspections, and legal inquiries).

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30.3
The Investment Corporation shall conduct its asset management so as to keep the ratio of the total amount of specified real estate (meaning, of the specified assets obtained by the Investment Corporation, real estate (building lots or buildings defined in the Building Lots and Buildings Transaction Business Act (Act No. 176 of 1952, as amended; the same hereafter in this Article 30.3)), leasehold rights in real estate or surface rights, or beneficial interests in trust the principal of which is ownership of real estate, leasehold rights in land or surface rights) to the total amount of specified assets held by the Investment Corporation at 75% or more.

30.4
The Investment Corporation may reinvest the money obtained in relation to the Managed Assets (including but not limited to: sales proceeds of the Managed Assets; dividends, redemption proceeds and interest, etc., on securities; interest and default charges on monetary claims; distributions on tokumei kumiai equity interests; income from the leasing of real estate; and other income).

Article 31	Types, Purpose, and Scope of Specified Assets to be Managed
31.1	The Investment Corporation shall invest in Real Estate and Real-Estate-Backed Securities in accordance with the basic policy of asset management provided for in Article 29.
31.2	Real Estate means the following assets:
(1)	real estate;
(2)	leasehold rights in real estate;
(3)	surface rights;
(4)
beneficial interests of trusts the principal of which is any of the assets listed in Article 31.2(1) through (3) (including comprehensive trusts the principal of which is real estate and cash incidental to real estate);

(5)	beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investing in the assets provided for in Article 31.2(1) through (3);
(6)
equity interests in investments under an agreement where one party makes a financial contribution to another party to manage the assets set out in the preceding Items, and that other party manages that contribution primarily as an investment in those assets and distributes the profits from its management of those assets (the “Tokumei Kumiai Equity Interests Concerning Real Estate”); and

(7)	beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investment primarily in Tokumei Kumiai Equity Interests Concerning Real Estate.

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31.3
Real-Estate-Backed Securities means the following assets whose purpose is to invest more than 50% of assets in Real Estate (including the rights represented on the securities listed in each item below):

(1)	preferred equity securities, as defined in Article 2(9) of the Act on Securitization of Assets (Act No. 105 of 1998, as amended; the “Asset Securitization Act”);
(2)	beneficiary certificates of special purpose trusts, as defined in Article 2(13) and (15) of the Asset Securitization Act);
(3)	beneficiary certificates of investment trusts, as defined in Article 2(7) of the Investment Trusts Act; and
(4)	investment securities, as defined in Article 2(15) of the Investment Trusts Act.
31.4	The Investment Corporation may invest in the following specified assets in addition to the Real Estate and Real-Estate-Backed Securities listed in Article 31.2 and Article 31.3:
(1)	deposits;
(2)
securities (meaning those provided for in each item of Article 2(1) and those provided for in each item of Article 2(2) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “FIEA”), and excluding the specified assets listed in Article 31.2 and 31.3 and in the items in this Article 31.4);

(3)
rights pertaining to derivative transactions (meaning those provided for in Article 3(ii) of the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (Cabinet Order No. 480 of 2000, as amended; the “Investment Trusts Act Enforcement Order”));

(4)	monetary claims (meaning those claims, other than deposits, provided for in Article 3(vii) of the Investment Trusts Act Enforcement Order);
(5)	beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investment primarily in the assets listed in the preceding Items;
(6)	renewable energy power generation facilities (meaning those provided for in Article 3(xi) of the Investment Trusts Act Enforcement Order); and
31.5	The Investment Corporation may invest in the following non specified assets incidental to the investment in Real Estate:
(1)	trademark rights or exclusive or non-exclusive rights to use trademarks provided for in the Trademark Act (Act No. 127 of 1959, as amended);
(2)	hot spring rights (hot spring source rights) permitted under customary law;
(3)	other rights that need to be acquired and that are incidental to the investments in Real Estate and Real-Estate-Backed Securities

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31.6
With respect to rights to be indicated on securities as provided for in Article 2(2) of the FIEA, even if securities indicating such rights are not issued, such rights shall be deemed to be such securities, and Article 31.2 through 31.5 shall apply.

Article 32	Investment Restrictions
32.1
The Investment Corporation will invest in the securities and monetary claims in Article 31.4 by taking safety and liquidity factors into full consideration and will not conduct such investment only for obtaining active investment returns.

32.2
The Investment Corporation will invest in rights pertaining to derivative transactions in Article 31.4(3) only for the purpose of hedging foreign exchange risk, interest rate risk, and other risks arising from liabilities of the Investment Corporation.

32.3
The Investment Corporation shall not invest in any real estate located outside Japan, any of the assets listed in Article 31.2(2) through (7) based on any real estate located outside Japan, or any Real-Estate-Backed Security backed by any real estate located outside Japan.

32.4	The Investment Corporation shall not invest in assets denominated in foreign currencies or securities mainly traded on foreign securities markets.

Article 33	Purpose and Scope of Leasing of Underlying Assets
33.1
The Investment Corporation shall, in principle, lease real estate forming part of the Managed Assets (including real estate that backs the Real-Estate-Backed Securities obtained by the Investment Corporation; the same hereafter in Article 33) for the purpose of securing stable income over the medium to long term (the lease includes, but is not limited to, installation of parking space and signboards).  With respect to any real estate that is an asset of a trust in which the beneficial interest held is a specified asset, the Investment Corporation shall, in principle, cause a trustee of the trust to enter into a lease agreement with a third party and to lease such real estate to that third party.

33.2
In leasing real estate, the Investment Corporation may, by itself or through its trustee of a trust, receive security deposits, guarantee deposits and other similar monies, which it shall manage in accordance with Articles 29 and 30.

33.3	The Investment Corporation may lease the Managed Assets that are not real estate.

Chapter VII                      Valuation of Assets

Article 34	Method of Asset Valuation, Criteria, and Record Date
34.1	The criteria and methods for valuing the assets of the Investment Corporation are prescribed as follows for each type of assets subject to investment:
(1)	Real estate, leasehold rights in real estate and surface rights set forth in Article 31.2(1) through (3)

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The valuation shall be the amount calculated by deducting the accumulated depreciation from the acquisition price.  The straight-line method shall be used to calculate the amount of depreciation for buildings and equipment, etc.; provided, however, that another method may be used if it becomes inappropriate to use the straight-line method for any justifiable reason, and as far as it can be determined no problem will arise from the perspective of investor protection.

(2)
Beneficial interests of trusts the principal of which is real estate, leasehold rights in real estate and surface rights set forth in Article 31.2(4)
The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  In cases where the trust property is any of the assets listed in the preceding Item, the valuation shall be made pursuant to the preceding Item, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.

(3)
Beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investing primarily in real estate, leasehold rights in real estate and surface rights set forth in Article 31.2(5)
The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  In cases where the trust property is any of the assets listed in Item (1), the valuation shall be made pursuant to Item (1), while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.

(4)
Tokumei Kumiai Equity Interests Concerning Real Estate set forth in Article 31.2(6)
The valuation shall be made by deducting the total amount of tokumei kumiai liabilities from the total amount of tokumei kumiai assets and applying the proportion of the tokumei kumiai equity interests held.  In cases where the tokumei kumiai property is composed of any of the assets listed in the preceding Items, the valuation shall be made pursuant thereto, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.

(5)
Beneficial interests in monetary trusts the purpose of which is to manage the trust assets through investment primarily in Tokumei Kumiai Equity Interests Concerning Real Estate set forth in Article 31.2(7)
The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  For the trust property that is Tokumei Kumiai equity interests, the valuation shall be made pursuant to the preceding Item, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.

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(6)
Securities set forth in Articles 31.3 and 31.4(2)
The valuation shall be made using a price based on the market price (the transaction price on a financial instruments exchange, the price published by the Japan Securities Dealers Association or a similar organization, or the transaction price that emerges on a similar transaction system that allows liquidation by purchase and sale on demand) when the market price of such security is available.  If such market price is unavailable, the valuation shall be made using a reasonable calculation method.

(7)
Monetary claims set forth in Article 31.4(4)
The valuation shall be made using an amount calculated by deducting the allowance for bad debts from the acquisition price; provided, however, that in cases where such monetary claim is acquired for an amount either higher or lower than the claim amount, and if the nature of the difference between the acquisition price and the claim amount is deemed to be an adjustment related to interest rates, the valuation shall be made using an amount calculated by deducting the allowance for bad debts from the value calculated based on the amortized cost method.

(8)	Rights pertaining to derivative transactions set forth in Article 31.4(3)
(i)
Claims and obligations arising from transactions of derivatives listed on a financial instruments exchange
The valuation shall be made using the value calculated based on the final price on the financial instruments exchange on the record date (closing price; if there is no closing price, the value shall be the one calculated based on the indicative price, i.e. either the final lowest indicative offer price published or the final highest indicative bid price published; if both prices are published, the middle rate shall be used).  If no final price is available on the relevant date, the valuation shall be made by the value calculated based on the most recent final price.

(ii)
Claims and obligations arising from transactions of derivatives not listed on the financial instruments exchange and without quotation The valuation shall be made using the value calculated by a reasonable method approximating market price.  If it is considered extremely difficult to calculate a fair value, the valuation shall be made using the acquisition price.

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(iii)
Notwithstanding (i) and (ii) above, hedge accounting may be applied in cases which are deemed as hedge transactions in accordance with generally accepted corporate accounting standards.  Further, special treatment for interest rate swaps under accounting principles for financial instruments and the appropriation treatment under foreign currency-denominated transactions accounting standards relating to forward exchange contracts may be accounted for accordingly.

(9)
Beneficial interests in monetary trusts set forth in Article 31.4(5)
The valuation shall be made by deducting the total amount of trust liabilities from the total amount of trust assets and applying the proportion of the beneficial interests of trusts held.  Depending on the assets being managed, the valuation shall be made in accordance with the investment asset valuation methods set forth in Items (1) through (8) and Item (10), and in the case of financial assets and liabilities, the valuation shall be made in accordance with generally accepted corporate accounting standards.

(10)
Other
If the valuation method is not provided in the foregoing, the valuation shall be made based on the valuation rules prescribed under the Investment Trusts Act and by the Investment Trusts Association, Japan, or follow generally accepted corporate accounting standards.

34.2
If a valuation is made by a method other than those set forth in the preceding paragraph for the purpose of disclosure in the asset management reports, etc., the Investment Corporation shall value the assets as follows:

(1)	Real estate, leasehold rights in real estate, and surface rights In principle, the value shall be the appraisal value obtained based on the appraisal conducted by real estate appraisers.
(2)
Beneficial interests of trusts regarding real estate, leasehold rights in real estate and surface rights, and Tokumei Kumiai Equity Interests Concerning Real Estate
The valuation shall be made by deducting the total amount of trust or tokumei kumiai liabilities from the total amount of trust or tokumei kumiai assets and applying the proportion of the trust beneficiary or tokumei kumiai equity interests held.  The valuation of trust or tokumei kumiai property comprised of the assets set forth in the preceding Item shall be made pursuant to the preceding Item, while financial assets and liabilities shall be valued in accordance with the generally accepted corporate accounting standards.

34.3
The record date for the asset valuation of the Investment Corporation shall be the each Fiscal Period Closing Date set forth in Article 36; provided, however, that such record date shall be the end of each month with respect to the assets set forth in Articles 31.3 and 31.4 that can be valued based on the market price.

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34.4
In compliance with the general principle of consistency, the valuation methods set forth in Articles 34.1 and 34.2 shall not be altered; provided, however, that another method may be used if it becomes inappropriate to use the adopted method for any justifiable reason, and as far as it can be reasonably determined that no problem will arise from the perspective of investor protection.  If a valuation method is changed, an asset management report sent to investors immediately thereafter shall contain the following:

(1)	the fact of the change in valuation method and the effective date of the change;
(2)	specific details of the pre- and post-change valuation methods;
(3)	the valuation at the end of the applicable fiscal period when using the pre-change valuation method and when using the post-change valuation method;
(4)	specific reasons for the change; and
(5)	other information necessary to protect the investors.

Chapter VIII                                Borrowings and Issuance of Investment Corporation Bonds

Article 35	Maximum Amount of Borrowings and Investment Corporation Bonds
35.1
The Investment Corporation may enter into borrowings or issue investment corporation bonds (including short-term investment corporation bonds; the same hereinafter) with the objective of securing stable income and steady growth of the Managed Assets.  The Investment Corporation may borrow funds only from qualified institutional investors as defined in Article 2(3)(i) of the FIEA (and limited to those institutional investors set forth in Article 67-15 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended; the “Act on Special Measures Concerning Taxation”).

35.2
Money received through borrowings and investment corporate bonds pursuant to the preceding paragraph shall be used for the acquisition of assets, maintenance and repair expenses, payment of distributions, working capital required for the operation of the Investment Corporation or the repayment of debt (including the repayment of tenant leasehold and security deposits, borrowings and investment corporate bonds) and other uses; provided, however, that the purposes and use of funds raised through short-term investment corporate bonds shall be limited to the extent permitted by applicable laws and regulations.

35.3	If the Investment Corporation borrows funds or issues investment corporate bonds under Article 35.1, it may pledge the Managed Assets as collateral.
35.4
The maximum principal amount of any borrowing and issuance of investment corporation bonds shall be one trillion (1,000,000,000,000) yen respectively, and the aggregate amount of the foregoing shall not exceed one trillion (1,000,000,000,000) yen.

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Chapter IX                      Calculation

Article 36	Fiscal Period and Closing Date
The fiscal period of the Investment Corporation shall be from March 1 through the last day of August and from September 1 through the last day of February of the following year each year (hereinafter, the last day of each fiscal period shall be referred to as the “Fiscal Period Closing Date”).

Article 37	Policy for Cash Distributions
The Investment Corporation shall, in principle, make distributions in accordance with the following policies.
(1)	Distribution of profits
(a)
From the total amount to be distributed to unitholders, the amount of profit (the “Distributable Amount”) shall be the profit calculated in accordance with the generally accepted corporate accounting standards in Japan (the amount calculated by deducting the total amount of unitholders’ capital and capital surplus (unitholders’ capital, etc.) and valuation and translation adjustments, etc. from the amount of net assets (calculated by deducting the total amount of liabilities from the total amount of assets) on the Investment Corporation’s balance sheet as of the Fiscal Period Closing Date).

(b)
In principle, the amount of distribution shall be the amount determined by the Investment Corporation that exceeds the amount equivalent to 90% of the amount of its profit available for distribution as set forth in Article 67-15(1) of the Act on Special Measures Concerning Taxation, unless the Investment Corporation reports a loss for tax purposes or reports no income for tax purposes due to a deduction for carryover of loss, in which case the amount of distribution shall be an amount reasonably determined by the Investment Corporation.
The Investment Corporation may accumulate, retain or otherwise employ a long-term repair reserve, payment reserve, distribution reserve and any other similar reserves and allowances that are deemed necessary to maintain or improve the value of the Managed Assets, and other necessary amounts, from the Distributable Amount.

(2)
Distribution of cash in excess of profit
If the Investment Corporation considers it appropriate in order to limit the tax (including corporation tax) imposed on the Investment Corporation or for any other reason, it may make a distribution of the amount determined by the Investment Corporation to the extent of the amount set forth in the rules of the Investment Trusts Association, Japan as distributions in excess of profit.

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(3)
Method of distribution
Distributions pursuant to this Article 37 shall be made in cash and paid, in principle, within three months from the Fiscal Period Closing Date to unitholders and registered pledgees of investment units who are recorded or registered in the final register of unitholders as of the Fiscal Period Closing Date, in accordance with the number of investment units held or the investment units subject to the registered pledge.

(4)
Expiration of the rights to demand distributions
In case where the distributions pursuant to this Article 37 are unclaimed for a period of three (3) full years after the date of commencement of such payment, the Investment Corporation shall be discharged from its payment obligation thereof.  No interest shall accumulate on any unpaid distributions.

(5)
Rules of the Investment Trusts Association, Japan
In addition to the preceding Items, the Investment Corporation shall comply with the rules, etc. set forth by the Investment Trusts Association, Japan for distributions.

Section X                      Entrustment of Operations and Administrative Services

Article 38	Asset Management Fees Payable to Asset Manager
The standards for the amount and payment of asset management fees payable to the asset manager to which the Investment Corporation entrusts the management of its assets shall be as set forth in the Attachment hereto, which shall constitute a part of these Articles of Incorporation.

Article 39	Entrustment of Operations and Administrative Services
39.1
The Investment Corporation shall, pursuant to Articles 198 and 208 of the Investment Trusts Act, entrust the operations for the management of assets to the Asset Manager and the operations for the custody thereof to the custodian of assets.

39.2
The Investment Corporation shall entrust any administrative services in connection with operations other than those relating to the management and custody of its assets that are set forth in Article 117 of the Investment Trusts Act to a third party.

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Section XI                      Costs and Expenses

Article 40                      Consumption Tax and Local Consumption Tax
The Investment Corporation shall bear consumption tax, local consumption tax, and other taxes imposed on the management of the Managed Assets and other expenses and money payable by the Investment Corporation considered to be taxable items under the Consumption Tax Act (Act No. 108 of 1988, as amended) (the “Consumption Tax, etc.”) and pay an amount equivalent to the Consumption Tax, etc. in addition to the amount of taxable items.
Unless otherwise provided herein, any amount in these Articles of Incorporation shall be the amount exclusive of Consumption Tax, etc.

Enacted:	June 1, 2005
Amended:	November 25, 2005
Amended:	January 26, 2006
Amended:	February 23, 2007
Amended:	February 26, 2009
Amended:	February 25, 2010
Amended:	March 23, 2010
Amended:	September 30, 2010
Amended:	December 1, 2011
Amended:	November 26, 2013
Amended:	March 1, 2015
Amended:	November 25, 2015

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  Attachment
Asset Management Fees Payable to Asset Manager

The calculation method and timing of payment of the fees to be paid to the asset manager undertaking the management of the Managed Assets held by the Investment Corporation are set out below.  Each fee is to be paid by bank transfer into the account specified by the asset manager (with transfer fees to be borne by the Investment Corporation).

Fee	Calculation method	Timing of payment
Asset management fee 1 (asset-based fee)
Not to exceed the amount calculated by multiplying the total asset value1 as at each accounting period2 by 0.4% per annum (calculated on a daily basis in accordance with the number of days in each accounting period, assuming 365 days per year).3
Within one month after the end of each accounting period.
Asset management fee 2 (profit-based fee)
Not to exceed the amount calculated by deducting the total costs (excluding depreciation and loss on retirement of noncurrent assets) of the Investment Corporation’s real estate rental business from its total revenue for a given fiscal period and multiplying the result by 5.0%.3
By the end of the month following the month in which the relevant accounts and related documents are approved.
Acquisition and sale fees
1.    If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities (excluding those that fall under 2. below):
Not to exceed the amount calculated by multiplying the acquisition or sale price of the Real Estate or Real-Estate-Backed Securities by 0.8%.3

2.   If the Investment Corporation acquires or sells Real Estate or Real-Estate-Backed Securities from or to an interested party:
Not to exceed the amount calculated by multiplying the acquisition or sale price by 0.4%.3

By the end of month following the month in which the Real Estate or Real-Estate-Backed Securities are acquired or sold.

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3. Notwithstanding 1. and 2. above, no fee will be paid for the sale of Real Estate or Real-Estate-Backed Securities if no profit on sale4 is made.
Merger fee
If, in the event of a merger involving the Investment Corporation, the asset manager performs a due diligence and valuation of the other investment corporation’s asset and the like or performs any other work related to the merger: not to exceed the amount calculated by multiplying the acquisition price at the time of the merger of the Real Estate or Real-Estate-Backed Securities of the other investment corporation succeeded to by the Investment Corporation by 0.8%.3
By the end of the month following the month in which the merger takes effect.

1	‘Total asset value’ means the amount calculated in accordance with either (i) or (ii) below with respect to each accounting period2:
(i)
Total asset value for the First Accounting Period (as defined below)
The total asset value recorded on the balance sheet as at the Fiscal Period Closing Date immediately preceding the First Accounting Period (provided that said balance sheet is approved under Article 131(2) of the Investment Trusts Act)

(ii)
Total asset value for the Second Accounting Period (as defined below)
The amount obtained by adding, to the total asset value for the immediately preceding First Accounting Period, the total of the acquisition price(s) of any Real Estate or Real-Estate-Backed Securities acquired (including through succession by merger; in such case, the acquisition price of any Real Estate or Real-Estate-Backed Securities succeeded at the time of the merger is to be used) by the Investment Corporation during the First Accounting Period and subtracting the book value on the balance sheet as at the immediately preceding Fiscal Period Closing Date (or, if not recorded on the balance sheet as at the immediately preceding Fiscal Period Closing Date, the acquisition price) of any Real Estate or Real-Estate-Backed Securities sold by the Investment Corporation during the First Accounting Period

2
‘Each accounting period’ means the period from the day after the immediately preceding Fiscal Period Closing Date until the end of the third month thereafter (the “First Accounting Period”) and the period from the day after the end of the First Accounting Period until the current Fiscal Period Closing Date (the “Second Accounting Period”).

3	Any fraction smaller than one yen will be discarded.

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4
‘Profit on sale’ means the difference, if positive, between the sale value of the Real Estate or Real-Estate-Backed Securities and the total of (i) the costs associated with the sale and (ii) the book value of the Real Estate or Real-Estate-Backed Securities at the time of sale.

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[Translation]
Schedule 3

Daiwa House Residential Investment Corporation
(September 1, 2015 – February 29, 2016)

I.	Asset Management Report

II.	Balance Sheets

III.	Statements of Income and Retained Earnings

IV.	Statements of Changes in Net Assets

V.	Notes to Financial Statements

VI.	Statements of Cash Distributions

VII.	Statements of Cash Flows (Reference information)

I.	Asset Management Report

1.	Summary of Asset Management

(1)	Historical Operating Results

	Unit	16th period February 2014	17th period August 2014	18th period February 2015	19th period August 2015	20th period February 2016
Operating revenues (Note 1)	Millions of yen	8,316	8,578	8,693	9,356	9,662
[Of which, real estate rental revenues]	Millions of yen	[8,316]	[8,578]	[8,693]	[9,356]	[9,662]
Operating expenses	Millions of yen	4,756	4,671	4,811	5,430	5,715
[Of which, real estate rental expenses]	Millions of yen	[3,545]	[3,769]	[3,875]	[4,438]	[4,688]
Operating income	Millions of yen	3,559	3,906	3,881	3,925	3,947
Ordinary income	Millions of yen	2,704	3,082	3,081	3,146	3,177
Net income	Millions of yen	2,703	3,081	3,080	3,145	3,177
Total assets	Millions of yen	237,934	238,092	238,730	258,400	258,590
[Period–on–period changes]	%	[3.5]	[0.1]	[0.3]	[8.2]	[0.1]
Net assets	Millions of yen	111,789	111,622	111,455	111,352	111,194
[Period–on–period changes]	%	[8.1]	[(0.1)]	[(0.1)]	[(0.1)]	[(0.1)]
Unitholders’ capital	Millions of yen	61,703	61,703	61,703	61,703	61,703
Total number of investment units issued	Units	373,870	373,870	373,870	747,740	747,740
Net assets per unit (Note 2)	Yen	299,006	149,280	149,056	148,918	148,707
Total distributions	Millions of yen	3,248	3,247	3,249	3,334	3,365
Distributions per unit	Yen	8,688	8,686	8,691	4,460	4,501
[Of which, earnings distributions per unit]	Yen	[8,688]	[8,686]	[8,691]	[4,460]	[4,501]
[Of which, distributions in excess of earnings per unit]	Yen	[–]	[–]	[–]	[–]	[–]
Ordinary income to total assets ratio (Note 3)%		1.2	1.3	1.3	1.3	1.2
[Annualized]	%	[2.3]	[2.6]	[2.6]	[2.5]	[2.5]
Return on equity (Note 4)%		2.5	2.8	2.8	2.8	2.9
[Annualized]	%	[5.1]	[5.5]	[5.6]	[5.6]	[5.7]
Equity ratio	%	47.0	46.9	46.7	43.1	43.0
[Period–on–period changes]	%	[2.0]	[(0.1)]	[(0.2)]	[(3.6)]	[(0.1)]
Payout ratio	%	117.8	105.4	105.5	106.0	106.0
<Other Reference Information>
Rental NOI (Note 5)	Millions of yen	6,361	6,472	6,507	6,814	6,986
FFO per Unit (Note 6)	Yen	12,523	12,700	12,770	6,752	6,948
FFO multiple (Note 7) (Note 8)	Times	16.6	19.1	20.9	16.9	16.9
Debt service coverage ratio (Note 9)	Times	7.4	8.2	8.4	9.3	9.6
Interest–bearing debt	Millions of yen	121,666	121,666	122,463	141,663	141,663
Interest–bearing debt to total assets ratio (Note 10)%		51.1	51.1	51.3	54.8	54.8

(Note 1)	Operating revenues, etc., do not include consumption taxes.
(Note 2)
DHI executed a 2-for-1 investment unit split effective March 1, 2015. Net assets per unit are calculated on the assumption that the split of investment units was executed at the beginning of the 17th period.

(Note 3)	Ordinary income to total assets ratio = Ordinary income / ((Total assets at the beginning of period + Total assets at the end of period) / 2) × 100
(Note 4)	Return on equity = Net income / ((Net assets at the beginning of period + Net assets at the end of period) / 2) × 100
(Note 5)	Rental NOI = Real estate rental revenues – Real estate rental expenses + Depreciation during the period
(Note 6)
FFO per unit = (Net income + Depreciation + Other real estate-related depreciation +/– Gains (losses) from sales of property, etc. +/– Extraordinary income (loss)) / Total number of investment units issued

(Note 7)	FFO multiple = Investment unit price at end of period / Annualized FFO per unit
(Note 8)
DHI executed a 2-for-1 investment unit split effective March 1, 2015. The FFO multiple for the 18th fiscal period was calculated by translating the investment unit price following the ex-rights into the investment unit price before the unit split.

(Note 9)	Debt service coverage ratio = Net income before interest, depreciation and amortization / Interest expenses
(Note 10)	Interest-bearing debt to total assets ratio = Interest-bearing debt / Total assets at the end of period × 100

(2)	Asset Management during the Period

i)	Transition of DHI

Daiwa House Residential Investment Corporation (hereinafter referred to as “DHI”) is a real estate investment trust (J-REIT) that specializes in investing in residential facilities, whose sponsor is Daiwa House Industry Co., Ltd. (hereinafter referred to as “Daiwa House”) and whose asset management company is Daiwa House Asset Management Co., Ltd. (hereinafter referred to as “the Asset Manager”), a fully owned subsidiary of Daiwa House.

DHI was listed on the Tokyo Stock Exchange Real Estate Investment Trust (REIT) Market on March 22, 2006, and due to a merger with New City Residence Investment Corporation (hereinafter referred to as “NCR”) that came into effect on April 1, 2010 (hereinafter referred to as “the merger with NCR”), the scale of its assets expanded from 24 properties (total acquisition price (Note 1) of ¥51,139 million) (as of November 30, 2009) to 129 properties (total acquisition price of ¥190,537 million) (as of April 1, 2010). As of the end of the current fiscal period (February 29, 2016; the same shall apply hereinafter), the scale of its assets exceeded ¥250,000 million, with more than 11,400 leasable units, making it a leading residential REIT (Note 2).

DHI seeks to strengthen its growth potential by working in concert with the Daiwa House Group (Note 3), which is developing its comprehensive range of operations, stretching from the planning, development and construction of rental housing to tenant leasing, sales, management and investment. In addition, DHI has sought to expand its portfolio primarily consisting of properties developed by Daiwa House, while also investing in housing for the elderly (Note 4), following a policy of continuous external growth.

Moreover, in addition to accelerating its long-term repair plans, DHI is improving its profitability by replacing relatively uncompetitive properties and reducing management and investment costs. It uses the creditworthiness of the Daiwa House Group as a backdrop to build robust relationships with banks and cuts the cost of debt while it manages earning distribution by leveraging retained earnings (reserve for distribution) and tax loss carryforwards.

(Note 1)
“Acquisition price” is the purchase price as stipulated in the purchase agreement (not including costs related to the acquisition, settlement of taxes and public dues or consumption tax) of properties to be owned by DHI. However, the acquisition price of properties previously owned by NCR is the appraisal value as of February 28, 2010, the date of the merger with NCR. The same shall apply hereinafter.

(Note 2)	“Residential REIT” is an investment corporation listed on the Tokyo Stock Exchange Real Estate Investment Trust (REIT) Market that invests primarily in residential facilities.
(Note 3)
The Daiwa House Group comprises Daiwa House, 142 consolidated subsidiaries including Daiwa Living Co., Ltd. that primarily engages in rental housing management, 2 non-consolidated subsidiaries, 25 equity-method affiliates and 2 non-equity-method affiliates as of March 31, 2016. The Asset Manager is a member of the group. The same shall apply hereinafter.

(Note 4)
“Housing for the elderly” means senior housing with nursing care services, private nursing homes, or other rental housing or nursing care facilities that are targeted exclusively at elderly single persons or married couples. The same shall apply hereinafter.

ii)	Operating performance for the current fiscal period

(a)	Acquisition of property

DHI acquired the following property on November 2, 2015 with its own funds.

Property Name	Castalia Kyoto Nishioji
Asset Type	Real estate
Acquisition Price (Note 1)	¥973,000 thousand
Seller (Note 2)	Company engaged in general business in Japan
Execution Date of Agreement	October 15, 2015
Acquisition Date	November 2, 2015

(Note 1)	Excluding such amounts as expenses related to the acquisition, settlement of taxes and public dues, etc., and consumption taxes.
(Note 2)	The name of the seller is not disclosed as the seller has not consented to such disclosure. The seller is not a party having a special interest in DHI or the Asset Manager.

(b)	Operating results for the current fiscal period

The average occupancy rate for owned properties in the current fiscal period was 96.1%, topping the average occupancy rate of 95.0% that was the basis for the forecast of results disclosed in the financial report for the period ended August 2015 (referred as the “forecast of results” in this section), while rents for new tenants trended positively. As a result, DHI achieved a favorable level of rental revenue.

Due to this favorable revenue in the rent business, repair and restoration work that had been scheduled for the next fiscal period onward was brought forward., On the other hand, by virtue of high occupancy rates, fees paid to intermediaries to find new tenants were low, leading to lower expenses in the real estate leasing business. As a result, operating revenue surpassed the forecast of results by ¥7 million.

In addition, because interest rates were lower than assumed in the forecast of results, net income came in higher than the forecast of results by ¥19 million.

As a consequence of these results, the DHI's asset holdings came to 142 properties with a total value of ¥256,349 million (acquisition price basis), consisting of 11,426 leasable units and leasable area of 505,935.16m2

As of the end of the current fiscal period, the occupancy rate was 96.0%.

iii)	Overview of Financing

DHI successfully extended the term of loans and reduced the debt cost by refinancing the loan of ¥10,500 million that became due on December 28, 2015 with a new seven-year loan.

As a result, the balance of interest-bearing debt outstanding as at the end of this fiscal period amounted to ¥141,663 million, and its LTV (Note) was 54.8%.

(Note)	LTV (Loan-To-Value) refers to the proportion of interest-bearing debt to total assets.

The credit rating of DHI as of February 29, 2016 obtained from the external credit rating agencies is as follows:

Rating Agency	Type	Rating / Outlook
Rating and Investment Information, Inc. (R&I)	Issuer rating	A+ Stable
Japan Credit Rating Agency, Ltd. (JCR)	Long-term issuer rating	AA- Stable

iv)	Difference between real estate appraisal value and book value

Unrealized gain improved by ¥4.6 billion to ¥31.9 billion from the end of the previous fiscal period mainly due to the decline in the capitalization rate used in determining appraisal value.

(Note)
“Unrealized gain” is the positive valuation difference when the appraisal value exceeds the book value of real estate properties. (Negative valuation difference is referred as unrealized loss.) The same hereinafter. Please note that unrealized gain is not guaranteed to be realized as a result of the sales of real estate.

v)	Utilization Policy of Retained Earnings (Reserve for Distribution)

(a)	Retained Earnings (Reserve for Distribution)

As of February 29, 2016, DHI had a total of ¥44,500 million of tax loss carryforwards and a total of ¥18,072 million of retained earnings (reserve for distribution) before reversal for the current fiscal period (after reversal, ¥17,884 million).

In situations where there have been gains on the sale of real estate, and so forth, and where net income for the current period has been higher than initially expected, DHI has accumulated all or part of that profit as retained earnings by utilizing tax loss carryforwards.

In order to make earnings distributions deductible for tax purposes, J-REITs must distribute more than 90% of distributable earnings, but J-REITs that have tax loss carryforwards can reduce their taxable income to the extent of tax loss carryforwards. By utilizing tax loss carryforwards inherited from the merger with NCR, DHI is able to accumulate as retained earnings in cases where net income exceeds the initial forecast due to gains on sales of real estate without having taxes imposed until August 2018 to the extent that the tax loss carryforwards are available.

Meanwhile, DHI stabilized earnings distributions through the utilization of retained earnings (reserve for distribution) when DHI set the target earnings distribution level that was considered to be achievable in the future, but the earnings distributions per unit were projected to be insufficient considering the targeted earnings distribution level due to losses on sales of real estate, and so forth, or due to extraordinary losses.

Furthermore, in order to achieve steady growth of DHI and stable earning distributions over the medium to long-term, with regard to retained earnings (reserve for distribution), DHI ceased setting a target level for earnings distributions and has made distributions to unitholders with an additional amount based on a certain rule since the 16th fiscal period ended February 28, 2014. Retained earnings (reserve for distribution) are managed in accordance with the policy described in “(b) Distribution Policy” below.

Utilization Policy of Retained Earnings (Reserve for Distribution)

(b)	Distribution Policy

(i)
With the amount where the amount equivalent to capital expenditure is deducted from the amount equivalent to depreciation and amortization as the upper limit, the amount which will be decided by DHI will be reversed from internal reserves (reserve for distribution) and used to add to net income.

Furthermore, as of the date of the report, it is DHI’s policy for the time being to set the target of the amount to be added to each fiscal period’s net income to be the amount equivalent to 10% of the amount equivalent to depreciation and amortization of each fiscal period. However, this amount to be added is subject to change with due consideration to the external environment such as the economy, the overall situation of the J-REIT market, and the situation of DHI’s owned assets and its financial situation.

(ii)
Stabilization (Note) of distributions will be aimed for by reversing internal reserves in case net income falls below the initially expected amount due to extraordinary losses such as loss from disposition of properties, in case of the dilution of distribution due to capital increase, in case sufficient revenues could not be secured due to short operation periods of properties acquired during a fiscal period along with a capital increase, or in the case of extraordinary expenses such as issuance expenses arising.

(iii)
In case the operating performance results fall below forecasts, stabilization (Note) of distributions will be aimed at by reversing internal reserves for the portion of the operating performance results that were lower than forecasts.

In addition to the amount equivalent to 10% of depreciation and amortization in accordance with the policy above, since the 17th fiscal period ended August 31, 2014, internal reserves (reserve for distribution) have been reversed in the amount equivalent to losses on sales of real estate, and so forth. For the current fiscal period, retained earnings (reserve for distribution) were reversed in the amount of ¥268 per unit, which is the equivalent of 10% of depreciation and amortization.

DHI’s reversals of internal reserves are utilization of internal reserves (reserve in preparation of distribution) and do not fall under distributions in excess of earnings (return of unitholders’ capital).

Diagram of Distribution Policy

(Note)	Under the distribution policy, DHI has the policy to stabilize distributions. However, it is not intended as a guarantee or promise of the forecast distribution amounts.

vi)	Toyo Tire & Rubber seismic isolation materials falsification

(a)	Seismic isolation materials falsification and our response

After receiving the Ministry of Land, Infrastructure, Transport and Tourism’s announcement of March 13, 2015 “Concerning substandard, etc., to the Minister’s certification of seismic isolation materials manufactured by Toyo Tire & Rubber Co., Ltd.” it became clear on March 17, 2015 that one property (hereinafter referred to as “the concerned property”) owned by DHI had used seismic isolation materials (seismic isolation rubber for buildings, hereinafter referred to as “substandard seismic isolation materials”) that did not meet the performance standard of the Minister’s certification.

With regard to “Report from Toyo Tire & Rubber Co., Ltd concerning the investigation into the structural safety of buildings regarding the fraudulent use of seismic isolation materials” released by the Ministry of Land, Infrastructure, Transport and Tourism on March 31, 2015, DHI has confirmed that a third party was requested to evaluate the inspection results of the report on structural safety received by the Ministry from Toyo Tire & Rubber Co., Ltd. (hereinafter referred to as “Toyo Tire”) and that the Ministry made an announcement to the effect that there is no risk that the concerned property would collapse due to earthquake with a seismic intensity of 6 Higher or 7.

In addition, on May 29, 2015, DHI received confirmation from Toyo Tire that it will replace all substandard seismic isolation materials used in the concerned property and that it will bear the expense for procurement of replacement products, installation of the replacement products and structural calculations and design revision, and so forth, based on the replacement products.

DHI will confirm with Toyo Tire the schedule and the date of completion for the replacement of the substandard seismic isolation materials and work to resolve the issue as soon as possible.

(b)	Conclusion of an Agreement on Compensation for Damages

DHI has reinstated leasing activities for the concerned property, but these leasing activities are conditional on the assumption that the substandard seismic isolation materials will be replaced. As such, the occupancy rate of the concerned property has been declining.

For this reason, on October 30, 2015, DHI concluded an “Agreement on Compensation for Damages” with Toyo Tire and Toyo Chemical Industrial Products Co., Ltd, that requires Toyo Tire to compensate lost earnings related to the management of the concerned property until the replacement of the substandard seismic isolation materials is complete and the occupancy rate of the concerned property has returned to the normal level.

(c)	Securing Internal Reserves for Restoration Work

DHI expects that a substantial period of time will be required for the completion of the replacement of the substandard seismic isolation materials and believes that during that time the likelihood of new tenants moving into unoccupied units in the concerned property is low. Accordingly, DHI is currently reconsidering the timing for restoration work.

DHI plans to begin restoration work all at once after the completion of the replacement of the substandard seismic isolation materials, but it is expected that the expenses for this construction work on the concerned property will be incurred in a short period of time at the point of completion of the work.

For that reason, DHI has decided to set aside the costs to be incurred for the construction work at the concerned property. During the 20th fiscal period ended February 29, 2016 and the 21st fiscal period ending August 31, 2016, DHI set aside ¥12,454 thousand and ¥23,129 thousand, respectively, in total ¥35,583 thousand, as internal reserves to level out the impact on profits and losses.

vii)	Overview of Financial Results

As a result of the above-mentioned investment management activities, DHI posted operating revenue of ¥9,662 million, operating income of ¥3,947 million, ordinary income of ¥3,177 million and net income of ¥3,177 million (net income per unit of ¥4,248).

According to the policy of utilizing retained earnings (reserve for distribution), ¥200 million (¥268 per investment unit), which was the amount equivalent to 10% of depreciation and amortization for the fiscal period, was distributed from a reversal of retained earnings (reserve for distribution) in addition to the net income while the provision of ¥12 million for restoration work (¥16 per investment unit) was transferred to retained earnings. Accordingly, the total distribution amounted to ¥3,365 million (¥4,501 per investment unit).

(3)	Summary of Capital Increase

The number of investment units issued and the changes in total unitholders’ capital for the last five years are as follows:

Date	Type	Investment units issued (Units)		Total unitholders’ capital (Millions of yen)		Comments
		Change in number	Balance	Amount of change	Balance
October 4, 2011	Capital increase by public offering	38,000	156,735	15,999	40,002	(Note 1)
November 2, 2011	Third-party allotment	3,800	160,535	1,599	41,602	(Note 2)
March 1, 2013	Split of investment units	160,535	321,070	–	41,602	(Note 3)
March 18, 2013	Capital increase by public offering	28,000	349,070	10,455	52,058	(Note 4)
April 17, 2013	Third-party allotment	2,800	351,870	1,045	53,104	(Note 5)
October 28, 2013	Capital increase by public offering	20,000	371,870	7,817	60,921	(Note 6)
November 19, 2013	Third-party allotment	2,000	373,870	781	61,703	(Note 7)
March 1, 2015	Split of investment units	373,870	747,740	–	61,703	(Note 8)

(Note 1)	Investment units were issued at ¥435,337 per unit (value of investment unit issued ¥421,049) by public offering to obtain funds for acquiring new properties.
(Note 2)	Investment units were issued at ¥421,049 per unit by third-party allotment to obtain property acquisition funds.
(Note 3)	Investment units were split (2-for-1) on March 1, 2013 as the effective date.
(Note 4)	Investment units were issued at ¥386,100 per unit (value of investment unit issued ¥373,428) by public offering to obtain funds for acquiring new properties.
(Note 5)	Investment units were issued at ¥373,428 per unit by third-party allotment to obtain property acquisition funds.
(Note 6)	Investment units were issued at ¥404,137 per unit (value of investment unit issued ¥390,873) by public offering to obtain funds for repayment of short-term loans for acquiring new properties.
(Note 7)	Investment units were issued at ¥390,873 per unit by third-party allotment to obtain funds for repayment of short-term loans for acquiring new properties.
(Note 8)	Investment units were split (2-for-1) on March 1, 2015 as the effective date.

[Changes in market price of investment securities]

The highest and lowest prices and the prices at the beginning and the end of the period (closing price) in the J-REIT section of the Tokyo Stock Exchange, on which DHI’s investment securities are listed, by period are as follows:

(Yen)
Fiscal period	16th period	17th period	18th period	19th period	20th period
Fiscal period end	February 2014	August 2014	February 2015	August 2015	February 2016
Highest	430,500	495,000	299,000 (Note)	285,300	255,300
Lowest	358,000	399,500	223,750 (Note)	221,400	212,700
Beginning of period	359,000	418,000	236,000 (Note)	269,900	224,100
End of period	418,000	480,000	269,500 (Note)	226,200	235,000

(Note)
DHI executed a 2-for-1 investment unit split effective March 1, 2015. Consequently, figures for the 18th period have been calculated on the assumption that the split of investment units was executed at the beginning of the period.

(4)	Distributions

As indicated in “(2) Asset Management during the Period, v) Utilization policy of retained earnings (reserve for distribution)” above, DHI established the policy on how to use the internal reserve and implemented its distribution policy by utilizing the reserve for distribution. Distribution for the fiscal period is the sum of unappropriated retained earnings of ¥3,177 million and additional funds by reversing the reserve for distribution and others in the amount of ¥3,365 million. Consequently, distribution per investment unit amounted to \4,501.

(Yen)
	16th period From September 1, 2013 to February 28, 2014	17th period From March 1, 2014 to August 31, 2014	18th period From September 1, 2014 to February 28, 2015	19th period From March 1, 2015 to August 31, 2015	20th period From September 1, 2015 to February 29, 2016
Retained earnings	2,703,929,077	3,081,411,214	3,080,483,901	3,145,903,429	3,177,139,345
Reserve for distribution	18,596,590,213	18,430,566,607	18,261,746,338	18,072,729,367	17,884,290,972
Total distributions	3,248,182,560	3,247,434,820	3,249,304,170	3,334,920,400	3,365,577,740
[Distributions per unit]	[8,688]	[8,686]	[8,691]	[4,460]	[4,501]
Of the above, total earnings distributions	3,248,182,560	3,247,434,820	3,249,304,170	3,334,920,400	3,365,577,740
[Earnings distributions per unit]	[8,688]	[8,686]	[8,691]	[4,460]	[4,501]
Of the above, total capital refunds	–	–	–	–	–
[Capital refunds per unit]	[–]	[–]	[–]	[–]	[–]
Of the total capital refunds, total distribution from reserves for adjustment of temporary difference, etc.	–	–	–	–	–
[Of the capital refunds per unit, distribution from reserves for adjustment of temporary difference, etc., per unit]	[–]	[–]	[–]	[–]	[–]
Of the total capital refunds, total distribution reducing unitholders’ capital for tax purposes.	–	–	–	–	–
[Of the capital refunds per unit, distribution reducing unitholders’ capital for tax purposes]	[–]	[–]	[–]	[–]	[–]

(5)	Future Operating Policies and Issues to Be Addressed

i)	Investment Environment

From October to December 2015, Japan’s real GDP (2nd preliminary estimate) contracted by an annual rate of 1.1% year -on -year, and with the stronger yen and lower share prices that have been in place since the beginning of 2016 depressing corporate results and consumer sentiment, it is likely that the Japanese economy will remain lacking in strength for the time being.

With some voicing concern about rising U.S. interest rates and the slowdown in the Chinese economy, there is a risk of downtorun in overseas economies, but with support from factors such as progress in destocking inventories, increases in real wages and the formation of a supplementary budget, it seems as if business conditions will gradually regain their underlying strength.

According to the Land Value LOOK Report for the fourth quarter of 2015 announced by The Ministry of Land, Infrastructure, Transport and Tourism in February 2016, the pricing trend in the major cities and 100 intensively used districts in the fourth quarter of 2015 (October 1, 2015 - January 1, 2016) was that 89 districts rose (87 in the previous report), 11 districts were unchanged (previously 13) and zero districts posted declines (previously zero), with districts showing an increase accounting for approximately 90% of the total.

The main reasons for the number of rising districts remaining at a high level are thought to include a sign of recovery in the office rent market caused by improvements in occupancy rates, primarily in the major metropolitan areas, rising demand from visitors to Japan leading to higher demand for stores and hotels and progress made in large-scale redevelopment operations. Against this background, monetary easing has created a favorable environment for raising funds which, combined with the above factors, has resulted in continued strong interest in real estate investment from institutional investors.

DHI expects increases in unrealized gains and enhanced liquidity for the real estate it holds, but because land prices are rising and construction costs have increased sharply, we judge that opportunities to acquire properties externally at a rate of return that DHI considers desirable will be very limited going forward.

Meanwhile, in the rental housing market, rental demand is stable, and we project that both occupancy rates and rent levels will remain firm for DHI's properties.

Going forward, if the economic recovery becomes clearer and if personal consumption bounces back, rent levels can be expected to rise even further.

ii)	Financial Strategy

DHI strives to increase the number of financial institutions engaged, extend terms of loans and diversify repayment deadlines and financial methods by strengthening our relationship with Daiwa House Industry Co., Ltd. in addition to maintaining sound relationships with the existing financial institutions.

DHI will further strive to reduce borrowing costs, to extend terms of loans and to diversify repayment deadlines through refinancing under favorable conditions corresponding to the condition of the financal market.

iii)	Future Operating Policies and Issues to Be Addressed

(a)	The Merger between DHI and Daiwa House REIT Investment Corporation

DHI has, by means of its previous investment strategy, worked to achieve continuous external growth and stable earnings distributions, and by securing stable earnings over the long term and steady growth in assets has sought to enhance investment unit value, but the issue of the moment is that with the LTV ratio stuck at high levels, opportunities for a portfolio specialized in residential facilities to achieve internal growth are limited.

Under these circumstances, in addition to dealing with the above issues, as one course of action to drive further growth for DHI, it agreed with Daiwa House REIT Investment Corporation (hereinafter referred to as “DHR”), which invests in logistics and commercial properties, to begin discussion about the merger of DHI and DHR (collectively referred to as the “Investment Corporations”), and DHI has since given this matter serious consideration. As a result, DHI judged that a merger with DHR would be the measure most conducive to the maximization of unitholder value through enhancing earnings distributions by means of steady growth in the size of its assets and by securing stable profits. Investment corporations resolved at meetings of their respective Boards of Directors held on April 15, 2016 and concluded a merger agreement (hereinafter referred to as the “Merger Agreement”), coming into effect on September 1, 2016, whereby DHI will be the surviving corporation and DHR will be dissolved in an absorption-type merger (hereinafter referred to as the “Merger”). For details on the Merger Agreement, refer to “(6) Significant events after balance sheet date, ii) The Merger between DHI and Daiwa House REIT Investment Corporation” and “Notice Concerning Execution of Merger Agreement Between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation” released by the Investment Corporations on April 15, 2016.

(b)	New Policy for Earnings Distributions

Following the merger, beginning from the 22nd fiscal period from September 1, 2016 to February 28, 2017, DHI will amend part of its distribution policy, ceasing distributions from retained earnings in the amount equivalent to 10% of the depreciation and amortization. Under the new policy, the amount equivalent to amortization of goodwill will be reversed from the reserve for distribution to top up earnings distribution payments.

(6)	Significant Events after Balance Sheet Date

i)	Fund procurement and repayment.

(a)	DHI repaid a loan of \7,600 million that become due on March 31, 2016 and executed the following new loan as refinance funds on the same date.

Lender	Amount (millions of yen)	Interest rate	Loan date	Repayment deadline	Repayment method	Collateral
Sumitomo Mitsui Trust Bank, Limited Aozora Bank, Ltd. The Norinchukin Bank The Chiba Bank, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. The Shizuoka Bank, Ltd. The Bank of Fukuoka	7,600	Basic interest rate (Japanese Bankers Association 1-month yen TIBOR) + 0.20%	March 31, 2016	March 29, 2019	Repayment in full on the due date	Unsecured without warranty

(b)
At a meeting of the Board of Directors held on April 15, 2016, DHI decided to conclude a modification agreement to extend the repayment date of ¥10,000 million of short-term loans due on April 28, 2016.

The details of said loans after modifications effected by the modification agreement are as follows:

Lender	Amount (millions of yen)	Interest rate	Loan date	Repayment deadline	Repayment method	Collateral
Mizuho Bank, Ltd.	3,250	Basic interest rate (Japanese Bankers Association 1-month yen TIBOR) + 0.175%	May 1, 2015	April 28, 2017	Repayment in full on the due date	Unsecured without warranty
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,250
Sumitomo Mitsui Trust Bank, Limited	1,750
Sumitomo Mitsui Banking Corporation	1,750

ii)	The Merger between DHI and Daiwa House REIT Investment Corporation

The Investment Corporations resolved at meetings of their respective Boards of Directors held on April 15, 2016 to execute the Merger, coming into effect on September 1, 2016 and concluded the Merger Agreement as of April 15, 2016.

(a)	Purpose of the Merger

The Investment Corporations have to date used their individual strengths to work towards securing stable income over the medium to long term and steadily growing their assets, with the aim of sustainably increasing unitholder value.  However, each faces its own challenges: DHI’s LTV ratio remains high, and its portfolio specialized in residential properties offers limited opportunities for internal growth, while DHR has few available strategies for positioning in the logistics REIT sector or for efficiently swapping out investments and achieving internal growth at its current portfolio size.  It was with this in mind that the Investment Corporations first agreed to begin negotiations for a merger as one option for addressing these challenges and promoting the future growth of both companies.  After long deliberations, the Investment Corporations determined that the Merger was the most effective strategy for maximizing unitholder value based on stable income and stabilized/improved distribution through solid growth of the portfolio.  As such, the Investment Corporations have executed the Merger Agreement on April 15, 2016.

The Investment Corporations expect the following to result from the Merger: (i) enhanced external growth potential and further internal growth opportunities through the shift to a diversified REIT, (ii) improvement of the surviving company’s position in the J-REIT market and asset-management flexibility through scale enhancement, and (iii) acceleration of growth leveraging the value chain of the Daiwa House Group’s integrated capabilities, among other positive effects.

The Daiwa House Group, the sponsor, has set its management vision of “Endless Heart” and “the Daiwa House Group – working to co-create value for individuals, communities and peoples’ lifestyles,” and has committed itself to “contributing to society” through business development in diversified categories to meet social needs and through aggressive innovation and the development of new categories.  As a public company, it has realized the “creation of shareholders’ value” that generates greater economic value than the capital cost, steadily over the medium -to -long -term. The Investment Corporations will follow this philosophy as a member of the Daiwa House Group.

The surviving corporation after the Merger will shift to a diversified REIT that invests in new types of properties, such as hotels, office buildings, and so on, in addition to those that the Investment Corporations have dealt in to date.  Its policy will be to utilize the full strength of the Daiwa House Group to strengthen its growth capabilities, improve the profitability and quality of its portfolio, and achieve sustainable external growth and stable dividends.

Furthermore, following the Merger, in order for the surviving investment corporation to efficiently manage the asset holdings, with the effectuation of the Merger as a condition precedent, an absorption-type merger will be executed effective on September 1, 2015 whereby the Asset Manager will be the surviving corporation and Daiwa House REIT Management Co., Ltd., which is the asset management company of DHR, will be dissolved (hereinafter referred to as “the Asset Manager Merger”).

For details of the Merger and the Asset Manager Merger, please refer to “Notification of the conclusion of merger agreement between Daiwa House Residential Investment Corporation and Daiwa House REIT Investment Corporation” and “Notification of the conclusion of merger agreement between Daiwa House Asset Management Co., Ltd. and Daiwa House Residential Investment Corporation,” announced by Investment Corporations on April 15, 2016.

(b)	Method of the Merger

The Merger will be an absorption-type merger wherein DHI will be the surviving corporation and DHR will be dissolved.

(c)	Merger Ratio

In the Merger, each investment unit of DHR will be exchanged for 2.2 investment units of DHI. As a result, for DHR’s unitholders, the number of investment units granted will include fractions of less than one unit. These fractional investment units shall, in accordance with the provisions of the law, be sold in the market and the proceeds from the sale of these fractional units shall be granted to unitholders in proportion to their fractional units.

(d)	Cash Distributions on Merger

Instead of cash distributions to DHR's unitholders for the operating period ending on the day before the date on which the merger comes into effect, DHI will make a cash distribution on the merger within a reasonable period of time after the date on which the merger becomes effective, to the unitholders listed or recorded in the final unitholders’ register as of the day the date on which the merger comes into effect (in accordance with the provisions of Article 149-3 of the Act on Investment Trusts and Investment Corporations, this excludes the unitholders of the DHI requesting the repurchase of their investment units) (hereinafter referred to as the “Allotted Investors”) a distribution amount equivalent to the cash distribution for the same operating period (DHR’s distributable earnings as of the day before the date on which the Merger comes into effect, divided by the number of investment units issued and outstanding of DHR on the day before the date on which the merger comes into effect, from which the number of investment units held by unitholders other than the allotted unitholders has been subtracted).

(Reference Materials)

Acquisition of Assets

On April 15, 2016, DHI concluded a purchase agreement to acquire the following property, and intends to acquire the property with the effectuation of the Merger as a condition precedent. As of April 15, 2016, DHR has concluded an agreement to the effect that it will acquire D Project Hibiki Nada, D Project Morioka II, Sports Depo/ Golf 5 Kokura IC store and Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha Omoromachi) on September 28, 2016. DHI is scheduled to inherit the position, rights and obligations of the buyer under the purchase agreement for the properties DHR is scheduled to acquire. The effectuation of the Merger is a condition precedent to the planned acquisition of these properties. For the description of these properties, please refer to “Notice Concerning Acquisition of Trust Beneficiary Interests in Domestic Real Estate and Leasing of Assets” released by Investment Corporations on April 15, 2016.

Property name	Castalia Ningyocho III (Roygent Ningyocho) (Note 3)
Asset type	Trust beneficiary rights in real estate (Note 4)
Expected acquisition price (Note 1)	¥2,000,000 thousand
Seller (Note 2)	Daiwa House Industry Co., Ltd.
Date of purchase agreement	April 15, 2016
Scheduled acquisition date	September 28, 2016
Funds for acquisition	Loans and own funds
Property name	Royal Parks Umejima
Asset type	Trust beneficiary rights in real estate (Note 4)
Expected acquisition price (Note 1)	¥2,020,000 thousand
Seller (Note 2)	Daiwa House Industry Co., Ltd.
Date of purchase agreement	April 15, 2016
Scheduled acquisition date	September 28, 2016
Funds for acquisition	Loans and own funds

(Note 1)	Acquisition price does not include expenses incurred in connection with the acquisition, settlement of taxes and public dues, and consumption taxes.
(Note 2)
As the seller is a party having a special interest in DHI and/or the Asset Manager, the transaction was executed in accordance with certain procedures prescribed in the internal rule “regulations on transactions with interested parties” of the Asset Manager.

(Note 3)	DHI plans to change the property name. The name after the change is provided with the name as of the date of this report in parentheses.
(Note 4)
The asset to be acquired stands as physical real estate as of April 15, 2016. By the planned acquisition date, the current owner will entrust the property to a trustee, and DHI will acquire trust beneficiary rights in the entrusted property.

2.	Overview of DHI

(1)	Status of Investment Units

	Unit	16th period As of February 28, 2014	17th period As of August 31, 2014	18th period As of February 28, 2015	19th period As of August 31, 2015	20th period As of February 29, 2016
Total number of investment units authorized	Units	2,000,000	2,000,000	2,000,000	4,000,000	4,000,000
Total number of investment units issued	Units	373,870	373,870	373,870	(Note) 747,740	747,740
Unitholders' capital	Thousands of yen	61,703,224	61,703,224	61,703,224	61,703,224	61,703,224
Number of unitholders	Persons	7,331	6,538	6,400	6,998	7,073

(Note)	DHI executed a 2-for-1 investment unit split effective March 1, 2015.

(2)	Matters concerning Investment Units

The major unitholders as of February 29, 2016 are as follows:

Name	Number of Units Held (units)	Percentage of Total (Note) (%)
Japan Trustee Services Bank, Ltd. (trust account)	207,181	27.7
Daiwa House Industry Co., Ltd.	75,440	10.1
The Master Trust Bank of Japan, Ltd. (trust account)	72,588	9.7
Trust & Custody Services Bank, Ltd. (securities investment trust account)	35,192	4.7
The Nomura Trust and Banking Co., Ltd. (investment trust account)	24,417	3.3
SCBHK AC DBS VICKERS (HK) LIMITED－CLIENT A/C	13,800	1.8
The Chugoku Bank, Ltd.	13,604	1.8
The Fuji Fire and Marine Insurance Co., Ltd.	12,530	1.7
THE BANK OF NEW YORK– JASDECNON–TREATY ACCOUNT	11,046	1.5
Trust & Custody Services Bank, Ltd. (money trust tax account)	10,840	1.4
Total	476,638	63.7

(Note)
“Percentage of Total” is a percentage of the number of investment units held by respective unitholders to the total number of investment units issued and outstanding, which is rounded to the first decimal place.

(3)	Officers

i)	The following table provides information about the Officers.

Title and post	Name	Major concurrent position	Total compensation per title during the 20th period (Thousands of yen)
Executive Director	Jiro Kawanishi (Note 2)	Auditor, Fujita Kanko Inc. (part time)	1,200
	Tetsuji Tada (Note 2)	TOHO REALTY MANAGEMENT CO., LTD., Executive Director (part time)	1,200
Supervisory Directors	Tetsuya Iwasaki	Citia Certified Public Accountant Firm Certified Public Accountant Enrolled Agent Outside Director, Uoriki Co., Ltd.	2,100
	Hiroshi Ishikawa	Ohhara Law Office Attorney Outside Director, Japan Medical Dynamic Marketing, INC.	2,100
Independent Auditor	Ernst & Young ShinNihon LLC	–	13,000

(Note 1)
The Executive Director and Supervisory Directors do not hold investment units of DHI under their own or another person’s name. The Supervisory Directors may serve as an executive of a corporation other than those listed above, but such corporations including those listed above do not have any interest in DHI.

(Note 2)	Tetsuji Tada, the former Executive Director of DHI, resigned as of November 30, 2015, and Jiro Kawanishi took the position as a new Executive Director as of December 1, 2015.
(Note 3)
Dismissal or non-reappointment of the Independent Auditor shall be discussed at DHI’s board of directors meetings pursuant to the provisions of the Investment Trusts Act for dismissal, and taking into account the audit quality, audit fees and all other relevant factors for non-reappointment.

ii)	Suspension order issued against the Independent Auditor during last two years

On December 22, 2015, a suspension order was issued by the Financial Services Agency (FSA) against Ernst & Young ShinNihon LLC, the Independent Auditor of DHI, as described below.

(a)	Name of the firm

•	Ernst & Young ShinNihon LLC

(b)	Summary of order

•	Suspension from accepting new engagements for three months from January 1, 2016 to March 31, 2016.

(c)	Reason of order

•
Seven certified public accountants of the firm had, in negligence of due care, attested the financial statements of TOSHIBA CORPORATION for the years ended March 31, 2010, 2012 and 2013 containing material misstatements as if the statements contained no material misstatements.

•	The firm’s operations are significantly inappropriate.

(4)	Asset Manager, Custodian and General Administrators

Business	Name
Asset Manager	Daiwa House Asset Management Co., Ltd.
Custodian	Sumitomo Mitsui Trust Bank, Limited
General Administrator	Sumitomo Mitsui Trust Bank, Limited
Unitholder registration operator Special account managing institution	Sumitomo Mitsui Trust Bank, Limited
General administrative operator regarding investment corporation bond	Sumitomo Mitsui Trust Bank, Limited

3.	Portfolio of DHI

(1)	Composition of Assets

The following table provides information about the composition of assets.

Type of assets	Property type	Area (Note 1)	19th period As of August 31, 2015		20th period As of February 29, 2016
			Total amount held (Millions of yen) (Note 2)	Percentage to total assets (%) (Note 3)	Total amount held (Millions of yen) (Note 2)	Percentage to total assets (%) (Note 3)
Real estate	Residential facilities	Area 1	11,558	4.5	11,516	4.5
		Area 2	14,107	5.5	14,036	5.4
		Area 3	–	–	–	–
		Area 4	22,704	8.8	23,589	9.1
Trust beneficiary rights in real estate	Residential facilities	Area 1	77,041	29.8	76,827	29.7
		Area 2	65,514	25.4	65,207	25.2
		Area 3	33,044	12.8	32,701	12.6
		Area 4	22,440	8.7	22,496	8.7
Subtotal			246,411	95.4	246,376	95.3
Deposits and other assets			11,989	4.6	12,213	4.7
Total assets			258,400	100.0	258,590	100.0

(Note 1)
“Area 1” indicated in the Area column means five major wards in Tokyo (Chiyoda Ward, Chuo Ward, Minato Ward, Shibuya Ward and Shinjuku Ward). “Area 2” means the wards of Tokyo excluding those in Area 1. “Area 3” means the Tokyo Metropolitan area (Tokyo excluding Area 1 and Area 2, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture). “Area 4” means other cities (areas with populations more than approximately 100,000).

(Note 2)
“Total amount held” represents the amounts recorded on the balance sheet as of August 31, 2015 and February 29, 2016, which are rounded down to the nearest million yen. For real estate properties and trust beneficiary rights in real estate (may be referred to as “real estate in trust” or “trust beneficiary rights in real estate”), the amounts are their acquisition costs (including expenses associated with the acquisition) less accumulated depreciation.

(Note 3)	“Percentage to total assets” is rounded to the first decimal place.

(2)	Principal Assets Held

The overview of principal assets held by DHI as of February 29, 2016 (top ten properties in terms of book value at the end of the period) is as follows:

Property number	Property name	Book value (Millions of yen) (Note 1)	Leasable area (m2) (Note 2)	Leased area (m2) (Note 3)	Occupancy rate (%) (Note 4)	Rate to total rental revenues (%) (Note 5)	Primary Use
3021	Pacific Royal Court Minatomirai Urban Tower	9,493	26,294.49	26,294.49	100.0	5.4	Apartment complex
1001	Qiz Ebisu	7,309	5,230.39	5,028.40	96.1	2.4	Apartment complex
1042	Castalia Takanawa	7,188	10,408.26	10,030.70	96.4	2.5	Apartment complex
1047	Shibaura Island Bloom Tower	7,173	16,849.50	16,557.45	98.3	3.9	Apartment complex
2014	Castalia Tower Shinagawa Seaside	6,957	12,732.35	12,488.59	98.1	2.8	Apartment complex
2039	Royal Parks Toyosu	6,708	18,112.03	18,112.03	100.0	3.5	Apartment complex
3018	Royal Parks Hanakoganei	5,115	18,153.57	18,153.57	100.0	2.5	Apartment complex
2052	Royal Parks SEASIR	4,537	17,269.74	17,269.74	100.0	2.5	Apartment complex
3020	Royal Parks Wakabadai	4,315	21,367.93	21,367.93	100.0	2.7	Apartment complex
1002	Castalia Azabujuban Shichimenzaka	4,238	3,492.93	3,384.33	96.9	1.2	Apartment complex
Total		63,038	149,911.19	148,687.23	99.2	29.3	–

(Note 1)
“Book value” is the amount recorded on the balance sheets as of February 29, 2016 (real estate or trust beneficial interest, the acquisition costs (including expenses associated with the acquisition) less accumulated depreciation), which were rounded down to the nearest million yen.

(Note 2)	“Leasable area” is the floor space of each real estate and each real estate in trust which is leasable based on the information as of February 29, 2016.
(Note 3)
“Leased area” is the sum of the floor space indicated in lease or sublease agreements with end-tenants as of February 29, 2016. However, in cases where there are obvious errors in the lease agreements, the figures are based on the information obtained from the prior owner (prior beneficiary) and the drawing of the building.

(Note 4)
“Occupancy rate” is the leased floor space of each real estate and each real estate as of February 29, 2016 in trust expressed as a percentage of leasable floor space, rounded to the first decimal place.

(Note 5)
“Rate to total rental revenues” is the leasing revenue from each real estate and each real estate in trust expressed as a percentage of the total rental revenue from the entire portfolio, rounded to the first decimal place.

(3)	Description of Portfolio

The overview of assets held by DHI as of February 29, 2016 (real estate and real estate in trust, etc.) is as follows:

Type	Property number	Property name	Location (displayed address)	Form of ownership	Leasable area (m2) (Note 1)	Assessed value at the end of period (Millions of yen) (Note 2)	Book value (Millions of yen) (Note 3)
Residential facilities	1001	Qiz Ebisu	4-3-1, Ebisu, Shibuya Ward, Tokyo	Real estate in trust	5,230.39	8,160	7,309
	1002	Castalia Azabujuban Shichimenzaka	2-7-5, Azabujuban, Minato Ward, Tokyo	Real estate in trust	3,492.93	4,080	4,238
	1003	Castalia Shibakoen	3-32-10, Shiba, Minato Ward, Tokyo	Real estate in trust	2,707.51	2,080	2,453
	1004	Castalia Ginza	1-14-13, Ginza, Chuo Ward, Tokyo	Real estate in trust	2,226.42	2,120	2,387
	1005	Castalia Hiroo	3-13-3, Nishiazabu, Minato Ward, Tokyo	Real estate in trust	1,621.59	1,800	2,109
	1006	Castalia Nihonbashi	11-2, Nihonbashi Kabuto-cho, Chuo Ward, Tokyo	Real estate in trust	1,458.73	1,120	1,096
	1007	Castalia Hacchobori	3-27-5, Hacchobori, Chuo Ward, Tokyo	Real estate in trust	2,969.57	2,150	2,153
	1008	Castalia Azabujuban	2-10-1, Azabujuban, Minato Ward, Tokyo	Real estate in trust	2,400.00	2,620	2,825
	1009	Castalia Azabujuban II	2-21-2, Azabujuban, Minato Ward, Tokyo	Real estate in trust	2,094.58	2,430	2,568
	1010	Castalia Shinjuku Natsumezaka	10-1, Kikui-cho, Shinjuku Ward, Tokyo (Note 4)	Real estate in trust	1,917.62	1,680	1,791
	1011	Castalia Ginza II	1-23-4, Ginza, Chuo Ward, Tokyo	Real estate in trust	1,817.56	1,650	1,697
	1012	Castalia Shibuya Sakuragaoka	29-21, Sakuragaoka-cho, Shibuya Ward, Tokyo	Real estate in trust	1,123.80	1,130	1,354
	1015	Castalia Nishi Azabu Kasumicho	1-3-12, Nishi Azabu, Minato Ward, Tokyo	Real estate in trust	2,779.77	2,140	2,148
	1016	Castalia Ochanomizu	3-24-1, Kanda-Ogawamachi, Chiyoda Ward, Tokyo	Real estate in trust	2,559.21	2,050	1,688
	1017	Castalia Sangubashi	4-52-12, Yoyogi, Shibuya Ward, Tokyo	Real estate in trust	1,898.47	1,460	1,416
	1018	Castalia Suitengu	2-8-13, Nihonbashi Kakigaracho, Chuo Ward, Tokyo	Real estate in trust	1,940.94	1,320	1,216
	1019	Castalia Suitengu II	1-38-16, Nihonbashi Kakigaracho, Chuo Ward, Tokyo	Real estate in trust	1,858.34	1,180	1,082
	1020	Castalia Shintomicho	3-10-10, Irifune, Chuo Ward, Tokyo	Real estate in trust	1,444.52	980	884
	1021	Castalia Shintomicho II	2-6-4, Irifune, Chuo Ward, Tokyo	Real estate in trust	1,244.54	860	786
	1022	Castalia Harajuku	3-55-3, Sendagaya, Shibuya Ward, Tokyo	Real estate in trust	1,225.26	885	866
	1023	Castalia Yoyogi Uehara	1-17-16, Uehara, Shibuya Ward, Tokyo	Real estate in trust	811.95	676	640
	1024	Castalia Sendagaya	2-9-10, Sendagaya, Shibuya Ward, Tokyo	Real estate in trust	803.03	580	553
	1025	Castalia Shinjuku 7 chome	7-17-16, Shinjuku, Shinjuku Ward, Tokyo	Real estate in trust	957.60	502	446
	1027	Castalia Ningyocho	7-15, Nihonbashi Tomisawa-cho, Chuo Ward, Tokyo	Real estate in trust	1,747.90	1,150	880
	1028	Castalia Ningyocho II	8-12, Nihonbashi Tomisawa-cho, Chuo Ward, Tokyo	Real estate in trust	1,826.80	1,300	998
	1029	Castalia Shin-Ochanomizu	2-3-3, Kanda Awaji-cho, Chiyoda Ward, Tokyo (Note 4)	Real estate in trust	1,308.38	1,030	869
	1030	Castalia Higashi Nihonbashi II	12-11, Tomisawa-cho, Chuo Ward, Tokyo	Real estate in trust	2,117.46	1,610	1,285
	1031	Castalia Jinbocho	2-40-8, Kanda-Jinbocho, Chiyoda Ward, Tokyo	Real estate in trust	1,628.80	1,380	1,098

Type	Property number	Property name	Location (displayed address)	Form of ownership	Leasable area (m2) (Note 1)	Assessed value at the end of period (Millions of yen) (Note 2)	Book value (Millions of yen) (Note 3)
Residential facilities	1032	Castalia Shintomicho III	2-8-8, Irifune, Chuo Ward, Tokyo	Real estate in trust	972.51	728	627
	1033	Castalia Shinjuku Gyoen	2-14-4, Shinjuku, Shinjuku Ward, Tokyo	Real estate in trust	3,594.16	2,950	2,657
	1034	Castalia Takanawadai	3-4-12, Takanawa, Minato Ward, Tokyo	Real estate in trust	1,147.44	950	825
	1035	Castalia Higashi Nihonbashi III	3-5-6, Higashi-Nihonbashi, Chuo Ward, Tokyo	Real estate in trust	1,105.20	747	623
	1036	Castalia Shinjuku Gyoen II	1-29-15, Shinjuku, Shinjuku Ward, Tokyo	Real estate in trust	668.79	480	459
	1037	Castalia Shintomicho IV	3-10-8, Irifune, Chuo Ward, Tokyo	Real estate in trust	681.00	430	381
	1038	Castalia Takanawadai II	3-5-6, Takanawa, Minato Ward, Tokyo	Real estate in trust	1,567.84	1,300	1,151
	1039	Castalia Minami Azabu	2-2-27, Minami Azabu, Minato Ward, Tokyo	Real estate in trust	882.67	670	618
	1040	Castalia Ginza III	8-18-2, Ginza, Chuo Ward, Tokyo	Real estate	3,494.42	2,840	2,764
	1041	Castalia Kayabacho	2-1, Nihonbashi Koami-cho, Chuo Ward, Tokyo	Real estate	4,602.95	2,960	2,560
	1042	Castalia Takanawa	2-17-12, Takanawa, Minato Ward, Tokyo	Real estate in trust	10,408.26	7,520	7,188
	1043	Castalia Higashi Nihonbashi	9-14, Yokoyama-cho, Nihonbashi, Chuo Ward, Tokyo	Real estate	6,442.28	3,890	3,319
	1045	Castalia Shinjuku	2-6-11, Shinjuku, Shinjuku Ward, Tokyo	Real estate	3,150.80	3,280	2,871
	1046	Castalia Ichigaya	14-4, YakuOji-machi, Ichigaya, Shinjyuku Ward, Tokyo (Note 4)	Real estate in trust	1,546.34	1,300	899
	1047	Shibaura Island Bloom Tower	4-20-2, 4-20-3, 4-20-4, Shibaura, Minato Ward, Tokyo	Real estate in trust	16,849.50	8,540	7,173
	1048	Castalia Hatsudai	1-10-9, Honmachi, Shibuya Ward, Tokyo	Real estate in trust	3,077.05	2,300	2,027
	1049	Castalia Hatsudai II	1-33-7, Honmachi, Shibuya Ward, Tokyo	Real estate in trust	2,339.42	2,090	1,908
	1050	Castalia Ebisu	3-15-6, Ebisu, Shibuya Ward, Tokyo	Real estate in trust	1,659.71	1,610	1,436
	2001	Castalia Meguro Kamurozaka	4-31-23, Nishi Gotanda, Shinagawa Ward, Tokyo	Real estate in trust	4,967.97	4,060	4,137
	2002	Castalia Toritsudaigaku	1-4-1, Midorigaoka, Meguro Ward, Tokyo	Real estate in trust	863.70	552	611
	2004	Castalia Yukigaya	2-13-3, Higashi Yukigaya, Ota Ward, Tokyo	Real estate in trust	1,542.30	1,070	1,027
	2005	Castalia Yutenji	2-14-21, Yutenji, Meguro Ward, Tokyo	Real estate in trust	1,380.35	1,220	1,356
	2006	Castalia Otsuka	3-17-4, Minami Otsuka, Toshima Ward, Tokyo	Real estate in trust	1,871.70	1,590	1,363
	2007	Castalia Kikukawa	2-1-12, Kikukawa, Sumida Ward, Tokyo	Real estate in trust	1,168.18	788	751
	2008	Castalia Meguro	2-1-13, Meguro, Meguro Ward, Tokyo	Real estate in trust	1,414.73	931	838
	2009	Castalia Otsuka II	2-32-20, Higashi-Ikebukuro, Toshima Ward, Tokyo	Real estate in trust	1,784.50	1,200	1,008
	2010	Castalia Jiyugaoka	1-20-1, Jiyugaoka, Meguro Ward, Tokyo	Real estate in trust	1,472.47	1,330	1,166
	2011	Castalia Mejiro	2-8-16, Takada, Toshima Ward, Tokyo	Real estate in trust	1,658.90	1,030	945
	2012	Castalia Ikebukuro	3-1-12, Nishi-Ikebukuro, Toshima Ward, Tokyo	Real estate in trust	3,644.35	2,630	2,438
	2013	Castalia Kaname-cho	5-26-10 Nishi-Ikebukuro, Toshima Ward, Tokyo	Real estate in trust	1,624.06	1,190	1,082
	2014	Castalia Tower Shinagawa Seaside	4-10-18, Higashi Shinagawa, Shinagawa Ward, Tokyo	Real estate in trust	12,732.35	8,360	6,957

Type	Property number	Property name	Location (displayed address)	Form of ownership	Leasable area (m2) (Note 1)	Assessed value at the end of period (Millions of yen) (Note 2)	Book value (Millions of yen) (Note 3)
Residential facilities	2015	Castalia Yakumo	2-20-5, Yakumo, Meguro Ward, Tokyo	Real estate	1,276.91	744	835
	2016	Castalia Togoshiekimae	1-7-16, Hiratsuka, Shinagawa Ward, Tokyo	Real estate	2,014.12	1,890	1,490
	2018	Castalia Honjo Azumabashi	3-7-11, Honjo, Sumida Ward, Tokyo	Real estate in trust	2,255.88	1,060	981
	2019	Castalia Kitazawa	1-15-5, Kitazawa, Setagaya Ward, Tokyo	Real estate in trust	1,220.16	793	739
	2020	Castalia Monzennakacho	1-17-12, Fukuzumi, Koto Ward, Tokyo	Real estate in trust	887.94	500	469
	2023	Castalia Kamiikedai	1-4-15, Kamiikedai, Ota Ward, Tokyo	Real estate in trust	414.45	212	185
	2024	Castalia Morishita	1-16-12, Morishita, Koto Ward, Tokyo	Real estate in trust	1,383.90	975	776
	2025	Castalia Wakabayashi koen	4-39-4, Wakabayashi, Setagaya Ward, Tokyo	Real estate in trust	1,425.43	793	751
	2026	Castalia Asakusabashi	2-16-21, Yanagi-bashi, Taito Ward, Tokyo	Real estate in trust	1,537.84	887	743
	2027	Castalia Iriya	3-1-28, Shitaya, Taito Ward, Tokyo	Real estate in trust	1,415.15	622	510
	2028	Castalia Kita Ueno	1-15-5, Kita-Ueno, Taito Ward, Tokyo	Real estate in trust	4,197.66	2,570	2,463
	2029	Castalia Morishita II	2-12-11, Shin-Ohashi, Koto Ward, Tokyo	Real estate	1,275.60	766	635
	2030	Castalia Minowa	5-24-4, Negishi, Taito Ward, Tokyo	Real estate	2,406.41	1,510	1,326
	2031	Castalia Oyamadai	7-14-13, Todoroki, Setagaya Ward, Tokyo	Real estate	857.32	581	508
	2032	Castalia Nakano	2-12-13, Arai, Nakano Ward, Tokyo	Real estate	1,613.86	1,200	992
	2033	Castalia Yoga	1-3-12, Tamagawadai, Setagaya Ward, Tokyo	Real estate	1,472.38	1,110	882
	2034	Castalia Sumiyoshi	2-8-11, Sumiyoshi, Koto Ward, Tokyo	Real estate	1,362.60	984	876
	2035	Castalia Monzennakacho II	2-2-9, Tomioka, Koto Ward, Tokyo	Real estate	3,038.98	2,590	2,031
	2036	Castalia Oshiage	3-5-2, Mukoujima, Sumida Ward, Tokyo	Real estate	1,785.24	1,090	1,017
	2037	Castalia Kuramae	3-9-4, Kuramae, Taito Ward, Tokyo	Real estate	1,994.93	1,420	1,173
	2038	Castalia Nakanobu	4-7-11, Nakanobu, Shinagawa Ward, Tokyo	Real estate in trust	2,421.82	2,560	1,710
	2039	Royal Parks Toyosu	3-5-21, Toyosu, Koto Ward, Tokyo	Real estate in trust	18,112.03	9,170	6,708
	2040	Castalia Togoshi	5-2-1, Togoshi, Shinagawa Ward, Tokyo	Real estate in trust	2,629.59	2,490	1,655
	2041	Castalia Ooimachi	4-2-11, Ooi, Shinagawa Ward, Tokyo	Real estate	1,413.75	1,450	1,194
	2042	Casralia Omori	1-19-20, Omori kita, Ota Ward, Tokyo	Real estate in trust	2,046.36	1,760	1,485
	2043	Castalia Mishuku	1-3-39, Taishidou, Setagaya Ward, Tokyo	Real estate in trust	2,640.86	2,280	1,893
	2044	Castalia Arakawa	2-3-1, Arakawa, Arakawa Ward, Tokyo	Real estate in trust	3,797.92	2,100	1,620
	2045	Castalia Omori II	1-8-13, Omori kita, Ota Ward, Tokyo	Real estate in trust	2,818.70	2,790	2,331
	2046	Castalia Nakameguro	1-18-7, Aobadai, Meguro Ward, Tokyo	Real estate in trust	3,166.71	4,400	3,812
	2047	Castalia Meguro Chojyamaru	2-8-1, Kamiosaki, Shinagawa Ward, Tokyo	Real estate in trust	2,123.77	2,300	2,044
	2048	Castalia Meguro Takaban	1-6-19, Takaban, Meguro Ward, Tokyo	Real estate in trust	1,961.52	1,890	1,779

Type	Property number	Property name	Location (displayed address)	Form of ownership	Leasable area (m2) (Note 1)	Assessed value at the end of period (Millions of yen) (Note 2)	Book value (Millions of yen) (Note 3)
Residential facilities	2049	Castalia Omori III	5-21-11, Minami-ooi, Shinagawa Ward, Tokyo	Real estate in trust	2,004.80	1,720	1,524
	2050	Morino Tonari	1-1-5, Koyamadai, Shinagawa Ward, Tokyo	Real estate	1,668.24	1,170	1,071
	2051	Castalia Meguro Tairamachi	1-23-8, Tairamachi, Meguro Ward, Tokyo	Real estate in trust	1,278.52	1,240	1,230
	2052	Royal Parks SEASIR	1-16-2, Sakae-chou, Nishiarai, Adachi Ward, Tokyo	Real estate in trust	17,269.74	4,820	4,537
	2053	Castalia Honkomagome	6-21-2, Honkomagome, Bunkyo Ward, Tokyo	Real estate in trust	2,224.41	1,650	1,566
	3001	Cosmo Heim Musashikosugi	2-8, Kizuki Ise-cho, Nakahara Ward, Kawasaki City, Kanagawa	Real estate in trust	4,208.83	1,900	1,612
	3002	Castalia Tsurumi	3-5-10, Tsurumi Chuo, Tsurumi Ward, Yokohama City, Kanagawa	Real estate in trust	1,452.09	717	615
	3003	Castalia Funabashi	4-4-8, Honcho, Funabashi City, Chiba	Real estate in trust	1,552.01	774	695
	3006	Castalia Nishi Funabashi	4-19-16, Nishi Funa, Funabashi City, Chiba	Real estate in trust	1,597.32	887	767
	3007	Castalia Maihama	5-14-17, Fujimi, Urayasu City, Chiba	Real estate in trust	1,287.72	635	625
	3008	Castalia Ichikawamyoden	2-14-20, Shioyaki, Ichikawa City, Chiba	Real estate in trust	1,218.00	703	634
	3010	Castalia Urayasu	3-30-4, Arai, Ichikawa City, Chiba	Real estate in trust	1,074.53	609	561
	3011	Castalia Minamigyotoku	4-1-26, Minami Gyotoku, Ichikawa City, Chiba	Real estate in trust	1,031.81	490	515
	3012	Castalia Minamigyotoku II	4-1-5, Minami Gyotoku, Ichikawa City, Chiba	Real estate in trust	724.63	338	366
	3013	Castalia Nogeyama	1-8-1, Hinodecho, Naka Ward, Yokohama City, Kanagawa (Note 4)	Real estate in trust	744.90	317	305
	3017	Castalia Ichikawa	1-24-3, Ichikawa, Ichikawa City, Chiba	Real estate in trust	876.89	513	422
	3018	Royal Parks Hanakoganei	1-8-2, Hanakoganei, Kodaira City, Tokyo	Real estate in trust	18,153.57	5,800	5,115
	3019	Castalia Musashikosugi	2-21, Imaikami-cho, Nakahara Ward, Kawasaki City, Kanagawa	Real estate in trust	2,179.80	1,900	1,690
	3020	Royal Parks Wakabadai	2-1-1, Wakabadai, Inagi City, Tokyo (Note 4)	Real estate in trust	21,367.93	4,700	4,315
	3021	Pacific Royal Court Minatomirai Urban Tower	5-3-3, Minatomirai, Nishi Ward, Yokohama City, Kanagawa	Real estate in trust	26,294.49	10,400	9,493
	3022	L-Place Shinkoyasu	3-298-1, Koyasu-dori, Kanagawa Ward, Yokohama City, Kanagawa (Note 4)	Real estate in trust	3,009.74	1,960	1,805
	3023	Royal Parks Musasikosugi	13-8, Shinjuku-kochi, Nakamaruko-aza, Nakahara Ward, Kawasaki City, Kanagawa (Note 4)	Real estate in trust	3,808.97	1,270	1,100
	4001	Castalia Shinsakae	1-11-29, Shinsakae, Naka Ward, Nagoya City, Aichi	Real estate in trust	3,548.48	1,550	1,701
	4008	Aprile Tarumi	7-3-1, Takamaru, Tarumi Ward, Kobe City, Hyogo	Real estate in trust	6,545.25	1,550	1,213
	4009	Crest Kusatsu	5-3-27, Kasayama, Kusatsu City, Shiga	Real estate in trust	13,452.80	1,940	3,003
	4010	Castalia Sakaisuji Honmachi	1-3-7, Kyutarocho, Chuo Ward, Osaka City, Osaka	Real estate in trust	3,471.39	1,580	1,372
	4011	Castalia Shin-Umeda	6-8-21, Nakatsu, Kita Ward, Osaka City, Osaka	Real estate in trust	3,279.90	1,400	1,255
	4012	Castalia Abeno	2-4-37, Abeno-Suji, Abeno Ward, Osaka City, Osaka	Real estate	10,920.75	4,580	4,107

Type	Property number	Property name	Location (displayed address)	Form of ownership	Leasable area (m2) (Note 1)	Assessed value at the end of period (Millions of yen) (Note 2)	Book value (Millions of yen) (Note 3)
Residential facilities	4014	Castalia Sakae	4-16-10, Sakae, Naka Ward, Nagoya City, Aichi	Real estate	2,836.00	1,180	942
	4015	Castalia Nipponbashi Kouzu	2-4-6, Kouzu, Chuo Ward, Osaka City, Osaka	Real estate	9,334.47	3,660	3,232
	4016	Castalia Maruyama Urasando	21-1-47, Minami Nijo Nishi, Chuo Ward, Sapporo City, Hokkaido	Real estate	1,522.89	486	377
	4017	Castalia Maruyama Omotesando	21-2-1, Kita Ichijo Nishi, Chuo Ward, Sapporo City, Hokkaido	Real estate	6,100.31	1,910	1,607
	4018	Castalia Higashi Hie	5-31, Hie-cho, Hakata Ward, Fukuoka City, Fukuoka	Real estate	3,061.60	965	881
	4019	Castalia Tower Nagahoribashi	1-15-25, Shimanouchi, Chuo Ward, Osaka City, Osaka	Real estate	8,747.40	4,340	3,092
	4020	Castalia Sannomiya	3-2-31, Isobedori, Chuo Ward, Kobe City, Hyogo	Real estate	3,071.60	1,440	1,120
	4021	Castalia Kotodaikoen	3-10-24, Kokubun-cho, Aoba Ward, Sendai City, Miyagi	Real estate	1,684.10	525	434
	4022	Castalia Ichibancho	1-6-27, 1-6-30, Ichibancho, Aoba Ward, Sendai City, Miyagi	Real estate	2,800.32	896	719
	4023	Castalia Omachi	2-5-8, Omachi, Aoba Ward, Sendai City, Miyagi	Real estate	2,149.08	702	589
	4024	Castalia Uemachidai	4-1-12, Uehonmachi Nishi, Chuo Ward, Osaka City, Osaka	Real estate	5,415.39	2,530	2,027
	4025	Castalia Tower Higobashi	1-2-24, Tosabori, Nishi Ward, Osaka City, Osaka	Real estate	6,230.20	3,490	2,480
	4026	Big Tower Minami Sanjo	2-15-1, Minami Sanjo Higashi, Chuo Ward, Sapporo City, Hokkaido (Note 4)	Real estate in trust	8,661.19	2,440	1,476
	4027	Castalia Fushimi	1-8-49, Nishiki, Naka Ward, Nagoya City, Aichi	Real estate in trust	7,022.69	2,980	2,099
	4028	Castalia Meieki Minami	1-12-22, Meiekiminami, Nakamura Ward, Nagoya City, Aichi	Real estate in trust	1,822.10	897	697
	4029	Castalia Yakuin	2-3-13, Imaizumi, Chuo Ward, Fukuoka City, Fukuoka	Real estate	2,784.83	1,080	927
	4030	Castalia Mibu	79, Mibu, Aiai-chou, Nakagyo Ward, Kyoto City, Kyoto (Note 4)	Real estate in trust	2,828.39	1,470	1,168
	4031	Castalia Tsutsujigaoka	4-2-35, Shintera, Wakabayashi Ward, Sendai City, Miyagi	Real estate in trust	4,471.11	1,660	1,209
	4032	Castalia Ohori Bay Tower	1-6-6, Minato, Chuo Ward, Fukuoka City, Fukuoka	Real estate in trust	11,089.75	3,780	2,841
	4033	Royal Parks Namba	2-2-40, Minato machi, Naniwa Ward, Osaka City, Osaka	Real estate in trust	10,354.15	3,050	2,751
	4034	Castalia Shigahondori	1-15-2, Wakabadori, Kita Ward, Nagoya City, Aichi	Real estate in trust	5,086.69	2,130	1,705
	4035	Castalia Kyoto Nishioji	100-1, Shichijyo Goshonouchi Minamimachi, Shimogyo Ward, Kyoto City, Kyoto (Note 4)	Real estate	2,035.37	1,030	1,049
	Residential facilities – Subtotal				497,856.50	275,900	244,318
	6001	Urban Living Inage	327-1, Sanno-cho, Inage Ward, Chiba City, Chiba (Note 4)	Real estate in trust	4,177.52	1,190	921
	6002	Aburatsubo Marina HILLS	1523-1, Shirasu, Misaki Town, Moroiso aza, Miura City, Kanagawa (Note 4)	Real estate in trust	3,901.14	1,250	1,135
	Residential facilities (properties for the elderly) – Subtotal				8,078.66	2,440	2,056
Total					505,935.16	278,340	246,376

(Note 1)	“Leasable area” is the floor space of each real estate and each real estate in trust which is leasable based on the information as of February 29, 2016.
(Note 2)
“Assessed value at the end of period” is the appraisal value as of February 29, 2016 provided by real estate appraisers (Daiwa Real Estate Appraisal Co., Ltd., Chuo Real Estate Appraisal Co., Ltd., Tanizawa Sogo Appraisal Co., Ltd., Japan Real Estate Institute and Morii Appraisal & Investment Consulting Inc.) in accordance with the Articles of Incorporation of DHI as well as “Ordinance on Accounting of Investment Corporations”. The amounts were rounded down to the nearest million yen. There is no special interest between DHI and each real estate appraiser.

(Note 3)
“Book value” is the amount recorded on the balance sheets as of February 29, 2016 (for real estate or trust beneficial interest, the acquisition costs (including expenses associated with the acquisition) less accumulated depreciation, which is rounded down to the nearest million yen.

(Note 4)	For properties whose addresses are not indicated officially, the building location in the registry book (for properties with multiple locations, only one location) is provided.

The status of rental business related to each property held by DHI is as follows:

Type	Property number	Property name	19th period (From March 1, 2015 to August 31, 2015)			20th period (From September 1, 2015 to February 29, 2016)
			Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)	Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)
Residential facilities	1001	Qiz Ebisu	97.0	231,023	2.5	96.1	228,114	2.4
	1002	Castalia Azabujuban Shichimenzaka	97.0	121,395	1.3	96.9	118,853	1.2
	1003	Castalia Shibakoen	96.6	69,230	0.7	96.4	67,908	0.7
	1004	Castalia Ginza	100.0	67,613	0.7	93.3	68,305	0.7
	1005	Castalia Hiroo	100.0	50,345	0.5	97.5	49,665	0.5
	1006	Castalia Nihonbashi	94.6	37,767	0.4	98.3	37,435	0.4
	1007	Castalia Hacchobori	93.6	62,098	0.7	96.8	62,263	0.6
	1008	Castalia Azabujuban	98.3	72,581	0.8	96.4	70,301	0.7
	1009	Castalia Azabujuban II	94.3	66,813	0.7	91.4	64,340	0.7
	1010	Castalia Shinjuku Natsumezaka	100.0	48,372	0.5	90.3	48,447	0.5
	1011	Castalia Ginza II	100.0	50,356	0.5	96.0	50,849	0.5
	1012	Castalia Shibuya Sakuragaoka	100.0	35,352	0.4	100.0	35,425	0.4
	1015	Castalia Nishi Azabu Kasumicho	96.1	65,244	0.7	91.7	69,062	0.7
	1016	Castalia Ochanomizu	95.5	59,040	0.6	100.0	59,114	0.6
	1017	Castalia Sangubashi	96.2	42,886	0.5	100.0	44,398	0.5
	1018	Castalia Suitengu	96.3	44,167	0.5	95.6	44,785	0.5
	1019	Castalia Suitengu II	97.7	39,615	0.4	96.6	39,877	0.4
	1020	Castalia Shintomicho	97.7	33,367	0.4	100.0	33,338	0.3
	1021	Castalia Shintomicho II	97.3	28,980	0.3	96.5	27,661	0.3
	1022	Castalia Harajuku	100.0	27,145	0.3	100.0	26,864	0.3
	1023	Castalia Yoyogi Uehara	90.2	20,481	0.2	92.3	20,893	0.2
	1024	Castalia Sendagaya	96.2	19,654	0.2	88.2	18,960	0.2
	1025	Castalia Shinjuku 7 chome	100.0	18,343	0.2	100.0	19,304	0.2
	1027	Castalia Ningyocho	93.2	34,887	0.4	100.0	37,058	0.4
	1028	Castalia Ningyocho II	97.7	39,776	0.4	95.8	39,186	0.4
	1029	Castalia Shin-Ochanomizu	97.2	32,336	0.3	100.0	32,392	0.3
	1030	Castalia Higashi Nihonbashi II	97.4	49,987	0.5	100.0	51,199	0.5
	1031	Castalia Jinbocho	96.7	41,575	0.4	100.0	42,130	0.4
	1032	Castalia Shintomicho III	97.6	24,522	0.3	95.3	24,644	0.3
	1033	Castalia Shinjuku Gyoen	100.0	83,849	0.9	100.0	83,827	0.9
	1034	Castalia Takanawadai	96.5	29,861	0.3	94.6	29,047	0.3
	1035	Castalia Higashi Nihonbashi III	100.0	24,449	0.3	100.0	24,336	0.3
	1036	Castalia Shinjuku Gyoen II	100.0	16,050	0.2	96.3	15,420	0.2
	1037	Castalia Shintomicho IV	100.0	15,471	0.2	95.0	15,816	0.2
	1038	Castalia Takanawadai II	100.0	38,776	0.4	95.1	36,823	0.4
	1039	Castalia Minami Azabu	100.0	20,789	0.2	94.2	20,648	0.2
	1040	Castalia Ginza III	97.9	113,787	1.2	95.9	86,372	0.9
	1041	Castalia Kayabacho	97.6	90,913	1.0	99.0	92,485	1

Type	Property number	Property name	19th period (From March 1, 2015 to August 31, 2015)			20th period (From September 1, 2015 to February 29, 2016)
			Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)	Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)
Residential facilities	1042	Castalia Takanawa	93.8	240,158	2.6	96.4	241,468	2.5
	1043	Castalia Higashi Nihonbashi	97.4	139,350	1.5	98.3	138,611	1.4
	1045	Castalia Shinjuku	100.0	92,285	1.0	100.0	92,554	1
	1046	Castalia Ichigaya	95.3	40,249	0.4	97.4	38,575	0.4
	1047	Shibaura Island Bloom Tower	97.4	374,027	4.0	98.3	373,297	3.9
	1048	Castalia Hatsudai	92.6	68,524	0.7	95.7	69,444	0.7
	1049	Castalia Hatsudai II	97.6	55,082	0.6	100.0	59,421	0.6
	1050	Castalia Ebisu	87.3	40,898	0.4	100.0	42,483	0.4
	2001	Castalia Meguro Kamurozaka	97.6	125,949	1.3	98.5	127,772	1.3
	2002	Castalia Toritsudaigaku	96.9	20,610	0.2	93.8	19,146	0.2
	2004	Castalia Yukigaya	98.6	35,828	0.4	98.6	35,637	0.4
	2005	Castalia Yutenji	96.9	37,428	0.4	97.7	36,996	0.4
	2006	Castalia Otsuka	94.6	46,381	0.5	93.2	45,910	0.5
	2007	Castalia Kikukawa	100.0	26,576	0.3	98.0	26,966	0.3
	2008	Castalia Meguro	87.4	27,940	0.3	100.0	28,504	0.3
	2009	Castalia Otsuka II	94.5	34,876	0.4	100.0	36,570	0.4
	2010	Castalia Jiyugaoka	93.3	39,606	0.4	95.6	36,911	0.4
	2011	Castalia Mejiro	80.5	30,980	0.3	96.7	30,665	0.3
	2012	Castalia Ikebukuro	95.6	82,652	0.9	96.9	86,878	0.9
	2013	Castalia Kaname-cho	94.5	38,258	0.4	95.9	39,122	0.4
	2014	Castalia Tower Shinagawa Seaside	93.5	265,063	2.8	98.1	266,986	2.8
	2015	Castalia Yakumo	88.5	22,474	0.2	100.0	25,021	0.3
	2016	Castalia Togoshiekimae	100.0	50,810	0.5	100.0	50,775	0.5
	2018	Castalia Honjo Azumabashi	95.0	35,963	0.4	97.0	37,043	0.4
	2019	Castalia Kitazawa	79.6	24,227	0.3	93.0	25,366	0.3
	2020	Castalia Monzennakacho	100.0	17,013	0.2	100.0	16,995	0.2
	2023	Castalia Kamiikedai	100.0	7,639	0.1	100.0	7,745	0.1
	2024	Castalia Morishita	100.0	31,214	0.3	93.8	31,063	0.3
	2025	Castalia Wakabayashi koen	91.4	25,837	0.3	94.7	27,397	0.3
	2026	Castalia Asakusabashi	94.4	30,857	0.3	89.2	30,721	0.3
	2027	Castalia Iriya	100.0	23,290	0.2	90.9	21,410	0.2
	2028	Castalia Kita Ueno	98.0	89,218	1.0	91.7	87,800	0.9
	2029	Castalia Morishita II	97.4	28,089	0.3	97.6	26,604	0.3
	2030	Castalia Minowa	97.3	49,021	0.5	93.6	48,346	0.5
	2031	Castalia Oyamadai	100.0	17,918	0.2	95.0	18,117	0.2
	2032	Castalia Nakano	97.2	35,980	0.4	97.2	35,968	0.4
	2033	Castalia Yoga	98.3	33,501	0.4	100.0	34,539	0.4
	2034	Castalia Sumiyoshi	98.1	33,238	0.4	100.0	32,594	0.3
	2035	Castalia Monzennakacho II	100.0	70,125	0.7	100.0	69,374	0.7
	2036	Castalia Oshiage	100.0	37,716	0.4	100.0	35,032	0.4
	2037	Castalia Kuramae	100.0	43,840	0.5	100.0	43,805	0.5
	2038	Castalia Nakanobu	97.6	74,989	0.8	98.8	73,588	0.8
	2039	Royal Parks Toyosu	100.0	335,042	3.6	100.0	334,043	3.5
	2040	Castalia Togoshi	97.5	75,754	0.8	94.9	77,081	0.8
	2041	Castalia Ooimachi	100.0	37,913	0.4	100.0	37,899	0.4
	2042	Casralia Omori	96.9	51,286	0.5	91.3	50,637	0.5
	2043	Castalia Mishuku	96.4	66,291	0.7	98.0	67,108	0.7
	2044	Castalia Arakawa	94.9	65,344	0.7	94.5	65,930	0.7

Type	Property number	Property name	19th period (From March 1, 2015 to August 31, 2015)			20th period (From September 1, 2015 to February 29, 2016)
			Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)	Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)
Residential facilities	2045	Castalia Omori II	94.9	80,061	0.9	97.1	81,623	0.8
	2046	Castalia Nakameguro	95.8	107,742	1.2	95.5	113,078	1.2
	2047	Castalia Meguro Chojyamaru	98.6	60,458	0.6	92.9	60,219	0.6
	2048	Castalia Meguro Takaban	80.0	51,643	0.6	92.9	51,772	0.5
	2049	Castalia Omori III	93.2	48,733	0.5	95.4	49,613	0.5
	2050	Morino Tonari	93.4	31,674	0.3	93.9	31,449	0.3
	2051	Castalia Meguro Tairamachi	96.7	30,467	0.3	96.7	30,739	0.3
	2052	Royal Parks SEASIR	100.0	162,538	1.7	100.0	243,792	2.5
	2053	Castalia Honkomagome	97.0	33,219	0.4	91.4	50,042	0.5
	3001	Cosmo Heim Musashikosugi	100.0	56,761	0.6	100.0	56,713	0.6
	3002	Castalia Tsurumi	93.8	26,365	0.3	96.9	25,727	0.3
	3003	Castalia Funabashi	100.0	31,862	0.3	100.0	30,155	0.3
	3006	Castalia Nishi Funabashi	93.8	33,746	0.4	100.0	32,045	0.3
	3007	Castalia Maihama	98.4	23,935	0.3	91.8	22,863	0.2
	3008	Castalia Ichikawamyoden	100.0	31,067	0.3	100.0	26,846	0.3
	3010	Castalia Urayasu	100.0	21,441	0.2	100.0	21,444	0.2
	3011	Castalia Minamigyotoku	100.0	19,932	0.2	93.9	18,425	0.2
	3012	Castalia Minamigyotoku II	97.1	14,050	0.2	100.0	13,819	0.1
	3013	Castalia Nogeyama	90.0	13,486	0.1	100.0	12,927	0.1
	3017	Castalia Ichikawa	100.0	19,706	0.2	100.0	19,702	0.2
	3018	Royal Parks Hanakoganei	100.0	244,362	2.6	100.0	244,708	2.5
	3019	Castalia Musashikosugi	97.6	55,213	0.6	98.7	58,058	0.6
	3020	Royal Parks Wakabadai	100.0	259,156	2.8	100.0	258,608	2.7
	3021	Pacific Royal Court Minatomirai Urban Tower	100.0	342,920	3.7	100.0	517,345	5.4
	3022	L-Place Shinkoyasu	100.0	37,877	0.4	100.0	56,852	0.6
	3023	Royal Parks Musasikosugi	100.0	45,432	0.5	100.0	68,209	0.7
	4001	Castalia Shinsakae	96.0	58,618	0.6	95.0	60,000	0.6
	4008	Aprile Tarumi	100.0	55,933	0.6	100.0	55,933	0.6
	4009	Crest Kusatsu	49.6	104,371	1.1	49.2	88,078	0.9
	4010	Castalia Sakaisuji Honmachi	93.9	64,010	0.7	95.8	62,422	0.6
	4011	Castalia Shin-Umeda	97.5	58,353	0.6	97.7	56,269	0.6
	4012	Castalia Abeno	97.2	174,356	1.9	95.8	175,021	1.8
	4014	Castalia Sakae	96.2	44,373	0.5	96.0	44,940	0.5
	4015	Castalia Nipponbashi Kouzu	97.6	157,587	1.7	98.3	157,265	1.6
	4016	Castalia Maruyama Urasando	100.0	21,552	0.2	100.0	21,498	0.2
	4017	Castalia Maruyama Omotesando	97.1	80,873	0.9	93.1	80,100	0.8
	4018	Castalia Higashi Hie	95.5	44,167	0.5	95.6	43,311	0.4
	4019	Castalia Tower Nagahoribashi	99.3	156,587	1.7	99.4	162,294	1.7
	4020	Castalia Sannomiya	97.2	53,131	0.6	98.3	54,656	0.6
	4021	Castalia Kotodaikoen	100.0	24,549	0.3	100.0	24,524	0.3
	4022	Castalia Ichibancho	98.5	39,146	0.4	100.0	39,420	0.4
	4023	Castalia Omachi	98.6	31,658	0.3	98.6	33,359	0.3
	4024	Castalia Uemachidai	97.1	87,656	0.9	98.4	88,218	0.9
	4025	Castalia Tower Higobashi	93.9	127,976	1.4	96.4	128,428	1.3
	4026	Big Tower Minami Sanjo	96.0	113,313	1.2	98.5	111,078	1.1
	4027	Castalia Fushimi	96.4	105,824	1.1	95.7	105,886	1.1
	4028	Castalia Meieki Minami	97.1	32,906	0.4	94.2	32,168	0.3
	4029	Castalia Yakuin	94.1	41,852	0.4	97.0	41,474	0.4
	4030	Castalia Mibu	95.1	48,980	0.5	95.0	50,057	0.5
	4031	Castalia Tsutsujigaoka	96.9	60,122	0.6	100.0	61,036	0.6

Type	Property number	Property name	19th period (From March 1, 2015 to August 31, 2015)			20th period (From September 1, 2015 to February 29, 2016)
			Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)	Occupancy rate (as of the end of period) (%) (Note 1)	Rental revenues during the period (Thousands of yen)	Rate to total rental revenues (%) (Note 2)
Residential facilities	4032	Castalia Ohori Bay Tower	82.6	145,383	1.6	73.5	150,417	1.6
	4033	Royal Parks Namba	100.0	135,027	1.4	100.0	135,400	1.4
	4034	Castalia Shigahondori	96.6	74,868	0.8	98.3	74,230	0.8
	4035	Castalia Kyoto Nishioji	–	–	–	91.5	21,260	0.2
	Residential facilities – Subtotal		95.8	9,273,294	99.1	96.0	9,579,043	99.1
	6001	Urban Living Inage	100.0	39,060	0.4	100.0	39,534	0.4
	6002	Aburatsubo Marina HILLS	100.0	43,749	0.5	100.0	43,749	0.5
	Residential facilities (properties for the elderly) – Subtotal		100.0	82,809	0.9	100.0	83,283	0.9
Total			95.9	9,356,103	100.0	96.0	9,662,326	100.0

(Note 1)
“Occupancy rate (as of the end of period)” is the leased floor space expressed as a percentage of the leasable floor space of each real estate and each real estate in trust as of August 31, 2015 and February 29, 2016, rounded to the first decimal place.

(Note 2)
“Rate to total rental revenues” is the leasing revenue from each real estate and each real estate in trust expressed as a percentage of total rental revenue from the entire portfolio, rounded to the first decimal place.

(4)	Summary of outstanding contracted amount and fair value of specified transactions

The following summarizes contracted amount and fair value of specified transactions of DHI as of February 29, 2016.

Category	Type	Contracted amount (Thousands of yen) (Note 1)		Fair value (Thousands of yen) (Note 2)
			Due after one year
Transaction other than market transaction	Interest-rate swap Receive floating/Pay fixed	106,468,000	74,668,000	(1,320,182)
Total		106,468,000	74,668,000	(1,320,182)

(Note 1)	“Contracted amount” is based on the notional principal amount.
(Note 2)	“Fair value” is quoted by counterparties based on the prevailing market interest rate.
(Note 3)	Since the special treatment for interest-rate swap contracts under the accounting standard for financial instruments is applied, these contracts are not carried at fair value in the balance sheets.

(5)	Status of Other Assets

Real estate and real estate trust beneficiary rights are all listed in “(3) Description of Portfolio” presented earlier in this report. There are no other specific assets to be included in the portfolio of DHI as of February 29, 2016.

4.	Capital Expenditures for Properties Held

(1)	Schedule of Capital Expenditures

The following table shows major scheduled capital expenditures for planned renovation work, and so forth, for real estate held as of February 29, 2016. The estimated construction cost includes the portion charged to expenses.

Property name (Location)	Purpose	Scheduled period	Estimated construction cost (Thousands of yen)
			Total amount	Payment during the period	Total amount paid
Castalia Shinjuku Gyoen II (Shinjuku Ward, Tokyo)	Large-scale renovations	From April 2016 to August 2016	33,264	–	–
Castalia Takanawadai II (Minato Ward, Tokyo)	Large-scale renovations	From April 2016 to August 2016	34,500	–	–
Castalia Ikebukuro (Toshima Ward, Tokyo)	Large-scale renovations	From April 2016 to August 2016	65,664	–	–
Castalia Urayasu (Urayasu City, Chiba)	Large-scale renovations	From April 2016 to August 2016	22,140	–	–

(2)	Capital Expenditures during the Period

The following provides a summary of major construction work for DHI’s real estate and costs incurred by DHI during the fiscal period, which is accounted for as capital expenditure. Capital expenditure during the current period was \968,554 thousand, and repair and maintenance of ¥383,566 thousand and restoration costs of ¥208,470 thousand were charged to expenses. In total, \1,560,591 thousand was incurred for construction work.

Property name (Location)	Purpose	Period	Construction cost (Thousands of yen)
Castalia Yoyogi Uehara (Shibuya Ward, Tokyo)	Large-scale renovations	From October 2015 to February 2016	19,123
Castalia Yoyogi Uehara (Shibuya Ward, Tokyo)	Entrance renovations	From December 2015 to February 2016	16,723
Castalia Shinjuku Gyoen (Shinjuku Ward, Tokyo)	Large-scale renovations	From May 2015 to September 2015	84,575
Castalia Meguro (Meguro Ward, Tokyo)	Large-scale renovations	From November 2015 to February 2016	17,524
Castalia Otsuka II (Toshima Ward, Tokyo)	Large-scale renovations	From October 2015 to February 2016	41,494
Castalia Honjo Azumabashi (Sumida Ward, Tokyo)	Large-scale renovations	From October 2015 to February 2016	35,783
Castalia Nishi Funabashi (Funabashi City, Chiba)	Large-scale renovations	From October 2015 to February 2016	24,403
Royal Parks Wakabadai (Inagi City, Tokyo)	Fencing dirt for slope protection	From February 2016 to February 2016	19,160
Crest Kusatsu (Kusatsu City, Shiga)	Renovation works	From November 2015 to December 2015	77,000
Crest Kusatsu (Kusatsu City, Shiga)	Large-scale renovations	From September 2015 to February 2016	219,206

(3)	Cash Reserves for Long-Term Repairs and Maintenance Plans

DHI sets aside the following cash reserves for future expenditure in order to secure the asset value and to provide funds for equipment renewals.

(Thousands of yen)
Operating period	16th period From September 1, 2013 to February 28, 2014	17th period From March 1, 2014 to August 31, 2014	18th period From September 1, 2014 to February 28, 2015	19th period From March 1, 2015 to August 31, 2015	20th period From September 1, 2015 to February 29, 2016
Balance of reserves at beginning of period	505,040	519,120	533,200	547,280	561,360
Amount reserved during period	14,080	14,080	14,080	14,080	14,080
Amount of reversal of reserves during period	–	–	–	–	–
Reserves carried forward	519,120	533,200	547,280	561,360	575,440

5.	Expenses and Liabilities

(1)	Expenses Incurred in Connection with Management of Assets

(Thousands of yen)
Item	19th period (From March 1, 2015 to August 31, 2015)	20th period (From September 1, 2015 to February 29, 2016)
Asset management fee	620,236	645,418
Asset custody fee	21,424	23,065
Administrative service fee	57,810	62,720
Directors’ compensation	6,600	6,600
Other expenses	285,757	289,226
Total	991,829	1,027,030

(2)	Short-Terms Loans and Long-Term Loans

The status of loans from each financial institution as of February 29, 2016 is as follows:

Classification		Loan date	Balance at the beginning of period (Thousands of yen)	Balance at the end of period (Thousands of yen)	Average interest rate (Note 1)	Repayment deadline	Repayment method	Purpose of use	Comments
	Lender
Short-term loans	Mizuho Bank, Ltd.	May 1, 2015	3,250,000	3,250,000	0.30%	April 28, 2016	Repayment in full on the due date	(Note 14)	Unsecured without warranty
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	May 1, 2015	3,250,000	3,250,000	0.30%	April 28, 2016	Repayment in full on the due date	(Note 14)	Unsecured without warranty
	Sumitomo Mitsui Banking Corporation	May 1, 2015	1,750,000	1,750,000	0.30%	April 28, 2016	Repayment in full on the due date	(Note 14)	Unsecured without warranty
	Sumitomo Mitsui Trust Bank, Limited	May 1, 2015	1,750,000	1,750,000	0.30%	April 28, 2016	Repayment in full on the due date	(Note 14)	Unsecured without warranty
	Subtotal	―	10,000,000	10,000,000	―	―	―	―	―

Classification		Loan date	Balance at the beginning of period (Thousands of yen)	Balance at the end of period (Thousands of yen)	Average interest rate (Note 1)	Repayment deadline	Repayment method	Purpose of use	Comments
	Lender
Current portion of long-term loans	Sumitomo Mitsui Banking Corporation	December 28, 2010	1,800,000	–	1.40% (Note 2)	December 28, 2015	Repayment in full on the due date	(Note 15)	Unsecured without warranty
	Sumitomo Mitsui Trust Bank, Limited		1,800,000	–
	Mizuho Bank, Ltd.		1,800,000	–
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,800,000	–
	Mitsubishi UFJ Trust and Banking Corporation		1,400,000	–
	Resona Bank, Limited		1,400,000	–
	Shinsei Bank, Limited		500,000	–
	Sumitomo Mitsui Trust Bank, Limited	January 31, 2013	2,000,000	2,000,000	0.43%	March 31, 2016	Repayment in full on the due date	(Note 16)	Unsecured without warranty
	Aozora Bank, Ltd.		2,000,000	2,000,000
	The Norinchukin Bank		1,000,000	1,000,000
	The Chiba Bank, Ltd.		600,000	600,000
	Sumitomo Mitsui Banking Corporation		500,000	500,000
	Mizuho Bank, Ltd.		500,000	500,000
	The Shizuoka Bank, Ltd.		500,000	500,000
	The Bank of Fukuoka		500,000	500,000
	Sumitomo Mitsui Trust Bank, Limited	September 30, 2011	–	5,200,000	1.10% (Note 3)	September 30, 2016	Repayment in full on the due date	(Note 17)	Unsecured without warranty
	Sumitomo Mitsui Banking Corporation		–	5,200,000
	Mizuho Bank, Ltd.		–	5,200,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		–	5,200,000
	Aozora Bank, Ltd.		–	4,500,000
	Mitsubishi UFJ Trust and Banking Corporation		–	3,000,000
	Resona Bank, Limited		–	2,500,000
	Shinsei Bank, Limited		–	1,000,000
	Subtotal	―	18,100,000	39,400,000	―	―	―	―	―
Long-term loans	Sumitomo Mitsui Trust Bank, Limited	September 30, 2011	5,200,000	–	1.10% (Note 3)	September 30, 2016	Repayment in full on the due date	(Note 17)	Unsecured without warranty
	Sumitomo Mitsui Banking Corporation		5,200,000	–
	Mizuho Bank, Ltd.		5,200,000	–
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		5,200,000	–
	Aozora Bank, Ltd.		4,500,000	–
	Mitsubishi UFJ Trust and Banking Corporation		3,000,000	–
	Resona Bank, Limited		2,500,000	–
	Shinsei Bank, Limited		1,000,000	–
	Sumitomo Mitsui Banking Corporation	March 27, 2012	3,000,000	3,000,000	1.03% (Note 4)	March 31, 2017	Repayment in full on the due date	(Note 18)	Unsecured without warranty
	Aozora Bank, Ltd.		1,500,000	1,500,000
	Mitsubishi UFJ Trust and Banking Corporation		1,500,000	1,500,000
	Shinkin Central Bank		1,000,000	1,000,000
	Mizuho Bank, Ltd.	March 27, 2012	3,000,000	3,000,000	1.03% (Note 4)	March 31, 2017	Repayment in full on the due date	(Note 18)	Unsecured without warranty
	Sumitomo Mitsui Trust Bank, Limited		3,000,000	3,000,000
	Mizuho Trust & Banking Co., Ltd.		1,000,000	1,000,000

Classification		Loan date	Balance at the beginning of period (Thousands of yen)	Balance at the end of period (Thousands of yen)	Average interest rate (Note 1)	Repayment deadline	Repayment method	Purpose of use	Comments
	Lender
Long-term loans	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 27, 2012	4,000,000	4,000,000	1.07% (Note 5)	March 27, 2019	Repayment in full on the due date	(Note 18)	Unsecured without warranty
	Resona Bank, Limited	March 26, 2012	1,095,000	1,095,000	0.77%	March 31, 2017	Repayment in full on the due date	(Note 19)	Unsecured without warranty
	Sumitomo Mitsui Trust Bank, Limited	July 31, 2012	3,480,000	3,480,000	0.70% (Note 6)	July 31, 2017	Repayment in full on the due date	(Note 19)	Unsecured without warranty
	Sumitomo Mitsui Banking Corporation		3,480,000	3,480,000
	Mizuho Bank, Ltd.		3,480,000	3,480,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,960,000	1,960,000
	Sumitomo Mitsui Trust Bank, Limited	January 31, 2013 and February 28, 2013	4,430,000	4,430,000	0.96% (Note 7)	January 31, 2020	Repayment in full on the due date	(Note 16)	Unsecured without warranty
	Sumitomo Mitsui Banking Corporation		3,260,000	3,260,000
	Aozora Bank, Ltd.		2,700,000	2,700,000
	Mizuho Bank, Ltd.		1,930,000	1,930,000
	Mizuho Trust & Banking Co., Ltd.		1,830,000	1,830,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,350,000	1,350,000
	The Norinchukin Bank		1,000,000	1,000,000
	Mitsubishi UFJ Trust and Banking Corporation		910,000	910,000
	Development Bank of Japan Inc.	January 31, 2013	1,500,000	1,500,000	0.96% (Note 8)	January 31, 2020	Repayment in full on the due date	(Note 16)	Unsecured without warranty
	The Norinchukin Bank	January 31, 2014	3,500,000	3,500,000	0.90% (Note 9)	January 31, 2021	Repayment in full on the due date	(Note 16)	Unsecured without warranty
	Sumitomo Mitsui Trust Bank, Limited	January 30, 2015	1,599,000	1,599,000	0.61% (Note 10)	January 31, 2022	Repayment in full on the due date	(Note 16)	Unsecured without warranty
	The Norinchukin Bank		1,510,000	1,510,000
	Aozora Bank, Ltd.		1,169,000	1,169,000
	Sumitomo Mitsui Banking Corporation		936,000	936,000
	Mizuho Bank, Ltd.		603,000	603,000
	Mizuho Trust & Banking Co., Ltd.		454,000	454,000
	Mitsubishi UFJ Trust and Banking Corporation		226,000	226,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		211,000	211,000
	The Chiba Bank, Ltd.		150,000	150,000
	Development Bank of Japan Inc.	January 30, 2015	2,000,000	2,000,000	0.88% (Note 11)	January 31, 2024	Repayment in full on the due date	(Note 16)	Unsecured without warranty

Classification		Loan date	Balance at the beginning of period (Thousands of yen)	Balance at the end of period (Thousands of yen)	Average interest rate (Note 1)	Repayment deadline	Repayment method	Purpose of use	Comments
	Lender
Long-term loans	Sumitomo Mitsui Trust Bank, Limited	May 1, 2015	2,030,000	2,030,000	0.66% (Note 12)	April 28, 2022	Repayment in full on the due date	(Note 14)	Unsecured without warranty
	The Norinchukin Bank		1,600,000	1,600,000
	Sumitomo Mitsui Banking Corporation		1,354,500	1,354,500
	Aozora Bank, Ltd.		1,192,000	1,192,000
	Mizuho Bank, Ltd.		1,017,000	1,017,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		616,000	616,000
	Mizuho Trust & Banking Co., Ltd.		524,000	524,000
	Nippon Life Insurance Company		500,000	500,000
	Development Bank of Japan Inc.		400,000	400,000
	Mitsubishi UFJ Trust and Banking Corporation		291,500	291,500
	The Shizuoka Bank, Ltd.		260,000	260,000
	The Chiba Bank, Ltd.		215,000	215,000
	Sumitomo Mitsui Banking Corporation	December 28, 2015	–	1,800,000	0.59% (Note 13)	December 28, 2022	Repayment in full on the due date	(Note 19)	Unsecured without warranty
	Sumitomo Mitsui Trust Bank, Limited		–	1,800,000
	Mizuho Bank, Ltd.		–	1,800,000
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		–	1,800,000
	Mitsubishi UFJ Trust and Banking Corporation		–	1,400,000
	Resona Bank, Limited		–	1,400,000
	Shinsei Bank, Limited		–	500,000
	Subtotal	―	104,563,000	83,263,000	―	―	―	―	―
Total		―	132,663,000	132,663,000	―	―	―	―	―

(Note 1)	Average interest rates are loan interest rates (weighted average during the applicable term) of the corresponding lenders, and are rounded to the second decimal place.
(Note 2)	On and after March 31, 2011, the interest rate is substantially fixed at an annual rate of 1.40% based on an interest-rate swap agreement dated March 23, 2011.
(Note 3)	On and after December 30, 2011, the interest rate is substantially fixed at an annual rate of 1.096% based on an interest-rate swap agreement dated December 20, 2011.
(Note 4)	On and after June 29, 2012, the interest rate is substantially fixed at an annual rate of 1.025% based on an interest-rate swap agreement dated June 7, 2012.
(Note 5)	This loan carries a fixed interest rate.
(Note 6)	On and after July 31, 2012, the interest rate is substantially fixed at an annual rate of 0.69536% based on an interest-rate swap agreement dated July 24, 2012.
(Note 7)	On and after February 28, 2013, the interest rate is substantially fixed at an annual rate of 0.9585% based on an interest-rate swap agreement dated February 4, 2013.
(Note 8)	This loan carries a fixed interest rate.
(Note 9)	On and after February 28, 2014, the interest rate is substantially fixed at an annual rate of 0.89825% based on an interest-rate swap agreement dated February 17, 2014.
(Note 10)	On and after April 30, 2015, the interest rate is substantially fixed at an annual rate of 0.6076% based on an interest-rate swap agreement dated April 27, 2015.
(Note 11)	This loan carries a fixed interest rate.
(Note 12)	On and after May 29, 2015, the interest rate is substantially fixed at an annual rate of 0.661% based on an interest-rate swap agreement dated May 27, 2015.
(Note 13)	On and after December 28, 2015, the interest rate is substantially fixed at an annual rate of 0.585% based on an interest-rate swap agreement dated December 24, 2015.
(Note 14)	To be used to purchase trust beneficiary rights in real estate and related expenses.

(Note 15)	To be used to purchase rehabilitation obligations (others), purchase rehabilitation obligations (investment corporation bonds) and repay part of rehabilitation obligations (loans).
(Note 16)	To be used for redemption of rehabilitation obligations (investment corporation bonds) and repayment of rehabilitation obligations (loans).
(Note 17)	To be used to refinance existing loans and rehabilitation obligations with right of separate satisfaction (refinance fund).
(Note 18)	To be used for redemption of rehabilitation obligations (investment corporation bonds) and repayment of rehabilitation obligations (loans).
(Note 19)	To be used for repayment of existing loans (refinance fund).

(3)	Investment Corporation Bonds

The status of investment corporation bonds outstanding as of February 29, 2016 is as follows:

Name of bond	Date of issuance	Balance at the beginning of period (Thousands of yen)	Balance at the end of period (Thousands of yen)	Interest rate	Maturity	Method of redemption	Purpose of use	Comments
Daiwa House Residential Investment Corporation, No. 1 Unsecured Investment Corporation Bonds (Note 1)	March 9, 2012	3,000,000	3,000,000	1.12%	March 9, 2017	Redemption in full on maturity	(Note 2)	Unsecured
Daiwa House Residential Investment Corporation, No. 2 Unsecured Investment Corporation Bonds (Note 1)	January 22, 2015	3,000,000	3,000,000	0.35%	January 22, 2021	Redemption in full on maturity	(Note 3)	Unsecured
Daiwa House Residential Investment Corporation, No. 3 Unsecured Investment Corporation Bonds (Note 1)	January 22, 2015	3,000,000	3,000,000	0.67%	January 22, 2025	Redemption in full on maturity	(Note 3)	Unsecured
Total	–	9,000,000	9,000,000	–	–	–	–	–

(Note 1)	The bonds have pari passu conditions among specified investment corporation bonds.
(Note 2)	Proceeds are used as funds for repayment of existing loans.
(Note 3)	To be used for redemption of rehabilitation obligations (investment corporation bonds) and repayment of rehabilitation obligations (loans).

(4)	Short-Term Investment Corporation Bonds

Not applicable.

(5)	Unit Acquisition Rights

Not applicable.

6.	Status of Purchases and Sales during the Period

(1)	Status of Purchases and Sales of Properties and Asset-Backed Securities, Infrastructure Assets, and Infrastructure related Assets

Property number	Property name	Acquisition		Transfer
		Date of acquisition	Acquisition price (Note 1) (Millions of yen)	Date of transfer	Transfer price (Note 1) (Millions of yen)	Book value (Millions of yen)	Gain or loss on disposal (Note 2) (Millions of yen)
4035	Castalia Kyoto Nishioji	November 2, 2015	973	–	–	–	–
Total		–	973	–	–	–	–

(Note 1)	“Acquisition price” and “Transfer price” do not include expenses incurred in connection with the acquisition or transfer, settlement of taxes and public dues, and consumption taxes.
(Note 2)	“Gain or loss on disposal” represents the transfer price less book value of disposed property and any related expenses.
(Note 3)	Amounts less than the currency unit are truncated.

(2)	Transaction for Other Assets

Assets other than the above-mentioned properties and asset-backed securities are mostly bank deposits or bank deposits in trust assets.

(3)	Investigation of Prices, etc., of Specified Assets

i)	Properties, etc.

Acquisition or transfer	Property name	Transaction date	Type of assets	Acquisition price (Millions of yen) (Note 1)	Appraisal value (Millions of yen)	Appraisal agency	Date of appraisal
Acquisition	Castalia Kyoto Nishioji	November 2, 2015	Real estate	973	1,000	Morii Appraisal & Investment Consulting, Inc.	August 31, 2015
Total	–	–	–	973	1,000	–	–

(Note 1)	“Acquisition price” and “Transfer price” do not include expenses incurred in connection with the acquisition or transfer, settlement of taxes and public dues, and consumption taxes.
(Note 2)	Amounts less than the currency unit are truncated.
(Note 3)	Appraisal value shown above is obtained by applying “Real estate appraisal standards, Chapter 3, Appraisal of the value of real estate that is subject to securitization.”

ii)	Other

Among transactions DHI conducted, for any transactions requiring surveys on prices, and so forth, of specified assets in accordance with Article 201 of the Investment Trusts Act, other than the transaction shown in “i) Properties, etc.,” above, Ernst & Young ShinNihon LLC was commissioned to do such surveys. During the period under review (from September 1, 2015 to February 29, 2016), one interest rate swap transaction required such survey, and DHI received a survey report from Ernst & Young ShinNihon LLC. The survey was conducted on the nature of the transaction, including the name of the counterparty, the transaction period, currency, the assumed principal amount and other matters.

(4)	Transactions with Interested Parties

i)	Status of Transactions

Not applicable for purchase and sale transactions, etc. with interested parties, etc. (Note) for the 20th fiscal period.

ii)	Amount of Fees Paid

Classification	Total amount paid (A) (Thousands of yen)	Breakdown of transactions (Note) with interested parties		Rate to total amount paid Payment recipient (B/A) (%)
		Payment recipient	Amount paid (B) (Thousands of yen)
Property lease and management expenses, etc.	392,479	Daiwa Living Co., Ltd.	272,031	69.3
Outsourcing expenses	486,556	Daiwa Living Co., Ltd.	299,263	61.5
		Daiwa Lease Co., Ltd.	232	0.0
Repair and maintenance construction expenses	383,566	Daiwa Living Co., Ltd.	291,232	75.9
		Daiwa Lease Co., Ltd.	770	0.2
Restoration costs	208,470	Daiwa Living Co., Ltd.	141,396	67.8
Other operating expenses	12,209	Daiwa Living Co., Ltd.	7,350	60.2

(Note)
“Interested parties, etc.” are interested parties, etc., of the Asset Management Company with which DHI has concluded an asset management agreement as provided in Article 201, Paragraph 1 of the Investment Trust Law, Article 123 of the Order for Enforcement of for the Investment Trust Law, Article 244, Item 3 of Ordinance for Enforcement of Investment Trust Law and Article 26, Item 27 of The Investment Trusts Association, Japan’s Rules on Management Reports, etc., of Investment Trusts and Investment Corporations. As disclosed above, DHI had transactions, such as payments of fees, with Daiwa Living Co., Ltd. and Daiwa Lease Co., Ltd. during this fiscal period.

(5)	Transactions with Asset Management Company in Other Business Operated by Asset Management Company

Not applicable because the Asset Manager does not engage in any business related to the type I financial instruments business, type II financial instruments business, real estate brokerage or real estate specified joint enterprise.

7.	Accounting

(1)	Status of Assets, Liabilities, Principal (Investment) and Profit/Loss

Please refer to “Balance Sheets,” “Statements of Income and Retained Earnings,” “Statements of Changes in Net Assets,” “Statements of Cash Distributions” and “Notes to Financial Statements” in the latter part.

(2)	Changes in Method to Calculate Depreciation Expenses

Not applicable.

(3)	Changes in Evaluation Method of Properties and Infrastructure Assets

Not applicable.

(4)	Status of Beneficiary Certificates of Investment Trust Established by DHI

Not applicable.

(5)	Disclosure relating to a Corporation Holding Overseas Real Estate and to Real Estate Held by such Corporation

Not applicable.

8.	Other

(1)	Notice

Conclusions and amendments of major contracts which were approved at meetings of the Board of Directors during the current fiscal period are summarized below.

Date of the Board of Directors meeting	Item	Description
November 24, 2015	Conclusion of an agreement on amendments to Asset Management Agreement
An agreement on amendments to the Asset Management Agreement with Daiwa House Asset Management Co., Ltd. dated June 7, 2005 was concluded, with approval of the proposal pertaining to partial amendments to the Articles of Incorporation at the general meeting of unitholders of DHI scheduled to be held on November 25, 2015 as a condition precedent.

November 24, 2015	Conclusion of memorandum on asset management fees
Memorandum on asset management fees concerning the Asset Management Agreement with Daiwa House Asset Management Co., Ltd. dated June 7, 2015 was concluded, with approval of the proposal pertaining to partial amendments to the Articles of Incorporation at the general meeting of unitholders of DHI scheduled to be held on November 25, 2015 as a condition precedent.

Date of the Board of Directors meeting	Item	Description
December 18, 2015	Conclusion of memorandum to amend Unitholder Registration Operator Agreement
In response to the Act on the Use of Numbers to Identify a Specific Individual in the Administrative Procedure (Act on the Social Security and Tax Number System), memorandum was concluded concerning the “Unitholder Registration Operator Agreement” as of January 5, 2009, and its accompanying memorandum with Sumitomo Mitsui Trust Bank, Limited.

(2)	Treatment of Fractions in Amounts and Rates

Unless otherwise specified, amounts less than the units indicated are truncated, while values of ratio are rounded up or down to the nearest value of the last digit in this report.

II.	Balance Sheets

(Thousands of yen)
	As of August 31, 2015	As of February 29, 2016
Assets
Current Assets
Cash and bank deposits	¥3,294,129	¥3,777,892
Cash and bank deposits in trust	4,374,627	4,219,302
Rental receivables	85,467	96,884
Prepaid expenses	348,569	319,970
Consumption taxes receivable	78,484	–
Other current assets	43,078	45,357
Allowance for doubtful accounts	(3,440)	(3,921)
Total current assets	8,220,917	8,455,484
Fixed assets
Property and equipment
Building	28,480,803	29,006,699
Accumulated depreciation	(3,035,186)	(3,331,692)
Building (net)	25,445,617	25,675,007
Structures	251,188	255,331
Accumulated depreciation	(27,928)	(30,835)
Structures (net)	223,259	224,495
Machinery and equipment	456,634	479,422
Accumulated depreciation	(84,388)	(93,704)
Machinery and equipment (net)	372,245	385,717
Tools, furniture and fixtures	670,176	676,340
Accumulated depreciation	(250,012)	(271,600)
Tools, furniture and fixtures (net)	420,164	404,740
Land	21,908,825	22,453,013
Building in trust	118,204,930	118,906,184
Accumulated depreciation	(12,921,816)	(14,440,415)
Building in trust (net)	105,283,114	104,465,769
Structures in trust	954,449	993,333
Accumulated depreciation	(135,316)	(156,015)
Structures in trust (net)	819,133	837,318
Machinery and equipment in trust	1,900,424	1,928,225
Accumulated depreciation	(572,156)	(643,786)
Machinery and equipment in trust (net)	1,328,268	1,284,439
Tools, furniture and fixtures in trust	437,363	531,039
Accumulated depreciation	(183,455)	(204,800)
Tools, furniture and fixtures in trust (net)	253,907	326,238
Land in trust	85,002,219	85,002,219
Construction in progress in trust	12,000	–
Total property and equipment	241,068,755	241,058,958
Intangible assets
Leasehold rights in trust	5,354,762	5,317,233
Software	2,326	2,033
Trademark rights	3,731	3,385
Total intangible assets	¥5,360,820	¥5,322,652

(Thousands of yen)
	As of August 31, 2015		As of February 29, 2016
Investments and other assets
Long-term prepaid expenses		¥445,727		¥453,702
Guaranteed deposits		10,195		10,261
Lease and guarantee deposits in trust		3,250,134		3,250,134
Total investment and other assets		3,706,057		3,714,098
Total fixed assets		250,135,633		250,095,710
Deferred assets
Investment corporation bond issuance costs		43,982		38,956
Total deferred assets		43,982		38,956
Total assets		258,400,533		258,590,152
Liabilities
Current liabilities
Trade payable		667,598		1,056,563
Short-term loans	*1	10,000,000	*1	10,000,000
Current portion of long term loans		18,100,000		39,400,000
Other payable		169,783		107,811
Accrues expenses		543,089		520,944
Income taxes payable		605		605
Consumption taxes payable		–		40,265
Rent received in advance		903,634		899,666
Deposits received		258,258		308,560
Total current liabilities		30,642,969		52,334,417
Long-term liabilities
Investment corporation bonds		9,000,000		9,000,000
Long-term loans		104,563,000		83,263,000
Tenant leasehold and security deposits		302,369		288,518
Tenant leasehold and security deposits in trust		2,124,653		2,089,742
Asset retirement obligations		415,079		419,792
Total long-term liabilities		116,405,102		95,061,053
Total liabilities		147,048,071		147,395,471
Net assets
Unitholders’ equity
Unitholders’ capital		61,703,224		61,703,224
Surplus
Capital surplus		28,241,587		28,241,587
Voluntary retained earnings
Reserve for distribution		18,261,746		18,072,729
Total voluntary retained earnings		18,261,746		18,072,729
Retained earnings		3,145,903		3,177,139
Total surplus		49,649,237		49,491,456
Total unitholders’ equity		111,352,461		111,194,680
Total net assets	*2	111,352,461	*2	111,194,680
Total liabilities and net assets		¥258,400,533		¥258,590,152

III.	Statements of Income and Retained Earnings

(Thousands of yen)
	From March 1, 2015 to August 31, 2015		From September 1, 2015 to February 29, 2016
Operating revenues
Rental revenues	¥	*1 8,716,329	¥	*1 9,076,818
Other rental revenues	*1	639,773	*1	585,507
Total operating revenues		9,356,103		9,662,326
Operating expenses
Real estate rental expenses	*1	4,438,425	*1	4,688,094
Asset management fees		620,236		645,418
Asset custodian and consignment fees		21,424		23,065
Administrative service and consignment fees		57,810		62,720
Directors’ remuneration		6,600		6,600
Provision of allowance for doubtful accounts		1,223		1,551
Other operating expenses		284,534		287,675
Total operating expenses		5,430,254		5,715,125
Operating income		3,925,849		3,947,200
Non-operating income
Interest income		505		515
Gain on exclusion of distribution payable		4,518		4,021
Other		15		142
Total non-operating income		5,039		4,679
Non-operating expenses
Interest expenses		575,549		572,250
Interest expenses on investment corporation bond		32,543		31,748
Amortization of investment corporation bond issuance costs		5,025		5,025
Financing-related expenses		169,651		163,502
Other		1,608		1,608
Total non-operating expenses		784,379		774,135
Ordinary income		3,146,508		3,177,744
Income before income taxes		3,146,508		3,177,744
Income taxes		605		605
Total income taxes		605		605
Net income		3,145,903		3,177,139
Retained earnings		¥3,145,903		¥3,177,139

IV.	Statements of Changes in Net Assets

Prior fiscal period: From March 1, 2015 to August 31, 2015

(Thousands of yen)

	Unitholders’ equity							Total net assets
	Unitholders’ capital	Surplus					Total unitholders’ equity
		Capital surplus	Voluntary retained earnings		Retained earnings	Total surplus
			Reserve for distribution	Total voluntary retained earnings
Beginning balance	61,703,224	28,241,587	18,430,566	18,430,566	3,080,483	49,752,638	111,455,862	111,455,862
Changes during the fiscal period
Reversal of reserve for distribution			(168,820)	(168,820)	168,820	–	–	–
Dividends from retained earnings					(3,249,304)	(3,249,304)	(3,249,304)	(3,249,304)
Net income					3,145,903	3,145,903	3,145,903	3,145,903
Total changes during the fiscal period	–	–	(168,820)	(168,820)	65,419	(103,400)	(103,400)	(103,400)
Ending balance	* 61,703,224	28,241,587	18,261,746	18,261,746	3,145,903	49,649,237	111,352,461	111,352,461

Current fiscal period: From September 1, 2015 to February 29, 2016

(Thousands of yen)

	Unitholders’ equity							Total net assets
	Unitholders’ capital	Surplus					Total unitholders’ equity
		Capital surplus	Voluntary retained earnings		Capital surplus	Total surplus
			Reserve for distribution	Total voluntary retained earnings
Beginning balance	61,703,224	28,241,587	18,261,746	18,261,746	3,145,903	49,649,237	111,352,461	111,352,461
Changes during the fiscal period
Reversal of reserve for distribution			(189,016)	(189,016)	189,016	–	–	–
Dividends from retained earnings					(3,334,920)	(3,334,920)	(3,334,920)	(3,334,920)
Net income					3,177,139	3,177,139	3,177,139	3,177,139
Total changes during the fiscal period	–	–	(189,016)	(189,016)	31,235	(157,781)	(157,781)	(157,781)
Ending balance	* 61,703,224	28,241,587	18,072,729	18,072,729	3,177,139	49,491,456	111,194,680	111,194,680

V.	Notes to Financial Statements

Notes on Important Accounting Policies

Category	Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
1. Method of depreciation of noncurrent assets
(1) Property, plant and equipment (including properties in trust)

The straight-line method is used.

The useful lives of major property, plant and equipment are listed below.

Buildings                                    2 to 69 years
Structures                                   6 to 63 years
Machinery and equipment       9 to 29 years
Tools, furniture and fixtures    2 to 28 years

(2) Intangible assets (including properties in trust)

The straight-line method is used.

The useful life of major intangible assets is shown below.

Software                                     5 years

The leasehold rights (fixed-term land lease right in general) are amortized on a straight-line basis over the life of each contract.

(1) Property, plant and equipment (including properties in trust)

The straight-line method is used.

The useful lives of major property, plant and equipment are listed below.

Buildings                                     2 to 69 years
Structures                                    6 to 63 years
Machinery and equipment        7 to 29 years
Tools, furniture and fixtures     2 to 28 years

(2) Intangible assets (including properties in trust)

The straight-line method is used.

The useful life of major intangible assets is shown below.

Software                                     5 years

The leasehold rights (fixed-term land lease right in general) are amortized on a straight-line basis over the life of each contract.

2. Accounting method for deferred assets	Investment corporation bond issuance costs Costs are amortized on the straight-line basis over the term of the bonds.	Investment corporation bond issuance costs Costs are amortized on the straight-line basis over the term of the bonds.
3. Recognition of provision
Allowance for doubtful accounts

To prepare for losses from bad debt, an estimated uncollectible amount is provided either by making an estimation using the historical rate of credit loss in the case of general receivables, or based on individual consideration of collectability in the case of specific receivables such as highly doubtful receivables.

Allowance for doubtful accounts

To prepare for losses from bad debt, an estimated uncollectible amount is provided either by making an estimation using the historical rate of credit loss in the case of general receivables, or based on individual consideration of collectability in the case of specific receivables such as highly doubtful receivables.

4. Recognition of revenues and expenses
Property-related taxes

For property tax, city planning tax, and depreciation asset tax for real estate properties, etc., held, the amount of tax levied corresponding to the fiscal period is recorded as real estate rental expenses.

The settlement money for property tax that is paid to the transferor upon acquisition of real estate properties is not recorded as real estate rental expenses but included in the acquisition costs of the related properties.

Property-related taxes

For property tax, city planning tax, and depreciation asset tax for real estate properties, etc., held, the amount of tax levied corresponding to the fiscal period is recorded as real estate rental expenses.

The settlement money for property tax that is paid to the transferor upon acquisition of real estate properties is not recorded as real estate rental expenses but included in the acquisition costs of the related properties.

Category	Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
5. Method of hedge accounting
(1) Method of hedge accounting

Deferral hedge accounting is used. However, the special treatment is applied for interest-rate swaps that meet certain conditions.

(2) Hedging instruments and hedged items

Hedging instruments: Interest rate swaps

Hedged items: Interest on borrowings

(3) Hedging policy

DHI utilizes derivative financial instruments in accordance with basic risk management policies for the purpose of heading risks specified in the Articles of Incorporation of DHI.

(4) Method of assessing hedge effectiveness

Hedging effectiveness is assessed and validated by comparing the cumulative gains or losses on the hedging instrument with the cumulative gains or losses on the underlying hedged item.
However, the assessment of hedge effectiveness is omitted for the interest rate swaps meeting specific criteria.

(1) Method of hedge accounting

Deferral hedge accounting is used. However, the special treatment is applied for interest-rate swaps that meet certain conditions.

(2) Hedging instruments and hedged items

Hedging instruments: Interest rate swaps

Hedged items: Interest on borrowings

(3) Hedging policy

DHI utilizes derivative financial instruments in accordance with basic risk management policies for the purpose of heading risks specified in the Articles of Incorporation of DHI.

(4) Method of assessing hedge effectiveness

Hedging effectiveness is assessed and validated by comparing the cumulative gains or losses on the hedging instrument with the cumulative gains or losses on the underlying hedged item.
However, the assessment of hedge effectiveness is omitted for the interest rate swaps meeting specific criteria.

6. Other important matters forming the basis of preparation of financial statements
(1) Accounting treatment of trust beneficiary rights in real estate

For trust beneficiary rights in real estate, each of the trust assets and liabilities as well as all income generated and expenses incurred in trusts are recorded in the relevant balance sheet and income statement accounts.

Of the trust assets, the following assets are separately presented in the balance sheet due to their materiality:

i) Cash and bank deposits in trust

ii) Buildings and structures in trust, machinery and equipment in trust, tools, furniture and fixtures in trust, land in trust and construction in progress in trust, leasehold rights in trust

iii) Leasehold rights in trust

iv) Lease and guarantee deposits in trust

v) Tenant leasehold and security deposits in trust

(2) Consumption taxes

        Consumption taxes withheld and consumption taxes paid are not included in the accompanying statements of income and retained earnings. Non-deductible consumption taxes for acquisition of assets are added on to the acquisition cost of each asset.

(1) Accounting treatment of trust beneficiary rights in real estate

For trust beneficiary rights in real estate, each of the trust assets and liabilities as well as all income generated and expenses incurred in trusts are recorded in the relevant balance sheet and income statement accounts.

Of the trust assets, the following assets are separately presented in the balance sheet due to their materiality:

i) Cash and bank deposits in trust

ii) Buildings and structures in trust, machinery and equipment in trust, tools, furniture and fixtures in trust and land in trust

iii) Leasehold rights in trust

iv) Lease and guarantee deposits in trust

v) Tenant leasehold and security deposits in trust

(2) Consumption taxes

Consumption taxes withheld and consumption taxes paid are not included in the accompanying statements of income and retained earnings. Non-deductible consumption taxes for acquisition of assets are added on to the acquisition cost of each asset.

Notes to Balance Sheets

Previous fiscal period (Reference) (August 31, 2015)	Current fiscal period (February 29, 2016)
*1.Commitment line contracts DHI has entered into separate commitment line agreements with four respective trading banks. (Thousands of yen)	*1.Commitment line contracts DHI has entered into separate commitment line agreements with four respective trading banks. (Thousands of yen)
Total amount of commitment line	10,000,000	Total amount of commitment line	10,000,000
Outstanding loans at end of the period	–	Outstanding loans at end of the period	–
Amount unutilized at end of the period	10,000,000	Amount unutilized at end of the period	10,000,000

*2. Minimum net assets stipulated in Article 67, paragraph 4 of the Act on Investment Trusts and Investment Corporations 50,000 thousand yen	*2. Minimum net assets stipulated in Article 67, paragraph 4 of the Act on Investment Trusts and Investment Corporations 50,000 thousand yen

Notes to Statements of Income

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
*1. Breakdown of income (loss) from real estate rental business (Thousands of yen)	*1. Breakdown of income (loss) from real estate rental business (Thousands of yen)
A.Real estate rental revenues		A. Real estate rental revenues
Real estate rental revenues		Real estate rental revenues
Rental income	¥8,422,768	Rental income	¥8,772,019
Common service fees	293,561	Common service fees	304,799
Subtotal	8,716,329	Subtotal	9,076,818
Other rental revenues		Other rental revenues
Facility charges	284,130	Facility charges	291,639
Incidental revenues	52,750	Incidental revenues	51,426
Other rental business revenues	302,892	Other rental business revenues	242,441
Subtotal	639,773	Subtotal	585,507
Total rental business revenues	9,356,103	Total rental business revenues	9,662,326
B.Real estate rental expenses		B. Real estate rental expenses
Real estate rental expenses		Real estate rental expenses
Management fees	903,562	Management fees	879,036
Utilities	135,789	Utilities	130,371
Taxes and public dues	489,716	Taxes and public dues	489,583
Repairs	239,183	Repairs	383,566
Insurance premiums	14,000	Insurance premiums	14,342
Restoration costs	291,732	Restoration costs	208,470
Custodian fees	46,844	Custodian fees	55,676
Depreciation and amortization	1,897,265	Depreciation and amortization	2,012,584
Other operating expenses	420,329	Other operating expenses	514,462
Total real estate rental expenses	4,438,425	Total real estate rental expenses	4,688,094
C. Income (loss) from real estate rental business (A – B)	¥4,917,678	C. Income (loss) from real estate rental business (A – B)	¥4,974,231

2. Transactions with major unitholders (Thousands of yen)	2. Transactions with major unitholders (Thousands of yen)
Business transactions		Business transactions
Operating revenues	82,809	Operating revenues	82,809
Non-business transactions
Acquisition of trust beneficiary rights in real estate	17,750,000

Notes to Statements of Changes in Net Assets

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
*Total number of investment units authorized and issued Total number of investment units authorized 4,000,000 units Total number of investment units issued 747,740 units	*Total number of investment units authorized and issued Total number of investment units authorized 4,000,000 units Total number of investment units issued 747,740 units

Non-current Lease Assets

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
Not applicable.	Not applicable.

Financial Instruments

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
1.Matters regarding financial instruments

(1) Policy for the use of financial instruments

As a policy, when acquiring real estate and other properties, as well as when repaying its obligations, DHI raises necessary funds through loans from banks, issuance of investment corporation bonds and issuance of investment units, etc. As for financing efforts, DHI carefully pays attention to the long-term nature, cost effectiveness and soundness of the financial instruments, while considering the diversification of financial methods and repayment deadlines.

DHI may use derivative financial instruments for such purposes as hedging interest rate fluctuation risk, but does not engage in speculative transactions using these instruments. DUI currently uses interest-rate swaps to hedge interest rate fluctuation risk.

Surplus funds can be invested in securities or monetary claims; however, as a current policy of DHI, they are deposited in interest-bearing accounts.

1.Matters regarding financial instruments

(1) Policy for the use of financial instruments

As a policy, when acquiring real estate and other properties, as well as when repaying its obligations, DHI raises necessary funds through loans from banks, issuance of investment corporation bonds and issuance of investment units, etc. As for financing efforts, DHI carefully pays attention to the long-term nature, cost effectiveness and soundness of the financial instruments, while considering the diversification of financial methods and repayment deadlines.

DHI may use derivative financial instruments for such purposes as hedging interest rate fluctuation risk, but does not engage in speculative transactions using these instruments. DUI currently uses interest-rate swaps to hedge interest rate fluctuation risk.

Surplus funds can be invested in securities or monetary claims; however, as a current policy of DHI, they are deposited in interest-bearing accounts.

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
(2) Details of financial instruments, related risks and risk management system

The Asset Managers stipulate basic provisions of risk management in their risk management rules.

Investment corporation bonds and loans are used to finance such efforts as acquisition of real estate and repayment of loans. These financial instruments are exposed to liquidity risk, though DHI controls such risk by maintaining the ratio of interest-bearing debt to total assets under a certain percentage, diversifying repayment deadlines, and retaining a certain amount of highly liquid cash and deposits.

For floating rate borrowings exposed to the risk of interest rate fluctuations, DHI, in order to reduce the impact caused by rising interest rates, closely watches the movement of interest rates, and intends to increase the ratio of fixed rate loans, etc.

Deposits are exposed to credit risks, including collapse of the financial institutions where deposits are made, and thus, are managed through the use of liquid deposits.

(2) Details of financial instruments, related risks and risk management system

The Asset Managers stipulate basic provisions of risk management in their risk management rules.

Investment corporation bonds and loans are used to finance such efforts as acquisition of real estate and repayment of loans. These financial instruments are exposed to liquidity risk, though DHI controls such risk by maintaining the ratio of interest-bearing debt to total assets under a certain percentage, diversifying repayment deadlines, and retaining a certain amount of highly liquid cash and deposits.

For floating rate borrowings exposed to the risk of interest rate fluctuations, DHI, in order to reduce the impact caused by rising interest rates, closely watches the movement of interest rates, and intends to increase the ratio of fixed rate loans, etc.

Deposits are exposed to credit risks, including collapse of the financial institutions where deposits are made, and thus, are managed through the use of liquid deposits.

(3) Supplementary explanation concerning fair value of financial instruments

The fair values of financial instruments are determined by market prices, and in the case of financial instruments without observable market prices, reasonable estimates are included in the valuation. Since certain assumptions are used to measure applicable fair values, the amounts are subject to change under the different assumptions.

(3) Supplementary explanation concerning fair value of financial instruments

The fair values of financial instruments are determined by market prices, and in the case of financial instruments without observable market prices, reasonable estimates are included in the valuation. Since certain assumptions are used to measure applicable fair values, the amounts are subject to change under the different assumptions

2. Fair value of financial instruments The book value on the balance sheet, fair value and the difference as of August 31, 2015, are as follows:	2. Fair value of financial instruments The book value on the balance sheet, fair value and the difference as of February 29, 2016 are as follows:
(Thousands of yen)	(Thousands of yen)
	Balance sheet carrying amount	Fair value	Difference		Balance sheet carrying amount	Fair value	Difference
(1) Cash and bank deposits	3,294,129	3,294,129	–	(1) Cash and bank deposits	3,777,892	3,777,892	–
(2) Cash and bank deposits in trust	4,374,627	4,374,627	–	(2) Cash and bank deposits in trust	4,219,302	4,219,302	–
(3) Short-term loans	10,000,000	10,000,000	–	(3) Short-term loans	10,000,000	10,000,000	–
(4) Current portion of long-term loans	18,100,000	18,117,777	(17,777)	(4) Current portion of long-term loans	39,400,000	39,469,366	(69,366)
(5) Investment corporation bonds	9,000,000	8,964,296	35,703	(5) Investment corporation bonds	9,000,000	9,137,179	(137,179)
(6) Long-term loans	104,563,000	105,099,737	(536,737)	(6) Long-term loans	83,263,000	84,243,652	(980,652)
(7) Derivatives	–	–	–	(7) Derivatives	–	–	–

Previous fiscal perio (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
(Notes)

1.Methods of calculating the fair values of financial instruments

(1) Cash and bank deposits, (2) Cash and bank deposits in trust

These instruments are settled in the short term and their fair values are approximately equal to their book values, thus, the measurement is based on their book value.

(3) Short-term loans

These instruments carry floating interest rates, and their fair values are approximately equal to their book values, thus, the measurement is based on their book values.

(5) Investment corporation bonds

The fair value of these bonds is measured as the present value, which is calculated by discounting the combined total of principal and interest by the interest rate determined taking into account the current maturity and corresponding credit risk.

(4) Current portion of long-term loans, (6) Long-term loans

Because the fair value of long-term loans payable that carry floating interest rates is approximate to the book value, the book value is used as the fair value of these liabilities. However, for long-term loans payable with floating interest rates to which special treatment for interest rate swaps is applied (Refer to (7), ii) below), the fair value is the value calculated by discounting the sum of principal and interest, which are treated in combination with the said interest rate swap, at a reasonable rate estimated for a similar loan corresponding to the remaining period. The fair value of long-term loans payable carrying fixed interest rates is calculated by discounting the total of principal and interest at the rate assumed when a new loan corresponding to the remaining period is made.

(7) Derivative transactions

i) Derivative transactions for which hedge accounting has not been applied: Not applicable

ii) Derivative transactions for which hedge accounting has been applied: Contract amount, or the amount equivalent to principal specified in the contract according to the hedge accounting method as of August 31, 2015 is shown as follows:

(Notes)

1.Methods of calculating the fair values of financial instruments

(1) Cash and bank deposits, (2) Cash and bank deposits in trust

These instruments are settled in the short term and their fair values are approximately equal to their book values, thus, the measurement is based on their book value.

(3) Short-term loans

These instruments carry floating interest rates, and their fair values are approximately equal to their book values, thus, the measurement is based on their book values.

(5) Investment corporation bonds

The fair value of these bonds is measured as the present value, which is calculated by discounting the combined total of principal and interest by the interest rate determined taking into account the current maturity and corresponding credit risk.

(4) Current portion of long-term loans, (6) Long-term loans

Because the fair value of long-term loans payable that carry floating interest rates is approximate to the book value, the book value is used as the fair value of these liabilities. However, for long-term loans payable with floating interest rates to which special treatment for interest rate swaps is applied (Refer to (7), ii) below), the fair value is the value calculated by discounting the sum of principal and interest, which are treated in combination with the said interest rate swap, at a reasonable rate estimated for a similar loan corresponding to the remaining period. The fair value of long-term loans payable carrying fixed interest rates is calculated by discounting the total of principal and interest at the rate assumed when a new loan corresponding to the remaining period is made.

(7) Derivative transactions

i) Derivative transactions for which hedge accounting has not been applied: Not applicable

ii) Derivative transactions for which hedge accounting has been applied: Contract amount, or the amount equivalent to principal specified in the contract according to the hedge accounting method as of February 29, 2016 is shown as follows:

Hedge accounting method	Type of derivative transaction	Major hedged item	Hedge accounting method	Type of derivative transaction	Major hedged item
Special treatment for interest-rate swap	Interest-rate swap agreement Receive floating and pay fixed	Long-term loan	Special treatment for interest-rate swap	Interest-rate swap agreement Receive floating and pay fixed	Long-term loan

(Thousands of yen)	(Thousands of yen)
Hedge accounting method	Contracted amount		Fair value	Calculation method for fair value	Hedge accounting method	Contracted amount		Fair value	Calculation method for fair value
		Due after one year					Due after one year
Special treatment for interest-rate swap	106,468,000	95,968,000	(Note)	–	Special treatment for interest-rate swap	106,468,000	74,668,000	(Note)	–

(Note)      Interest-rate swaps subject to special accounting treatment are included in the accounting for the hedged long-term loan, thus, the fair value is included in the fair value of the corresponding applicable long-term loan. (Refer to (Notes) 1. (6) above)

(Note)      Interest-rate swaps subject to special accounting treatment are included in the accounting for the hedged long-term loan, thus, the fair value is included in the fair value of the corresponding applicable long-term loan. (Refer to (Notes) 1. (6) above)

2.Redemption schedule for monetary claims after August 31, 2015 (Thousands of yen)	2.Redemption schedule for monetary claims after February 29, 2016 (Thousands of yen)
	Within 1 year		Within 1 year
Cash and bank deposits	3,294,129	Cash and bank deposits	3,777,892
Cash and bank deposits in trust	4,374,627	Cash and bank deposits in trust	4,219,302

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
3. Repayments (scheduled) of short-term loans, investment corporation bonds and long-term loans after August 31, 2015 (Thousands of yen)	3. Repayments (scheduled) of short-term loans, investment corporation bonds and long-term loans after February 29, 2016 (Thousands of yen)
	Within 1 year	1 to 2 years	2 to 3 years		Within 1 year	1 to 2 years	2 to 3 years
Short-term loans	10,000,000	–	–	Short-term loans	10,000,000	–	–
Current portion of long-term loans	18,100,000	–	–	Current portion of long-term loans	39,400,000	–	–
Investment corporation bonds	–	3,000,000	–	Investment corporation bonds	–	3,000,000	–
Long-term loans	–	59,295,000	–	Long-term loans	–	27,495,000	–

	3 to 4 years	4 to 5 years	Over 5 years		3 to 4 years	4 to 5 years	Over 5 years
Short-term loans	–	–	–	Short-term loans	–	–	–
Current portion of long-term loans	–	–	–	Current portion of long-term loans	–	–	–
Investment corporation bonds	–	–	6,000,000	Investment corporation bonds	–	3,000,000	3,000,000
Long-term loans	4,000,000	18,910,000	22,358,000	Long-term loans	22,910,000	3,500,000	29,358,000

Notes on Asset Retirement Obligations

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
1. Overview of asset retirement obligations

DHI has entered into fixed-term land lease agreements with the land owners of some real estate on which DHI’s assets are located and recognizes liabilities for the restoration of real estate to its original state upon withdrawal from real estate as asset retirement obligations.

2. Calculation method of the amount of asset retirement obligations

DHI estimates the useful life of applicable assets as the remaining agreement period of the applicable fixed-term land lease rights (54-60 years), and uses a 2.1%-2.4% discount rate for the calculation of applicable asset retirement obligations.

3. Changes in asset retirement obligations during the fiscal period.

(Thousands of yen)

1. Overview of asset retirement obligations

DHI has entered into fixed-term land lease agreements with the land owners of some real estate on which DHI’s assets are located and recognizes liabilities for the restoration of real estate to its original state upon withdrawal from real estate as asset retirement obligations.

2. Calculation method of the amount of asset retirement obligations

DHI estimates the useful life of applicable assets as the remaining agreement period of the applicable fixed-term land lease rights (54-60 years), and uses a 2.1%-2.4% discount rate for the calculation of applicable asset retirement obligations.

3. Changes in asset retirement obligations during the fiscal period.

(Thousands of yen)

Balance at beginning of the period	410,420	Balance at beginning of the period	415,079
Increase due to acquisition of properties	–	Increase due to acquisition of properties	–
Accretion expense	4,659	Accretion expense	4,712
Balance at end of the period	415,079	Balance at end of the period	419,792

Investment and Rental Properties

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
DHI owns residential housing for lease in Tokyo and other areas for the purpose of earning rental revenues. The book value on the balance sheet corresponding to those rental and other real estate properties, changes during the period and the fair value as of August 31, 2015 are as follows:

(Thousands of yen)

DHI owns residential housing for lease in Tokyo and other areas for the purpose of earning rental revenues. The book value on the balance sheet corresponding to those rental and other real estate properties, changes during the period and the fair value as of February 29, 2016 are as follows:

(Thousands of yen)

Book value on balance sheets			Fair value at end of the period	Book value on balance sheets			Fair value at end of the period
Balance at beginning of the period	Changes during the period	Balance at end of the period		Balance at beginning of the period	Changes during the period	Balance at end of the period
229,017,233	17,394,284	246,411,517	273,723,000	246,411,517	(35,325)	246,376,192	278,340,000

(Notes)

1. The book value on the balance sheets is the acquisition cost less accumulated depreciation.

2. Increase in the period ended August 31, 2015 is mainly attributable to the acquisition of Royal Parks SEASIR, Castalia Honkomagome, Pacific Royal Court Minatomirai Urban Tower, L-Place Shinkoyasu and Royal Parks Musashikosugi (¥19,000,210 thousand). Decrease in this period is mainly attributable to depreciation and amortization.

3. The fair value at the end of the period represents the value assessed by a third-party real estate appraiser.

(Notes)

1.The book value on the balance sheets is the acquisition cost less accumulated depreciation.

2. Increase in the period ended February 29, 2016 is mainly attributable to the acquisition of Castalia Kyoto Nishioji (¥1,054,104 thousand). Decrease in this period is mainly attributable to depreciation.

3. The fair value at the end of the period represents the value assessed by a third-party real estate appraiser.

The income or loss regarding investment and rental properties is disclosed under “Notes to Statements of Income.”	The income or loss regarding investment and rental properties is disclosed under “Notes to Statements of Income.”

Deferred Income Taxes

Previous fiscal period (Reference) (As of August 31, 2015)	Current fiscal period (As of February 29, 2016)
1.Significant components of deferred tax assets and liabilities (Thousands of yen)	1.Significant components of deferred tax assets and liabilities (Thousands of yen)
Deferred tax assets (current)		Deferred tax assets (current)
Allowance for doubtful accounts	43	Allowance for doubtful accounts	620
Other	19,554	Other	19,857
Subtotal – deferred tax assets (current)	19,598	Subtotal – deferred tax assets (current)	20,478
Valuation allowance	19,598	Valuation allowance	20,478
Total deferred tax assets (current)	–	Total deferred tax assets (current)	–

Net deferred tax assets (current)	–	Net deferred tax assets (current)	–

Deferred tax assets (non-current)		Deferred tax assets (non-current)
Valuation difference based on the reappraisal at the time of the merger (Long-term prepaid expenses)	1,577	Valuation difference based on the reappraisal at the time of the merger (Long-term prepaid expenses)	1,348
Valuation difference based on the reappraisal at the time of the merger (Land and Building)	1,601,372	Valuation difference based on the reappraisal at the time of the merger (Land and Building)	1,571,116
Loss carryforward assumed at the time of the merger	14,385,714	Loss carryforward assumed at the time of the merger	14,385,714
Asset retirement obligations	134,112	Asset retirement obligations	135,634
Other	31,794	Other	43,920
Subtotal	16,154,571	Subtotal	16,137,734
Deferred tax liabilities (non-current)		Deferred tax liabilities (non-current)
Valuation difference based on the reappraisal at the time of the merger (Land and Building)	1,769,317	Valuation difference based on the reappraisal at the time of the merger (Land and Building)	1,752,467
Asset retirement costs (associated with asset retirement obligations)	121,621	Asset retirement costs (associated with asset retirement obligations)	121,621
Subtotal	1,890,938	Subtotal	1,874,088
Valuation allowance	14,263,632	Valuation allowance	14,263,645
Total deferred tax assets (non-current)	–	Total deferred tax assets (non-current)	–

Net deferred tax assets (non-current)	–	Net deferred tax assets (non-current)	–

2. Reconciliation of significant difference between the statutory tax rate and the effective tax rate after applying deferred income tax accounting (%)	2. Reconciliation of significant difference between the statutory tax rate and the effective tax rate after applying deferred income tax accounting (%)
Statutory tax rate	34.15	Statutory tax rate	32.31
(Adjustments)		(Adjustments)
Tax-deductible dividends paid	(34.18)	Tax-deductible dividends paid	(32.37)
Other	0.05	Other	0.08
Effective tax rate after applying deferred income tax accounting	0.02	Effective tax rate after applying deferred income tax accounting	0.02

Related Party Transactions

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)

Attribute	Name	Business type or occupation	Investment holding ratio (%)	Transaction type	Amount of transaction (Thousands of yen)	Account	Balance at end of period (Thousands of yen)
Major unitholder	Daiwa House Industry Co., Ltd.	Construction industry	10.09	Acquisition of trust beneficiary rights in real estate	17,750,000	–	–
				Rental income	82,809	Rent received in advance	13,801
						Tenant leasehold and security deposits in trust	95,837
Interested party, etc.	Daiwa Living Co., Ltd.	Real estate property management	–	Rental income	1,286,106	Tenant leasehold and security deposits in trust	259,477
				Property lease and management compensation payment	961,357	Trade payable	273,092
	Daiwa Lease Co., Ltd.	Construction industry	–	Rental income	102,000	Rent received in advance	18,360
						Tenant leasehold and security deposits in trust	102,000
				Property lease and management compensation payment	1,531	Trade payable	–
	DAIWA LIFENEXT CO., LTD.	Asset management business		Rental income	33,278	Tenant leasehold and security deposits in trust	16,639
	Royal Home Center Co., Ltd.	Retail business	–	Sales promotion expenses	546	–	–
Custodian	Sumitomo Mitsui Trust Bank, Limited	Trust and banking business	–	New loans	1,750,000	Short-term loans	1,750,000
				Repayment of loans	200,000
				–	–	Current portion of long-term loans	3,800,000
				New loans	2,030,000	Long-term loans	19,739,000
				Interest payment	85,796	Accrued expenses	14,624
				Real estate management and trust	24,145	–	–
				Administrative service and consignment fees	49,965	–	–
				Investment units administrative service fees	7,845	Accrued expenses	435
				Brokerage fees	25,000	–	–

(Note 1)	In the above table, consumption taxes are not included in the transaction amounts but are included in the balances at the end of the period.
(Note 2)	Transaction terms and conditions are determined based on the current market practices.

Current fiscal period (From September 1, 2015 to February 29, 2016)

Classification	Name	Business or occupation	Investment holding ratio (%)	Transaction type	Amount of transaction (Thousands of yen)	Account title	Ending balance (Thousands of yen)
Major unitholder	Daiwa House Industry Co., Ltd.	Construction industry	10.09	Rental income	82,809	Rent received in advance	13,801
						Tenant leasehold and security deposits in trust	95,837
Interested party, etc.	Daiwa Living Co., Ltd.	Asset management business	–	Rental income	1,537,066	Tenant leasehold and security deposits in trust	259,477
				Property lease and management compensation payment	1,011,274	Trade payable	302,467
	Daiwa Lease Co., Ltd.	Construction industry	–	Rental income	102,000	Rent received in advance	18,360
						Tenant leasehold and security deposits in trust	102,000
				Property lease and management compensation payment	1,002	Trade payable	–
	DAIWA LIFENEXT CO., LTD.	Asset management business	–	Rental income	49,918	Tenant leasehold and security deposits in trust	16,639
Custodian	Sumitomo Mitsui Trust Bank, Limited	Trust and banking business	–	–	–	Short-term loans	1,750,000
				Repayment of loans	1,800,000	Current portion of long-term loans	7,200,000
				New loans	1,800,000	Long-term loans	16,339,000
				Interest payment	84,936	Accrued expenses	11,428
				Real estate management and trust	24,086	–	–
				Administrative service and consignment fees	53,858	–	–
				Investment units administrative service fees	8,862	Accrued expenses	467

(Note 1)	In the above table, consumption taxes are not included in the transaction amounts but are included in the balances at the end of the period
(Note 2)	Transaction terms and conditions are determined based on the current market practices.

Per Unit Information

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
Net assets per unit (Yen)	148,918	Net assets per unit (Yen)	148,707
Net income per unit (Yen)	4,207	Net income per unit (Yen)	4,248

Net income per unit is calculated by dividing net income by the average number of investment units weighted by the days in the period.

Diluted net income per unit is not stated, as there is no potential investment unit.

Net income per unit is calculated by dividing net income by the average number of investment units weighted by the days in the period.

Diluted net income per unit is not stated, as there is no potential investment unit.

(Note)	Basis of calculation for the amounts of net income per unit is stated as follows:

	Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
Net income (Thousands of yen)	3,145,903	3,177,139
Amount not attributable to common unitholders (Thousands of yen)	–	–
Net income attributable to common units (Thousands of yen)	3,145,903	3,177,139
Average number of investment units during the period (Units)	747,740	747,740

Significant Subsequent Events

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
1.Acquisition of assets Acquisition of the following property was resolved at the Board of Directors meeting held on October 8, 2015.	1.Fund procurement and repayment. (1) DHI repaid a loan of ¥7,600 million that became due on March 31, 2016 and executed the following new loan as refinance funds on the same date.
Property Name	Castalia Kyoto Nishioji
Lender:                              Sumitomo Mitsui Trust Bank, Limited
Aozora Bank, Ltd.
The Norinchukin Bank
The Chiba Bank, Ltd.
Sumitomo Mitsui Banking Corporation
Mizuho Bank, Ltd.
The Shizuoka Bank, Ltd.
The Bank of Fukuoka

Asset Type	Real estate
Expected Acquisition Price (Note 1)	¥973,000 thousand
Seller (Note 2)	Company engaged in general business in Japan
Execution Date of Agreement	October 15, 2015
Scheduled Acquisition Date	November 2, 2015

(Notes)

1.Acquisition price does not include expenses incurred in connection with the acquisition, taxes and public dues, and consumption taxes.

2.The name of the seller is not disclosed as the seller has not consented to such disclosure. The seller is not a party having a special interest in DHI or the Asset Manager.

Amount:                        ¥7,600 million

Interest rate:                 Basic interest rate (Japanese Bankers Association 1-month yen TIBOR) + 0.20%

Loan date:                     March 31, 2016

Repayment deadline:   March 29, 2019

Repayment method:     Repayment in full on the due date

Collateral:                      Unsecured without warranty

2. Changes in commitment line

DHI agreed to amend the terms of the commitment line as of September 30, 2015 as follows:

Total credit limit:¥10,000 million

Lender:                          The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Sumitomo Mitsui Banking Corporation; Sumitomo Mitsui Trust Bank, Limited; Mizuho Bank, Ltd.

Drawdown period:       From October 4, 2015 to October 3, 2016

Individual loan period: Within 1 year

Collateral:                      Unsecured and non-guaranteed

Usage of funds:           To fund the acquisition of trust beneficiary rights and real estate (including common area), as well as payment of related expenses, the repayment and redemption of existing loans (including existing investment corporation bonds).

(2) At a meeting of the Board of Directors held on April 15, 2016, DHI decided to conclude a modification agreement with the goal of extending the repayment date of ¥10,000 million in short-term debt due for repayment on April 28, 2016.
The details of said borrowing after the changes effected by the modification agreement are as follows:

Lender:                           Mizuho Bank, Ltd.

Amount:                         ¥3,250 million

Interest rate:                  Basic interest rate (Japanese Bankers Association 1-month yen TIBOR) + 0.175%

Loan date:                     May 1, 2015

Repayment deadline:  April 28, 2017

Repayment method:    Repayment in full on the due date

Collateral:                      Unsecured without warranty

Lender:                          The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Amount:                        ¥3,250 million

Interest rate:                 Basic interest rate (Japanese Bankers Association 1-month yen TIBOR) + 0.175%

Loan date:                     May 1, 2015

Repayment deadline:   April 28, 2017

Repayment method:    Repayment in full on the due date

Collateral:                      Unsecured without warranty

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)

Lender:                           Sumitomo Mitsui Trust Bank, Limited

Amount:                        ¥1,750 million

Interest rate:                 Basic interest rate (Japanese Bankers Association 1-month yen TIBOR) + 0.175%

Loan date:                     May 1, 2015

Repayment deadline:   April 28, 2017

Repayment method:    Repayment in full on the due date

Collateral:                      Unsecured without warranty

Lender:                          Sumitomo Mitsui Banking Corporation

Amount:                        ¥1,750 million

Interest rate:                 Basic interest rate (Japanese Bankers Association 1-month yen TIBOR) + 0.175%

Loan date:                     May 1, 2015

Repayment deadline:  April 28, 2017

Repayment method:    Repayment in full on the due date

Collateral:                      Unsecured without warranty

2. The Merger between DHI and Daiwa House REIT Investment Corporation

DHI and Daiwa House REIT Investment Corporation (hereinafter referred to as “DHR”) resolved at meetings of their respective Boards of Directors held on April 15, 2016 to execute the merger (hereinafter referred to as the “Merger”), coming into effect on September 1, 2016 and concluded the merger agreement (hereinafter referred to as the “Merger Agreement”) as of April 15, 2016.

(1) Major reason of business combination

DHI and DHR (collectively referred to as the “Investment Corporations”) have to date used their individual strengths to work towards securing stable income over the medium to long term and steadily growing their assets, with the aim of sustainably increasing unitholder value.  However, each faces its own challenges: DHI’s LTV ratio remains high, and its portfolio specialized in residential properties offers limited opportunities for internal growth, while DHR has few available strategies for positioning in the logistics REIT sector or for efficiently swapping out investments and achieving internal growth at its current portfolio size.

Under these circumstances, for addressing these challenges and promoting the future growth of both companies, the Investment Corporations determined that the Merger was the most effective strategy for maximizing unitholder value based on stable income and stabilized/improved distribution through solid growth of the portfolio.  As such, the Investment Corporations have today executed the Merger Agreement.

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)

(2) Date of combination

September 1, 2016 (Scheduled)

(3) Legal Format of the Merger

An “absorption-type merger” method in which DHI will be the surviving company and DHR will be the absorbed company.

(4) Name of the investment corporation after the date of combination

Daiwa House REIT Investment Corporation (the name is scheduled to be changed from Daiwa House Residential Investment Corporation to Daiwa House REIT Investment Corporation on September 1, 2016)

(5) Merger Ratio

In the Merger, each investment unit of DHR will be exchanged for 2.2 investment units of DHI. As a result, for DHR’s unitholders, the number of investment units granted will include fractions of less than one unit. These fractional investment units shall, in accordance with the provisions of the law, be sold in the market and the proceeds from the sale of these fractional units shall be granted to unitholders in proportion to their fractional units

(6) Cash Distributions on Merger

Instead of cash distributions to DHR's unitholders for the operating period ending on the day before the date on which the merger comes into effect, DHI will make a cash distribution on merger within a reasonable period of time after the date on which the merger becomes effective, to the unitholders listed or recorded in the final unitholders’ register as of the day the date on which the merger comes into effect (hereinafter referred to as the “Allotted Investors”) a distribution amount equivalent to the cash distribution for the same operating period (DHR’s distributable earnings as of the day before the date on which the Merger comes into effect, divided by the number of investment units issued and outstanding of DHR on the day before the date on which the merger comes into effect, from which the number of investment units held by unitholders other than the allotted unitholders has been subtracted).

3. Acquisition of Assets

On April 15, 2016, DHI concluded an agreement to acquire the following assets, and intends to acquire said assets, with the effectuation of the merger as a condition precedent.

Property name	Castalia Ningyocho III (Roygent Ningyocho) (Note 3)
Asset type	Trust beneficiary rights in real estate (Note 4)
Expected acquisition price (Note 1)	¥2,000,000 thousand
Seller (Note 2)	Daiwa House Industry Co., Ltd.
Date of purchase agreement	April 15, 2016
Scheduled acquisition date	September 28, 2016
Funds for acquisition	Loans and own funds

Property name	Royal Parks Umejima
Asset type	Trust beneficiary rights in real estate (Note 4)
Expected acquisition price (Note 1)	¥2,020,000 thousand
Seller (Note 2)	Daiwa House Industry Co., Ltd.
Date of purchase agreement	April 15, 2016
Scheduled acquisition date	September 28, 2016
Funds for acquisition	Loans and own funds

Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)

(Notes)

1. Acquisition price does not include expenses incurred in connection with the acquisition, settlement of taxes and public dues, and consumption taxes.

2. As the seller is a party having a special interest in DHI and or the Asset Manager, the transaction was executed in accordance with certain procedures prescribed in the internal rule “regulations on transactions with interested parties” of the Asset Manager.

3. DHI plans to change the property name. The name after the change is provided with the name as of April 15, 2016 in parentheses.

4. The asset to be acquired stands as physical real estate as of April 15, 2016. By the planned acquisition date, the current owner will entrust the property to a trustee, and DHI will acquire trust beneficiary rights in the entrusted property.

On April 15, 2016, DHR concluded an agreement to the effect that it will acquire D Project Hibiki Nada, D Project Morioka II, Sports Depo/ Golf 5 Kokura East IC store and Naha Shin-Toshin Center Building (Daiwa Roynet Hotel Naha Omoromachi) on September 28, 2016.

The DHI is scheduled to inherit the position, rights and obligations of the buyer as per the purchase agreement for the assets DHR is scheduled to acquire.

The effectuation of the merger is a condition precedent to the planned acquisition of these assets.

VI.	Statements of Cash Distributions

(Yen)

	Previous fiscal period (Reference) (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
I. Unappropriated income	3,145,903,429	3,177,139,345
II. Reversal of reserve for distribution	189,016,971	200,892,593
III. Distributions	3,334,920,400	3,365,577,740
[Distributions per investment unit]	[ 4,460]	[ 4,501]
IV. Reserve fund for distribution	–	12,454,198
V. Earnings carried forward	–	–

Method of calculation of cash dividends
In accordance with Section 37.1.1 of the Articles of Incorporation set forth by DHI for distributions of cash dividends, the amount of dividends payable is limited by the amount of income and more than 90% of income available for distribution of dividends of DHI as set forth in Section 67.15 of the Special Taxation Measures Law.

Also, DHI implemented its policy of stabilized distributions by utilizing the reserve fund for distribution.

In accordance with the foresaid policy, ¥3,334,920,400 (¥4,460 per unit) was set as the amount for distribution of dividends. The amount is the total of the current period’s unappropriated income of ¥3,145,903,429 and the reversal of reserve for distribution of ¥189,016,971.

No cash distribution exceeding the income amount set forth in Section 37.1.2 of the Articles of Incorporation of DHI shall be made.

In accordance with Section 37.1.1 of the Articles of Incorporation set forth by DHI for distributions of cash dividends, the amount of dividends payable is limited by the amount of income and more than 90% of income available for distribution of dividends of DHI as set forth in Section 67.15 of the Special Taxation Measures Law.

Also, DHI implemented its policy of stabilized distributions by utilizing the reserve fund for distribution.

In accordance with the foresaid policy, ¥3,365,577,740 (¥4,501 per unit) was set as the amount for distribution of dividends. The amount is the total of the current period’s unappropriated income of ¥3,177,139,345 and the reversal of reserve for distribution of ¥200,892,593 less provision of reserve for distribution of ¥12,454,198.

No cash distribution exceeding the income amount set forth in Section 37.1.2 of the Articles of Incorporation of DHI shall be made.

VII.	Statements of Cash Flows (Reference information)

(Thousands of yen)

	From March 1, 2015 to August 31, 2015		From September 1, 2015 to February 29, 2016
Cash flows from operating activities
Income before income taxes		¥3,146,508		¥3,177,744
Depreciation and amortization		1,897,265		2,012,584
Amortization of investment corporation bond issuance costs		5,025		5,025
Amortization of trademark rights		359		346
Amortization of software		292		292
Loss on retirement of noncurrent assets		2,640		45,399
Interest income		(505)		(515)
Interest expense		608,093		603,998
Change in rental receivables		(43,148)		(11,416)
Change in consumption taxes receivable		(101,191)		118,750
Change in advance payments		(28,844)		28,599
Change in trade payables		209,654		(38,039)
Change in other payables		(7,018)		(5,288)
Change in accrued expenses		32,557		5,013
Change in deposits received		2,907		40,803
Change in rent received in advance		38,362		(35,145)
Change in long-term prepaid expenses		24,589		(7,975)
Change in allowance for doubtful accounts		562		480
Change in lease and guarantee deposits in trust		(1,293,218)		–
Other		(95,395)		(52,198)
Subtotal		4,399,496		5,888,462
Interest received		505		515
Interest paid		(602,876)		(631,157)
Income taxes paid		(612)		(581)
Net cash provided by operating activities		3,796,512		5,257,238
Cash flows from investing activities
Purchases of property and equipment		(53,670)		(1,095,441)
Purchases of property and equipment in trust		(17,105,008)		(548,305)
Purchases of intangible fixed assets		(259)		–
Purchases of intangible fixed assets in trust		(2,030,432)		–
Proceeds from tenant leasehold and security deposits		34,350		24,879
Payment of tenant leasehold and security deposits		(18,914)		(16,362)
Proceeds from tenant leasehold and security deposits in trust		383,229		131,252
Payment of tenant leasehold and security deposits in trust		(132,945)		(93,312)
Net cash used in investing activities		(18,923,652)		(1,597,290)
Cash flows from financing activities
Proceeds from short-term loans		10,000,000		–
Repayment of short-term loans		(800,000)		–
Proceeds from long-term loans		10,000,000		10,500,000
Repayment of long-term loans		–		(10,500,000)
Dividend payment		(3,246,851)		(3,331,511)
Net cash provided by (used in) financing activities		15,953,148		(3,331,511)
Net increase in cash and cash equivalents		826,009		328,437
Cash and cash equivalents at beginning of period		6,842,747		7,668,757
Cash and cash equivalents at end of period	¥	* 7,668,757	¥	* 7,997,194

(Note)	The statements of cash flows is not audited by the Independent Auditor as it is not subject to an audit of the independent auditor pursuant to Article 130 of the Investment Trusts Act.

Other Supplementary Information for Significant Accounting Policies

Item	Previous fiscal period (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
Scope of cash (cash and cash equivalents) in the statements of cash flows
Cash and cash equivalents consist of cash on hand and in trust, bank deposits and deposits in trust redeemable on demand, and short-term investments, which are readily convertible to cash, with an original maturity of three months or less, and an insignificant risk of price fluctuation.

Cash and cash equivalents consist of cash on hand and in trust, bank deposits and deposits in trust redeemable on demand, and short-term investments, which are readily convertible to cash, with an original maturity of three months or less, and an insignificant risk of price fluctuation.

Other Supplementary Information related to Statement of Cash Flows (Reference information)

Previous fiscal period (From March 1, 2015 to August 31, 2015)	Current fiscal period (From September 1, 2015 to February 29, 2016)
*  A reconciliation of cash and bank deposits in the accompanying balance sheet at August 31, 2015 with cash and cash equivalents in the accompanying statements of cash flows is as follows:

(As of August 31, 2015)
(Thousands of yen)

*  A reconciliation of cash and bank deposits in the accompanying balance sheet at February 29, 2016 with cash and cash equivalents in the accompanying statements of cash flows is as follows:

(As of February 29, 2016)
(Thousands of yen)

Cash and bank deposits	3,294,129	Cash and bank deposits	3,777,892
Cash in trust and bank deposits in trust	4,374,627	Cash in trust and bank deposits in trust	4,219,302
Cash and cash equivalents	7,668,757	Cash and cash equivalents	7,997,194